MarketWise

FISCAL YEAR 2022 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF**

For the transition period from   to

Commission File Number: 001-39405

MarketWise, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**87-1767914**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1125 N. Charles Street Baltimore, Maryland	**21201**
(Address of principal executive offices)	(Zip Code)

(Address of principal executive offices, including zip code)

(888) 261-2693

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	**MKTW**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d). ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 12 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the registrant's shares of Class A common stock as reported by The Nasdaq Global Market on June 30, 2022 was approximately $48.2 million.

As of March 27, 2023, there were 34,827,077 shares of the registrant's Class A common stock and 291,092,303 shares of the registrant's Class B common stock, each with a par value of $0.0001 per share, outstanding.

TABLE OF CONTENTS

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Summary Risk Factors

The following is a summary of some of the risks, uncertainties, and assumptions that could materially adversely affect our business, financial position, results of operations, and cash flows. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our securities. You should read this summary together with the more detailed description of each risk factor contained below.

- Our business depends on our ability to attract new subscribers and to persuade existing subscribers to renew their subscription agreements with us and to purchase additional products and services from us. If we are unable to attract new subscribers, or continue to engage existing subscribers, our revenue and operating results may be adversely affected.

- If we fail to adequately market our products and services, or to monitor and manage our use of social media platforms as marketing tools, it could have a material adverse effect on our business, results of operations, and financial condition.

- Failure to maintain and protect our reputation for trustworthiness and independence may harm our business. In addition, in the event the reputation of any of our current or former directors, officers, key contributors, editors, or staff were harmed for any reason, our business, results of operations, and financial condition could suffer.

- If we fail to effectively manage our growth, our business, results of operations, and financial condition could be harmed.

- Our future success depends on attracting, developing, and retaining capable management, editors, and other key personnel.

- Our success depends on our ability to respond to and adapt to changes in technology and consumer behavior.

- If we are unable to successfully integrate acquisitions, identify and integrate future acquisitions, or dispose of assets and businesses, our results of operations could be adversely affected.

- Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

- Our business, products, and facilities are at risk of a number of material disruptive events that our operational risk management and business continuity programs may not be adequate to address.

- Disruptions to our third-party technology providers and management systems could harm our business and lead to loss of subscribers.

- We are subject to payment processing risk.

- Failure to comply with laws and regulations or other regulatory action or investigations, including with respect to the federal and state securities laws, could adversely affect our business.

- We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products.

- Any failure of our internal security measures or breach of our privacy protections could cause us to lose subscribers and subject us to liability.

- We are subject to laws, regulations, and industry standards related to data privacy, data protection, and information security, including industry requirements such as the Payment Card Industry Data Security Standard. Our actual or perceived failure to comply with such obligations could harm our business.

- Changes in our provision for income taxes or adverse outcomes resulting from examination of our income or other tax returns or changes in tax legislation could adversely affect our business, financial condition, and results of operations.

- MarketWise, Inc.'s sole material asset is its interest in MarketWise, LLC, and, accordingly, it will depend on distributions from MarketWise, LLC to pay its taxes and expenses, including payments under the Tax Receivable Agreement. MarketWise, LLC's ability to make such distributions may be subject to various limitations and restrictions.

- The Tax Receivable Agreement requires MarketWise, Inc. to make cash payments to the members of the MarketWise, LLC, other than MarketWise, Inc. (the "MarketWise Members") in respect of certain tax benefits to which MarketWise, Inc. may become entitled, and no such payments will be made to any holders of our Class A common stock unless such holders are also MarketWise Members. The payments MarketWise, Inc. will be required to make under the Tax Receivable Agreement may be substantial.

- The MarketWise Members have significant influence over us, including control over decisions that require the approval of MarketWise, Inc. stockholders.

- The MarketWise Members have the right to have their MarketWise Units redeemed or exchanged into shares of Class A common stock, which, if exercised, will dilute your economic interest in MarketWise, Inc.

- A significant portion of the total outstanding shares of our Class A common stock (or shares of our Class A common stock that may be issued in the future pursuant to the exchange or redemption of MarketWise Units) are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our securities to drop significantly, even if our business is doing well.

- Under certain circumstances, the Sponsor and certain members of our management team will be entitled to the Sponsor Earnout Shares and the Management Member Earnout Shares, as applicable, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

- We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report financial results could be adversely affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements within the meaning of federal securities law, and as such are not historical facts. This includes, without limitation, statements regarding our financial position and business strategy, and the plans and objectives of management for our future operations. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "strive," "would," and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, but not limited to:

- our ability to attract new subscribers and to persuade existing subscribers to renew their subscription agreements with us and to purchase additional products and services from us;

- our ability to adequately market our products and services, and to develop additional products and product offerings;

- our ability to manage our growth effectively, including through acquisitions;

- failure to maintain and protect our reputation for trustworthiness and independence;

- our ability to attract, develop, and retain capable management, editors, and other key personnel;

- our ability to grow market share in our existing markets or any new markets we may enter;

- adverse or weakened conditions in the financial sector, global financial markets, and global economy;

- our ability to respond to and adapt to changes in technology and consumer behavior;

- failure to successfully identify and integrate acquisitions, or dispose of assets and businesses;

- our public securities' potential liquidity and trading;

- the impact of the regulatory environment and complexities with compliance related to such environment;

- the impact of the COVID-19 pandemic;

- our future capital needs;

- our ability to maintain an effective system of internal control over financial reporting, and to address and remediate existing material weaknesses in our internal control over financial reporting;

- our ability to maintain and protect our intellectual property; and

- other factors detailed under the section of this report entitled "Risk Factors."

These forward-looking statements are based on information available as of the date of this report and current expectations, forecasts, and assumptions, and involve a number of judgments, risks, and uncertainties. Additionally, as a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements for any reason, except as may be required under applicable securities laws.

PART I

Item 1. Business.

Unless the context otherwise requires, all references in this subsection to "MarketWise," "we," "us," or "our" refer to the business of MarketWise, LLC and its subsidiaries prior to the Closing, and to the business of MarketWise Inc. and its subsidiaries after the Closing.

We started in 1999 with the simple idea that, if we could publish intelligent, independent, insightful, and in-depth investment research and treat the subscriber the way we would want to be treated, then subscribers would renew their subscriptions and stay with us. That simple idea worked and has guided our decisions ever since.

Today, we are a leading multi-brand platform of subscription businesses that provides premium financial research, software, education, and tools for self-directed investors. We provide our subscribers with the research, education, and tools that they need to navigate the financial markets.

We have evolved significantly since our inception in 1999.



Over the years, we have expanded our business into a comprehensive suite of investment research products and solutions. We now produce a diversified product portfolio from a variety of financial research brands such as Stansberry Research, Palm Beach Research Group, Chaikin Analytics, InvestorPlace, and Empire Financial Research. Our entire investment research product portfolio is 100% digital and channel agnostic. We offer our research across a variety of platforms, including desktop, laptop, and mobile devices, including tablets and mobile phones.

As a result of the expansion of the business, we now have 93 editors and analysts covering a broad spectrum of investments, ranging from commodities to equities, to distressed debt and cryptocurrencies. We offer 43 free and 150 paid products on multiple platforms through our 12 primary customer-facing brands. This diversity of content has allowed our business to succeed and our subscription base to grow through the many economic cycles in our over 20-year history.

We have an engaged subscriber base of approximately 841 thousand Paid Subscribers and a large and growing audience of over 15.7 million Free Subscribers.

Millions of Investors are Taking Control of Their Finances, and We Have the Content and Tools to be Their Guide

The nature of retail investing is rapidly changing, and we are taking advantage of these trends.

Rise of the self-directed investor. Years ago, and even today, retail investors sought advice from traditional investment managers. But over the past two decades, retail investors have increasingly taken control of their own portfolios. There are several reasons for this trend. In the aftermath of the 2008 financial crisis, investor skepticism increased toward large financial institutions and advisors. Meanwhile, the development of online trading and the proliferation of financial information on the Internet has made it easier for investors to take control of their finances and self-direct their investments. Online brokerage platforms have slashed the cost to manage a personal trading account, so investors can now make trades for free or at a fraction of the historical cost.

As a result, the U.S. self-directed investor population is approximately 88 million people in 2022. And this self-directed population is growing by nearly 15% each year, and is expected to increase to approximately 115 million investors by 2024.[1]

These factors have combined to motivate individual investors to take control of their investment decision-making. These self-directed investors tend to lag the market indices so they seek the expert information to educate

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[1] Source: Celent Wealth Management, *Self-Directed Retail Investment Market Study*, March 2021

and empower themselves to manage their own portfolios. As more investors take the self-directed approach to managing their financial future, there is significant demand for investment ideas, education, and market intelligence.

Demographic shifts are increasing demand for our products. Approximately 17% of the U.S. population are individuals over the age of 65.[2] And that cohort is growing rapidly, with roughly 10,000 Americans reaching retirement age every day.[3] Many of these people have significant retirement accounts on which they rely.

In addition, 65% of Millennials—people born between 1980 and 1994—identify themselves as "self-directed" investors.[4] As the Millennials continue to age and grow their investment portfolios, we have a significant opportunity to serve that demographic and grow our business.

Financial markets are becoming more complex. The historical approach toward managing a personal portfolio with a mix of blue-chip stocks, corporate bonds, and cash has become antiquated. The rapid growth of investment opportunities—including products such as exchange-traded funds ("ETFs"), cryptocurrencies, options strategies, and distressed corporate debt—has given self-directed investors today many different and sophisticated ways to invest their money. And those choices continue to specialize and multiply.

As investment options in the global financial markets increase, it becomes harder and harder for investors to stay informed and keep up with the strategies available to them. We and our teams of editors and analysts are constantly surveying the markets for new strategies to help subscribers stay current with the changing markets.

Financial research content is fragmented and price points vary. The landscape of financial research providers is fragmented, with hundreds of publications, platforms, and tools for investment research directed at distinct segments of the investing community.

Financial research providers range from free, advertising-supported platforms or crowdsourced investment websites to low-cost, "mom and pop" newsletter subscription services, many of which do not produce content at scale. There are also extremely expensive, subscription-based software platforms with data and tools designed for highly sophisticated institutional investors.

Our Value Proposition

We empower retail investors with institutional-quality research at a price point that is accessible.

Experienced analysts, with their own unique investment strategies and philosophies, lead our brands. As a result, we do not promote a single, unified view of the markets, but instead we publish a mosaic of opinions, recommendations, and strategies.

This multi-brand approach gives our work far greater breadth, creating more diverse opportunities for our subscribers. Our brands are linked, however, by a continuous commitment to risk management and a contrarian approach to identifying investment opportunities.

Across all our brands, we focus on investments that are unloved, ignored, or unknown. Having an informed perspective in these situations gives our subscribers the best risk-to-reward opportunities.

We recognize that self-directed investors do not have the same research budget and resources at their disposal as institutional investors do. So we strive to provide them with institutional quality research at affordable price points. Unlike traditional institutional research, our offerings are significantly less expensive and more accessible. They are designed to be less technical and therefore more easily understood by the subscribers who aren't finance professionals. At the same time, our offerings have premium content that is highly actionable.

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[2] Statista, *U.S. - seniors as a percentage of the population 1950-2050*, https://www.statista.com/statistics/457822/share-of-old-age-population-in-the-total-us-population/

[3] Federal Reserve Bank of St. Louis, *How Many People Will Be Retiring in the Years to Come?* May 30, 2019, https://www.stlouisfed.org/on-the-economy/2019/may/how-many-people-will-be-retiring-in-the-years-to-come

[4] Broadridge Study: *2 in 3 Millenials Likely to Begin Working With FAs:* August 2021

We believe that if we publish research to help our subscribers succeed in the financial markets, they will progressively become better investors, renew their subscriptions, and become long-term customers. We have proven out this thesis throughout our over 20-year history. We have formed lifelong relationships with our subscribers by providing superior value through our offerings.

We provide a comprehensive suite of research and software solutions.

Through 12 primary customer facing brands, we have 43 free products and 150 paid products. We cover various investment strategies, such as value investing, income, growth, commodities, cryptocurrencies, venture, crowdfunded investing, biotechnology, mutual funds, options, and trading. We find that our subscribers develop personal affinities for specific writers and certain investment styles, and specific brands. When we acquire brands or form joint ventures, which we engage in periodically, we typically maintain the existing brands because we want to avoid disrupting those relationships by interjecting a new company name or persona, since subscribers may not have any prior relationship with us.

We typically publish our research reports on a monthly basis, although some of our products publish more frequently. We offer our entire investment research product portfolio across a variety of media, including desktops, laptops, tablets, and mobile.

During third quarter 2022, we acquired 100% ownership of certain assets and liabilities from Crowdability, Inc. ("Buttonwood Publishing"), a provider of financial newsletters. We acquired Buttonwood Publishing primarily to expand our copy and editorial talent base.

We also offer financial software and analytical tools.

We continue to expand our research portfolio with software and analytical tool solutions, which include the Chaikin Power Gauge, TradeStops and the Altimeter. Our software and analytical tool solutions represented 8% of our Billings on average from 2020 to 2022.

Our Chaikin Analytics brand offers a suite of stock research tools and portfolio management services that help investors pick winning stocks and drop losing stocks ahead of market shifts. Our TradeSmith brand provides a full suite of portfolio management software tools that enable individual investors to manage their portfolios using algorithms that have been back tested for results and designed to help investors manage their emotions. Our Altimetry brand offers a user-friendly database showing uniform, accounting-based financial summaries for more than 4,900 companies.

We have developed screeners, monitors, portfolio management tools, and a set of proprietary indicators that produce a composite score to rank several thousand publicly traded companies in the United States. Our various digital research platforms integrate our content with public financial data in well-designed user interfaces to provide our users with valuable tools to easily consume our research, keep track of investments, import their portfolios and more.

Our product offerings reinforce each other and produce a strong flywheel effect across our organization. As we launch or add more products, we increase the tools available to our readers and the value we provide to our existing subscribers. This allows us to gather insights and feedback and helps us create new products and solutions.

We are dedicated to honoring our long-term commitment to subscribers.

We believe investing is a lifelong endeavor—one that requires constant learning, course corrections, openness to change, and emotional discipline. In keeping with this core belief, we strive to build long-term relationships with our subscribers.

We believe in publishing content that is educational, informative, and easy to understand, and therefore helps our subscribers become better investors over time. This reinforces our lifelong relationships with our subscribers as they can grow with our platform. This forms a "virtuous cycle" of learning and improving through our offerings. As subscribers learn more about how to manage their investments, that makes them more comfortable with investigating the more specialized content covered in our high-end services, which further encourages them to continue broadening their investing skill set.

Our market leadership, scale, and access to a wide set of subscribers creates strong network effects. As we grow, we have larger budgets, which allows us to reinvest back into our research platform by hiring more analysts, developing more software and tools, and launching new products, which, in turn, helps us attract more subscribers to our platform.

We are committed and continue to invest in our subscriber experience.

Our relationship with our subscribers is our most precious asset, and we strive to put the customer first in everything that we do. This customer-centric focus drives us to constantly upgrade the quality, breadth, and depth of our research in our existing products without materially increasing the cost of the subscription.

This approach also greatly affects how our customer service groups treat our subscribers when issues arise. We instill in our teams that if we cannot reasonably meet the subscriber's expectations, then we should ask the customer how we failed them, seek a mutually agreeable solution, and, if one cannot be found, offer them a refund or other form of compensation and find a way to part as friends. This has resulted in over 80% net revenue retention for the three-year period ended December 31, 2022 across our products.

Our Growth Strategy

We are committed to growing our business by deepening our relationship with existing customers and attracting new subscribers to our platform. We did both last year. We will also pursue strategic growth as opportunities arise. Here's how we grow our business:

Attract more subscribers. We typically acquire new subscribers through an omni-channel marketing strategy that includes display ads, email, external subscriber lists, and direct mail, as well as television and radio at times. We primarily market in these channels through free-to-paid and direct-to-paid content.

We measure our customer-acquisition performance by a matrix of new customer counts and the cost to acquire customers. The mix of our marketing spend across these channels varies among our primary customer-facing brands and depends on how well individual marketing campaigns succeed, the nature of the product, and the type of offer.

We have invested significant resources into our efforts around consumer marketing, including enterprise-wide customer relationship management ("CRM") systems, the leveraging of artificial intelligence ("AI") to analyze this data, and a robust database of customer information.

In all of our marketing efforts, we collect and analyze customer response data by channel and effort, down to the individual advertisement in a marketing campaign. Using this data-driven and time-tested approach, we have developed proprietary practices for customer acquisition that we believe set us apart from other companies.

As we develop our relationship with the customer, we collect information from our subscribers about what products they are purchasing, their customer experience, and any feedback they have on our free and paid products. We use this information to deepen the customer experience and present offers to our subscribers for other products that they are likely to find interesting and useful.

Deepen our relationship with our existing subscribers. In addition to our Paid Subscribers, all of our Free Subscribers have access to our extensive library of free and educational content. As our subscribers learn and gain confidence as investors, they understand the need to deploy diverse investment strategies for different market conditions and they explore our broad and diverse product offerings. They gain an understanding of the high quality of research that we strive to provide, and they tend to purchase additional research and software products.

Our free subscription products serve as a significant source of new Paid Subscribers, with an average annual free-to-paid conversion rate of approximately 1% to 2% between 2020 and 2022.

Launch new products and target new markets. Over our greater than 20-year history, we have developed a breadth of products and services that are designed to educate, empower, and entertain our subscribers and provide them with actionable investment ideas.

We offer a wide array of paid subscription products, ranging from lower priced products (*e.g.*, subscriptions that cost $100 annually) to more expensive products (*e.g.*, subscriptions that can cost up to $5,000 annually). The length of our subscriptions can vary from one year to what we refer to as "membership subscriptions," where subscribers pay upfront for access to our specific products, and then only pay an annual maintenance fee ranging from $49 to $500 per year for the rest of their investing lives.

We have also developed various software applications that provide customers with algorithmic tools to search for trading ideas and manage portfolio risk. We will continue to enhance our value proposition and create additional selling opportunities through an expanded product portfolio.

We also offer members-only investing conferences where subscribers interact with our editors and analysts and can network with each other. We have a strong track record of cultivating these relationships with our subscribers, and we intend to continue that going forward.

Selectively pursue strategic growth. Over the past ten years, we have developed several joint ventures and executed strategic acquisitions to accelerate our growth, as well as increase the value of our offerings to our subscribers.

We have a strong track record of driving growth and delivering value through the successful integration of acquisitions and joint ventures. We believe our large subscriber base, easy scalability, marketing expertise, technology-based platform, and integration capabilities provide opportunities for us to drive value-added growth through acquisitions.

We have also made key investments across our platform to create a repeatable, low-cost, and scalable business model. We have invested in business functions from marketing to technology which allow us to scale rapidly.

We plan to continue investing in cutting-edge AI and advanced analytics-driven marketing tools to further optimize our marketing channels. Additionally, we have invested in our finance, technology, human resources, and other general and administrative functions to support our growth.

Competition

The market for investment research and financial information software is evolving and is highly fragmented. As the markets in which we operate continue to mature and new technologies and competitors enter those markets, we expect competition to intensify. Our competitor categories include:

- free online financial news aggregators or customer content platforms, like Yahoo! Finance and Seeking Alpha;

- traditional financial news publishers, like the Wall Street Journal, Investor's Business Daily, and Barron's;

- consumer-focused online subscription businesses, such as The Motley Fool;

- institutional financial software providers, such as Bloomberg, FactSet, and IHS Markit;

- low-cost, "mom and pop" newsletter subscription services, and

- online investing tools, such as Atom Finance and Stocktwits.

For additional information regarding the competitive environment in which we operate, see Item 1A. Risk Factors —*"We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition, and greater financial, marketing, technological, and personnel resources than we do, which could put us at a competitive disadvantage. Additionally, some of our competitors and potential competitors are better capitalized than we are and able to obtain capital more easily, which could put us at a competitive disadvantage."*

Our Technology

We use technology to run our business efficiently and to better serve our customers. Our technology combines three cloud-based systems: software-as-a-service ("SaaS"); platform-as-a-service ("PaaS"); and infrastructure-as-a-service ("IaaS").

While we have changed providers in the past and may do so in the future, we currently use top-tier, industry leading service providers for our CRM and marketing, email delivery, subscription billing, data warehouse, and for our data center.

Our infrastructure is highly scalable and allows us to serve all of our subscribers simultaneously and consistently. Our technology architecture is scalable based on overall traffic and capacity. As a result, we do not believe that growth in the number of subscribers hinders or slows down our platform.

We also employ data redundancy solutions on the cloud to reduce the possibility that our customer data will be lost and to ensure that our platform will not experience material downtime. We apply industry-standard data security measures to protect against potential vulnerabilities in our technology.

We have invested heavily in providing a reliable and secure global platform and infrastructure. Our investments in technology, including engineers, online security, customer privacy, reliable infrastructure, and data science capabilities, enable us to efficiently innovate and deliver solutions to our customers. Our cloud platform allows our developers to build and deploy in a lean and agile fashion with a focus on quality and solution adoption.

We continue to build out our AI tools and predictive analytics capacity through identification of additional business cases and additional data features. While partnering with a nationally recognized provider, we have applied highly targetable demographic and behavioral attributes to new models and in existing models to further enhance our business value.

Our data center is cloud-based, and through this platform we have been able to integrate the various SaaS and PaaS applications within our technology ecosystem and ensure that we have high availability and redundancy with business continuity in mind in an auto-scaling architecture.

Human Capital Resources

As of December 31, 2022, we had 732 full-time employees across all of our businesses. Our employees and independent contractors work from our U.S. offices or remote locations. None of our employees are represented by a labor organization or are party to any collective bargaining arrangement.

Our success depends on our relationships with our subscribers, as well as our employees. Our employees play a key role in delivering valuable content to our subscribers, which in turn, creates long-term value for our shareholders. We truly believe we have the best employees in the market.

We seek to attract, engage, and retain top talent through competitive compensation and benefit programs, and by fostering a culture of high performance, creativity and idea exchange as well as inviting diverse perspectives that will enable our employees to thrive and be successful.

Our compensation programs include both fixed and variable components, an incentive award plan providing for equity grants, and an employee stock purchase plan, all of which we believe incentivizes our employees to perform at high levels, helps them establish long-term financial security, and encourages them to remain with us.

Our benefits package includes health and welfare plans that provide medical, dental, and vision coverage, health savings accounts, medical and dependent care flexible spending accounts, life insurance, disability insurance, 401(k) savings plan with a company match, paid time off and other assistance, fitness and wellness programs.

We have grown our workforce organically and acquisitively over recent years, up from 275 employees in 2017 to 732 in 2022. We consistently have interest from the applicant community as demonstrated by our high offer acceptance yield. We are also proud that all four of our eligible subsidiaries are repeatedly recognized as top workplaces by the Baltimore Sun and Sun Sentinel.

Intellectual Property

We rely on a combination of trademark and copyright to protect our intellectual property. We have registered certain of our trademarks and service marks in the United States with the U.S. Patent and Trademark Office and in Canada and China, and have registered copyrights on certain publications. In addition, we have registered our domain names, including MarketWise.com, with MarkMonitor. We believe the names and marks associated with our brands are of significant value and are important to our business. Accordingly, as a general policy, we monitor the use of our marks and vigorously oppose any unauthorized use of the marks. We do not hold any patents.

We seek to control access to and distribution of our proprietary information. We enter into confidentiality, nondisclosure, and non-interference agreements with our employees, consultants, customers, and vendors that generally provide that any confidential or proprietary information developed by us or on our behalf be kept confidential, and we limit access to our confidential and proprietary information to a "need to know" basis. In the normal course of business, we provide our intellectual property to third parties through licensing or restricted use agreements. In addition, our internal policies seek to protect our intellectual property against misappropriation, infringement, and unfair competition. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

The Transactions

On July 21, 2021, we consummated the transactions contemplated by that Business Combination Agreement, dated as of March 1, 2021, by and among Ascendant Digital Acquisition Corp., ("ADAC"), MarketWise, LLC, and the MarketWise Members, (as amended, the "Transaction Agreement"), which provided for: (1) the domestication of ADAC as a Delaware corporation; (2) ADAC's capital contribution to MarketWise, LLC in exchange for certain units and warrants in MarketWise, LLC; and (3) the issuance of shares of Class B common stock, par value $0.0001 per share, of MarketWise, Inc. to the MarketWise Members (the "Class B common stock" and, together with the Class A common stock, the "common stock") (the transactions described above and all transactions contemplated by or pursuant to the Transaction Agreement collectively, the "Transactions"). Upon the closing of the Transactions, ADAC changed its name to "MarketWise, Inc." and became the sole manager of MarketWise, LLC. MarketWise, Inc.'s only direct assets consist of MarketWise Units and warrants of MarketWise, LLC, and substantially all of the assets and the business of MarketWise, Inc. are held by MarketWise, LLC and its subsidiaries. Upon the consummation of the Transactions, ADAC's Class A ordinary shares, warrants, and units ceased trading on The New York Stock Exchange, and MarketWise, Inc.'s Class A common stock and warrants began trading on the Nasdaq under the symbols "MKTW" and "MKTW W," respectively. See also Note 1, *Organization — Reverse Recapitalization with Ascendant Digital Acquisition Corp.*, to our audited consolidated financial statements included in this report.

Available Information

Our website address is MarketWise.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this Annual Report on Form 10-K or to be part of this Annual Report on Form 10-K or any other report filed with the SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy statements, and other information regarding SEC registrants, including MarketWise, Inc.

Item 1A. Risk Factors.

The risks described below could have a material adverse impact on our business, financial condition, or operating results. Although it is not possible to predict or identify all such risks and uncertainties, they may include, but are not limited to, the factors discussed below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations

Risks Related to Our Business and Industry

Our business depends on our ability to attract new subscribers and to persuade existing subscribers to renew their subscription agreements with us and to purchase additional products and services from us. If we are unable to attract new subscribers, or continue to engage existing subscribers, our revenue and operating results may be adversely affected.

To increase our revenue and maintain profitability, we must attract new subscribers and retain, and expand the subscriptions of, existing subscribers. Our ability to successfully attract and retain subscribers to our subscription products depends in part on the quality of the content, including the performance of any investment ideas published. To the extent the returns on such investments fail to meet or exceed the expectations of our subscribers or the performance of relevant benchmarks, our ability to attract new subscribers or retain existing subscribers to such services will be adversely affected.

A substantial amount of our revenue is typically generated from existing subscribers through their recurring subscriptions. Our subscribers have no obligation to renew their subscriptions for products after the expiration of the subscription period, which is typically one year, and in the normal course of business some subscribers have elected not to renew their subscriptions. In addition, our subscribers may renew for lower subscription amounts or for shorter contract lengths. We may not accurately predict renewal rates for our subscribers, and our renewal rates may decline or fluctuate as a result of a number of factors, including subscribers usage, pricing changes, expiration of temporary product promotions, number of products or services used by our subscribers, customer satisfaction or dissatisfaction with our products or services, pricing or capabilities of the products and services offered by our competitors, increased competition, reduction in customer spending levels, changes in our renewal policies or practices for subscribers, and deteriorating general economic conditions. If our subscribers do not renew their subscriptions, buy additional content, or maintain or increase the amount they spend with us, our revenue will decline and our business will suffer.

Our success also depends on our ability to sell additional products, more subscriptions, or higher-priced and premium editions of our products and services to our current subscribers, which requires increasingly sophisticated and costly sales efforts. We seek to expand existing subscriptions by deepening customer engagement through new touchpoints and expanding our portfolio of tools and products for purchase. The rate at which our existing subscribers purchase new or enhanced services depends on a number of factors, including the quality of our content, general economic conditions, the level of interest and investment in individual stocks and other self-directed investment vehicles versus index funds, exchange-traded funds and other passive investment vehicles, and our subscribers' receptiveness to higher-priced and premium tools and products.

If we fail to adequately market our products and services, or to monitor and manage our use of social media platforms as marketing tools, it could have a material adverse effect on our business, results of operations, and financial condition.

Our marketing efforts are designed to identify and attract prospective subscribers primarily within our target market and ultimately convert them into long term subscribers. We also employ marketing to promote our content, drive conversation about our content and services, and promote visits by our subscribers. We utilize a broad mix of marketing programs and platforms, including social media sites, to promote our services and content to current and prospective subscribers.

In order to successfully reach a larger number of prospective subscribers and attract new subscribers, we must continually assess the manner and platforms on which we are marketing our products and services. Rapid changes in technology and the ways in which people are reached can make this process more difficult. If we are unable to effectively and efficiently market our products and services, our business, results of operations, and financial condition may be adversely affected.

For example, historically one of our primary means of communicating with our subscribers and keeping them engaged with our products has been via email communication. Our ability to communicate via email enables us to keep our subscribers updated on new products and present discount and promotional offers, among other things. As consumer habits evolve in the era of web-enabled mobile devices and messaging/social networking apps, usage of email, particularly among the younger demographic, has declined. In addition, deliverability and other restrictions imposed by third-party email providers and/or applicable law could limit or prevent our ability to send emails to our current or prospective users. While we continually work to find new means of communicating and connecting with our subscribers, there is no assurance that such alternative means of communication will be as effective as email has been. Any failure to develop or take advantage of new means of communication or limitations on those means of communications imposed by laws, device manufacturers, or other sources could have an adverse effect on our business, financial condition, and results of operations.

We may also limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned by perceptions that certain marketing platforms or practices are intrusive or damaging to our brand. If available marketing channels are restricted, our ability to engage with and attract subscribers may be adversely affected. In addition, companies that promote our services or permit us to use their marketing platforms may decide that their relationship with us negatively impacts their business, or they may make business decisions that negatively impact us. For example, if a company that currently promotes our business decides to compete directly with us, enter a similar business, deny us access to its platform, or exclusively support our competitors, we may no longer have access to their marketing channels.

Such companies may also disagree with, or choose to take a public stance against, the editorial content produced by certain of our operating brands, or otherwise decide to publicly cease providing services to us. This may result in, among other things, loss of access to the marketing channels provided by these companies, copycat behavior by other of our vendors, difficulty retaining or attracting employees, or negative media attention.

Furthermore, if we are unable to cost-effectively use social media platforms or ad networks as marketing tools, our ability to acquire new subscribers and our financial condition may suffer. Unauthorized or inappropriate use of our social media channels could result in harmful publicity or negative customer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our ability to successfully connect with consumers.

Furthermore, there are extensive and rapidly evolving regulations governing our ability to market to subscribers, whether via post, email, or social media platforms, and our marketing is subject to the rules and regulations of the U.S. Federal Trade Commission (the "FTC") and state consumer protection agencies. The failure by us, our employees, or third parties acting at our direction to comply with applicable laws and regulations could subject us to regulatory investigations, lawsuits, including class actions, liability, fines, or other penalties and could result in a material adverse effect on our business, results of operations, and financial condition. In addition, an increase in the use of social media platforms for product promotion and marketing may cause an increase in our burden to monitor compliance of such platforms, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

To the extent we promote our content inefficiently or ineffectively, we may not be able to obtain expected subscriber acquisition and retention benefits, and our business, results of operations, and financial condition may be adversely affected.

Failure to maintain and protect our reputation for trustworthiness and independence may harm our business. In addition, in the event the reputation of any of our current or former directors, officers, key contributors, editors, or editorial staff were harmed for any reason, our business, results of operations, and financial condition could suffer.

We believe our portfolio of brands are highly regarded because of the integrity of their editorial content. Independence is at the core of our brands and business, and we believe that our reputation and the reputation of our brands is one of our greatest corporate assets. Importantly, we believe that one of our greatest competitive advantages is the loyalty that we have gained from our subscribers as a direct result of our brand, reputation for integrity, and ability to deliver high-quality products and services. To protect our brands, our corporate policies, codes of conduct, and workplace culture demand that all of our content providers, whether employees or outside contributors, adhere to rigorous standards of integrity and independence, including guidelines that are designed to prevent any actual, potential, or perceived conflict of interest, and to comply with all applicable laws, including securities laws. The occurrence of events such as our misreporting a market event, the non-disclosure of a security ownership position by one or more of our content providers, the manipulation of a security by one or more of our content providers, or any other breach of our compliance policies could harm our reputation for trustworthiness and reduce readership.

In the event the reputation of any of our current or former directors, officers, key contributors, editors, or staff were harmed for any reason, we could suffer as a result of our association with such individual, including if the quantity or value of future services we received from the individual was diminished. In particular, we and our operating brands depend heavily on the ideas and reputation of their editors and editorial teams, and often name products and operating companies after members of those editorial teams. To the extent that any such editors or editorial team members have, in the past, been the subject of regulatory actions, accusations, claims, investigations, lawsuits, or settlements, such actions may have or may continue to have a negative impact on our reputation, readership and financial results. Furthermore, if, at any point in the future, any editors, contributors, or other personnel associated with our, our products, or brands, or businesses that we may acquire become the subject of regulatory actions, accusations, claims, investigations, lawsuits, or settlements, any such action may have a negative impact on our reputation, readership, and financial results. These risks apply to editors, contributors, or other personnel of us that are currently part of our organization, as well as any such people that were part of us in the past or become part of us in the future, whether by acquisition or otherwise. In addition, any failures by us to continue to effectively instill in our employees the expectation of independence and integrity may devalue our reputation over time. Our reputation may also be harmed by factors beyond our control, such as adverse news reports about our products and services, negative publicity about the investment newsletter industry generally, or negative publicity about key personnel associated with our business. These events could materially adversely affect our business, results of operations, and financial condition.

If we fail to effectively manage our growth, our business, results of operations, and financial condition could be harmed.

The scope and complexity of our business have increased significantly in recent years. The growth and expansion of our business creates significant challenges for our management, operational, and financial resources. In the event of continued growth of our operations or the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products and solutions. This could negatively affect our business performance.

We continue to experience growth in our headcount and operations, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate new employees, and we must maintain the beneficial aspects of our corporate culture. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency, ability to meet our forecasts, and employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be adversely affected.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as we grow, or if we are not able to accurately forecast future growth, our business, results of operations, and financial condition could be harmed.

Our future success depends on attracting, developing, and retaining capable management, editors, and other key personnel.

Our ability to compete in the marketplace depends upon our ability to recruit and retain key employees, including executives to operate our business, technology personnel to run our publishing, commerce, communications, video, and other systems, direct marketers to sell subscriptions, and salespersons to sell our subscriptions.

Many of our key employees are bound by agreements containing non-competition provisions. There can be no assurances that these arrangements with key employees will provide adequate protections to us or will not result in management changes that would have material adverse impact on us. In addition, we may incur increased costs to continue to compensate our key executives, as well as other employees, through competitive salaries, stock ownership, and bonus plans. Nevertheless, we can make no assurances that these programs will allow us to retain our management or key employees or hire new employees. The loss of one or more of our key employees, or our inability to attract experienced and qualified replacements, could materially adversely affect our business, results of operations, and financial condition.

In addition, some of our products, particularly our editorial products, reflect the talents, efforts, personalities, investing skills, portfolio returns, and reputations of their respective editors. As a result, the services of these key editors and analysts form an essential element of our revenue. There is a limited pool of editors and analysts who have the requisite skills, training, and education necessary to meet our standard for our editorial products. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in the financial industry and those with degrees in technical fields, who are particularly critical to our editorial products. Competition for such professionals can be intense, as other companies seek to enhance their positions in the markets we serve.

If we are unable to retain key editors and analysts, or should we lose the services of one or more of them to death, disability, loss of reputation, or any other reason, or should their popularity diminish or their investing returns and investing ideas fail to meet or exceed benchmarks and investor expectations, we may fail to attract new editors and analysts acceptable to our readers. Therefore, the loss of services of one or more of our key editors and analysts could have a material adverse effect on our business, results of operations, and financial condition.

We face significant competition. Many of our competitors and potential competitors have larger customer bases, more established brand recognition, and greater financial, marketing, technological, and personnel resources than we do, which could put us at a competitive disadvantage. Additionally, some of our competitors and potential competitors are better capitalized than we are and able to obtain capital more easily, which could put us at a competitive disadvantage.

We experience intense competition across all markets for our products, with competitors ranging in size from smaller, specialized publishers to multimillion dollar corporations. Some of our competitors have larger customer bases, more established name recognition, a greater market share, and larger financial, marketing, technological, and personnel resources than we do. In particular, our services face intense competition from other providers of business, personal finance, and investing content, including:

- free online financial news aggregators and content providers, like Yahoo! Finance and Seeking Alpha;

- traditional financial news publishers, like The Wall Street Journal, Investor's Business Daily, and Barron's;

- consumer-focused online subscription businesses, such as The Motley Fool; and

- institutional financial software providers, such as Bloomberg, FactSet, and IHS Markit.

Our ability to compete successfully depends on many factors, including the quality, originality, timeliness, insightfulness, and trustworthiness of our content and that of our competitors, the popularity and performance of our contributors, the success of our recommendations and research, our ability to introduce products and services that keep pace with new investing trends, our ability to adopt and deploy new technologies for running our business, the ease of use of services developed by us or our competitors, and the effectiveness of our sales and marketing efforts. Future competitive pressure may result in price reductions, lower sales volumes, reduced margins, or loss of market share, any of which could materially adversely affect our business, results of operations, and financial condition. Accordingly, we cannot guarantee that we will be able to compete effectively with our current or future competitors or that this competition will not significantly harm our business.

Additionally, advances in technology have reduced the cost of production and online distribution of print, audio, and video content, including content like podcasts, which has lowered the bar for market entry to providers of both free and paid content. While our platform does not rely on ad-sponsored content, many of our competitors offer ad-sponsored content that enables them to deliver content for low, or no, subscription costs. We compete with these other publications and services for customers, employees, and contributors. In addition, media technologies and platforms are rapidly evolving, and the technologies and platforms through which data is consumed can shift quickly. Certain of our competitors may be better situated to quickly take advantage of consumer preference for new technologies and platforms, and the economics of distributing content through the use of new technologies and platforms may be materially different from the economics of distributing content through our current platforms. If we fail to offer our content in the manner or on the platforms in which our audience desires to consume it, or if we do not have offerings that are as compelling and/or cost effective as those of our competitors, our business, results of operations, and financial condition may be materially adversely affected.

Adverse or weakened conditions in the financial sector, global financial markets, and global economy may impact our results.

Our business results are partly driven by factors outside of our control, including general economic and financial market trends. Any unfavorable changes in the environment in which we operate could cause a corresponding negative effect on our business results, as they may cause customers to become particularly cautious about capital and data content expenditures. As a result, we may experience lower revenue, cash flow, and other financial results in the event of a market downturn. In addition, global macroeconomic conditions and U.S. financial markets remain vulnerable to potential risks posed by exogenous shocks, which could include, among other things, political and financial uncertainty in the United States and Europe, concerns about China's economy, complications involving terrorism, armed conflicts, civil unrest around the world, or other challenges to global trade or travel, such as the effect on the global economy posed by the COVID-19 pandemic.

Furthermore, our average customers are people at or approaching retirement age who may be particularly vulnerable during economic downturns. Therefore, a prolonged period of contraction in the global economy could adversely affect our business, results of operation, and financial condition.

Our success depends on our ability to respond to and adapt to changes in technology and consumer behavior.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Advances in technology have led to an increasing number of methods for delivery of content and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. The increasing number of digital media options available on the Internet, through social networking tools and through mobile and other devices distributing content, is expanding consumer choice significantly. In addition, there has been an increasing focus on technology not merely supplying additional tools for users, but also offering solutions to specific customer problems. Given a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how, and at what price they consume digital content. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal user experiences, our business, results of operations, and financial condition may be adversely affected. In addition, our reputation could suffer if we are perceived as not moving quickly enough to meet the changing needs of investors.

Our future success will continue to depend upon our ability to identify and develop new products and enhancements that address the future needs of our target markets and respond to their changing standards and practices. We may not be successful in developing, introducing, marketing, licensing, and implementing new products and enhancements on a timely and cost-effective basis or without impacting the performance, stability, security, or efficiency of existing products and customer systems. Further, any new products and enhancements may not adequately meet the needs of our target markets. Our failure or inability to anticipate and respond to changes in the marketplace, including competitor and supplier developments, may also adversely affect our business, operations, and growth.

Furthermore, the success of our software products depends on frequently rolling out new features so that we can quickly incorporate user feedback, and we cannot guarantee that we will successfully adapt our software to meet such evolving customer needs. Our competitive position and business results may suffer if we fail to meet client demands, if our execution speed is too slow, or if we adopt a technology strategy that does not align with changes in the market.

As technology continues to evolve, the expenditures necessary to integrate new technology into our products and services could be substantial, and we may incur additional operating expenses if such integration projects take longer than anticipated. Other companies employing new technologies before we are able to do so could aggressively compete with our business. If we are not successful in responding to changes in technology and consumer behavior, we may lose new business opportunities or potential renewals or upgrades from existing subscribers and our business, financial condition, and prospects may be adversely affected.

If we are unable to successfully integrate acquisitions, identify and integrate future acquisitions, or dispose of assets and businesses, our results of operations could be adversely affected.

As a part of our strategic plan, we have acquired businesses and we intend to continue to pursue selective acquisitions to support our business strategy. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include:

- underperformance relative to our expectations and the price paid for the acquisition;

- unanticipated demands on our management and operational resources;

- failure to improve scalability;

- difficulty in integrating personnel, operations, and systems;

- retention of customers of the combined businesses;

- inability to maintain relationships with key customers, suppliers, and partners of an acquired business;

- assumption of contingent liabilities; and

- acquisition-related earnings charges.

The benefits of an acquisition or an investment may take considerable time to develop, and certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets. If our acquisitions are not successful, we may record impairment charges. Our ability to continue to make acquisitions will depend upon our success at identifying suitable targets at acceptable prices, which requires substantial judgment in assessing their values, strengths, weaknesses, liabilities, and potential profitability, as well as the availability of capital.

We expect to continue making acquisitions and establishing investments and joint ventures as part of our long-term business strategy. Acquisitions, investments, and joint ventures involve a number of risks. They can be time-consuming and may divert management's attention from day-to-day operations, particularly if numerous acquisitions or joint ventures are in process at the same time. Financing an acquisition could result in dilution from issuing equity securities, reduce our financial flexibility because of reductions in our cash balance, or result in a weaker balance sheet from incurring additional debt.

The effect of the COVID-19 pandemic on our business is currently unknown, but a worsening or prolonging of its effects may adversely affect our business, financial condition, and results of operations.

The novel coronavirus ("COVID-19") has had, and continues to have, a significant impact on the global supply chain, financial markets, trading activities, and consumer behavior, and the expected duration of these impacts remains uncertain. The COVID-19 pandemic has at times significantly curtailed global economic activity and caused significant volatility and disruption in global financial markets.

While the COVID-19 pandemic has not adversely affected our business and results of operations so far, it remains uncertain how the pandemic will impact our business in the future. As the effect of COVID-19 has declined, we have seen a decline in consumer engagement as compared to the peak COVID-19 period. The extent to which the COVID-19 outbreak impacts our financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity of COVID-19, the longevity of COVID-19, and the impact of COVID-19 on economic activity. We are actively monitoring our business and operations to take appropriate actions with the intention to mitigate risks arising from the COVID-19 pandemic, but there can be no guarantee that the actions we take will be successful. Should the situation worsen and not improve, or our steps for risk mitigation fail, our business, financial condition, results of operations, and prospects may be materially and adversely affected. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from subscribers ratably over the terms of their subscription agreements, which are typically one year, although we also offer our services for a term of one month, and multiple years. As a result, most of the revenue we report in each period is the result of subscription agreements entered into during prior periods. Consequently, a decline in new or renewed subscriptions in any one period may not be reflected in our revenue results for that period. However, any such decline will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales, our failure to achieve internal sales targets, a decline in the market acceptance of our services, or potential decreases in our retention rate may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from additional sales must be recognized over the applicable subscription term. By contrast, a significant portion of our operating costs are expensed as incurred, which occurs as soon as a subscriber purchases a product. As a result, an increase in subscribers could result in recognition of more costs than revenue in the earlier portion of the subscription term. We may not attain sufficient revenue to maintain positive cash flow from operations or achieve profitability in any given period.

Our business, products, and facilities are at risk of a number of material disruptive events that our operational risk management and business continuity programs may not be adequate to address.

Our business and products are dependent on our ability to provide investment research, software applications, and other products and services on a current and time-sensitive basis. We rely extensively on our computer systems and other network infrastructure, which are located across multiple facilities in the United States. Problems in our network systems may lead to cascading effects involving downtime, overloading of third-party data centers, and other issues that may affect our subscribers. We and our vendors are at risk of disruptions from numerous factors, including major weather events, fires, droughts, floods, earthquakes, volcanic activity, diseases, epidemics, pandemics, violent incidents, terrorist attacks, natural disasters, power loss, telecommunications, Internet, and other critical infrastructure failures, governmental actions, strikes and labor disturbances, riots, civil unrest, terrorism, war, abrupt political change, viruses, cybersecurity attacks and breaches, responses by various governments and the international community to any such acts, and other events beyond our control. Such events could cause delays in initiating or completing sales, impede our subscribers' access to our products and services, disrupt or shut down critical client-facing and business processes, impede the travel of our personnel, dislocate our critical internal functions and personnel, and in general harm our ability to conduct normal business operations, any of which could negatively impact our financial condition and operating results.

Our database and network facilities, and those of our third-party service providers, may also be vulnerable to attempted cybersecurity attacks that may take a variety of forms, including, infrastructure, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, bugs, viruses, worms, malicious software programs, and denial of service attacks that could lead to misappropriation of our data, corruption of our databases, or limitation of access to our information systems. To defend against these threats, we implement a series of controls focusing on both prevention and detection, including firewalls, intrusion detection systems, automated scanning and testing, server hardening, antivirus software, training, and patch management. We make significant investments in servers, storage, and other network infrastructure to prevent incidents of network failure and downtime, but we cannot guarantee that these efforts will work as planned. These risks may be increased with respect to operations housed at facilities outside of our direct control, and currently all of the communications, networks, and computer hardware used to operate the cloud for our platforms are located at facilities maintained by third parties that we do not own or control.

We may modify, enhance, upgrade, and implement new systems, procedures, and controls to reflect changes in our business, technological advancements, and industry trends. These upgrades can create risks associated with implementing new systems and integrating them with existing ones, such as the disruption of our electronic delivery systems, data management, and sales and service processes. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information, intellectual property or personal information that we hold could be compromised or misappropriated and our reputation may be adversely affected. These risks may affect our ability to provide our comprehensive suite of research and software solutions, including our financial software and analytical tools, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We may also incur additional costs in relation to any new systems, procedures, and controls, and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources.

Most of our products and services depend heavily on our electronic delivery systems and the Internet. Our ability to deliver information using the Internet may be impaired because of infrastructure failures or outages in our systems or those of our third-party service providers or Internet providers, malicious attacks, or other factors. If disruptions, outages, failures, or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our subscribers may be impaired.

We are also subject to potential shortcomings in our own business resilience practices, such as failures to fully understand dependencies between different business processes across the locations at which they are performed, inadequate vendor risk assessment and management processes and critical vendor dependencies, concentration of certain critical activities in areas of geopolitical risk or with "single point of failure" employees or employee groups, and possibly ineffective location recovery strategies in the event of a location disruption.

Disruptions to our third-party technology providers and management systems could harm our business and lead to loss of subscribers.

We depend on third-party technology providers and management systems to distribute our content and process transactions. We exercise no control over our third-party vendors or the infrastructure or networks under which they operate, which makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by these vendors, or an inability to keep up with our growing demands for capacity, could have significant adverse impacts on our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Moreover, our third-party technology providers may disagree with, or choose to take a public stance against, the editorial content produced by certain of our operating brands, or otherwise decide to publicly cease providing services to us. This may result in, among other things, disruption in our operations, copycat behavior by other of our vendors, difficulty retaining or attracting employees, or negative media attention.

We may require additional capital to support business growth, and such capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features and products or enhance our existing services, improve our operating infrastructure, or acquire complementary businesses and products. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of Class A common stock. Any debt financing we may pursue in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Furthermore, our Credit Facility provides for the ability to borrow up to $150 million, and includes an uncommitted incremental facility feature that permits us to incur up to an additional $65 million of total borrowings, subject to obtaining the consent of each lender providing the additional commitments and other conditions as set forth in the credit agreement governing our Credit Facility. Borrowings under our Credit Facility are secured by substantially all the properties, rights, and assets of our direct subsidiary, MarketWise, LLC, as well as certain of its direct and indirect material U.S. subsidiaries. Additionally, the credit agreement governing our Credit Facility contains certain customary restrictive covenants that limit our ability to incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, and transfer or dispose of assets, as well as financial covenants that require us to maintain specified leverages. These covenants could limit our ability to seek capital through the incurrence of new indebtedness or, if we are unable to meet our financial covenants, require us to repay any outstanding amounts with sources of capital we may otherwise use to fund our business, operations, and strategy.

We are subject to payment processing risk.

Our subscribers pay for our services using a variety of different payment methods, including credit and debit cards, prepaid gift cards, and direct debit. We rely on internal systems, as well as those of third parties, to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations, including additional authentication requirements for certain payment methods, and require payment of interchange and other fees. Frequently changing credit card company terms and conditions may result in the way we accept payments being deemed non-compliant and potentially cause us to be suspended or terminated by our payment processors. To the extent there are increases in payment processing fees or the cash reserves required by third party payment processors, material changes in the payment ecosystem, such as large re-issuances of payment cards, changes in public perception and confidence in the payment systems we are utilizing, delays in receiving payments from payment processors, changes to rules or regulations concerning payments, loss of payment partners, and/or disruptions or failures in our payment processing systems, partner systems, or payment products, including products we use to update payment information, our revenue, operating expenses, and results of operations could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operations and, if not adequately controlled and managed, could create negative consumer perceptions of our products and services. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted, and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Risks Related to Legal and Regulatory Matters

Failure to comply with laws and regulations or other regulatory action or investigations, including with respect to the federal and state securities laws, could adversely affect our business.

Various aspects of our business and services are subject to federal, state, and local regulation, as well as regulation outside the United States. We rely upon the "publisher's exclusion" from the definition of "investment adviser" under Section 202(a)(11)(D) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and corresponding state securities laws for our investment newsletter business. In order to maintain our qualification for this exclusion, our newsletter publications must be: (1) of a general and impersonal nature, in that the advice provided is not adapted to any specific portfolio or any client's particular needs; (2) "bona fide" or genuine, in that it contains disinterested commentary and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The United States Supreme Court in *Lowe v. Securities and Exchange Commission*, 472 U.S. 181 (1985), held that a publisher of advice concerning securities, even where that advice consisted of specific recommendations to buy, sell, or hold particular securities, is entitled to rely on the publisher's exclusion where the publisher does not offer individualized advice tailored to any specific portfolio or to any client's particular needs. As long as communications between the publisher and its subscribers remain entirely impersonal and do not develop into the kind of fiduciary relationships that are characteristic of investment adviser-client relationships, the *Lowe* court held that such products and publications presumptively fall within the exclusion and thus the publisher is not subject to registration under the Advisers Act.

We believe our provision of financial research products meets the requirements of the publisher's exclusion. The financial research products we offer to our clients are of a general and impersonal nature and are not individualized or tailored to any client's particular needs. We do not collect any investor suitability information, nor do we perform any suitability analysis. The products are marketed to the general public and do not reflect any fiduciary or person-to-person relationships that are characteristic of investment adviser-client relationships. Our financial research offerings are genuine publications, providing disinterested and impersonal commentary and analysis to our subscribers. We are not compensated by the sponsors or distributors of any investment products highlighted in our publications. We publish our research reports on a routine or periodic basis, and publication is not timed to specific market activity or to events affecting or having the ability to affect the securities industry. The publication frequency of our newsletters varies based on the subject product, though newsletters are generally published on a monthly basis. If we change our business practices in such a way as to not satisfy the publisher's exclusion, or otherwise fails to comply with the regulatory requirements concerning this exclusion, we may face sanctions as an unregistered investment adviser or other results that could have a negative effect on our business.

In recent years, consumer protection regulations, particularly in connection with marketing on the Internet and consumer privacy, have become more aggressive, and we expect that new laws and regulations will continue to be enacted at the local, state, national, and international levels. In addition, there is extensive regulatory scrutiny of financial publishers and investment newsletters because of concerns over schemes involving touting, front running, "pumping and dumping," scalping, undisclosed conflicts of interest, deceptive marketing, and false performance claims. Any new legislation and enhanced scrutiny, alone or combined with increasingly aggressive enforcement of existing laws, could make our ability to comply with applicable laws and regulations more difficult and expensive. In addition, we have been, and may in the future continue to be, the subject of requests from or investigations by state and federal regulatory bodies, and may be subject to continued or increased regulatory scrutiny in the future. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products.

We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees.

We rely on a variety of outside parties as the original sources for the information we use in our published data. These sources include securities exchanges and other data providers. We also incorporate data from a variety of third-party sources. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

We could be subject to claims by providers of publicly available data and information we compile from websites and other sources that we have improperly obtained that data in violation of the source's copyrights or terms of use or based on the provisions of legislation that limit the bases on which businesses can collect personal information from and about individuals. We could also be subject to claims from third parties, such as securities exchanges, from which we license and redistribute data and information that we have used or redistributed the data or information in ways not permitted by our license rights, or that we have inadequately permitted our subscribers to use such data. The agreements with such exchanges and other data providers give them extensive data use audit rights, and such audits can be expensive and time consuming and potentially result in substantial fines. Defending claims based on the information we publish could be expensive and time-consuming and could adversely impact our business, operating results, and financial condition.

We may not adequately protect or enforce our own intellectual property and may incur costs to defend against, or face liability for, intellectual property infringement claims (or related claims) of others.

To protect our intellectual property, we rely on a combination of trademarks, copyrights, confidentiality agreements, and various other contractual arrangements with our employees, affiliates, customers, strategic partners, and others. We own several trademark registrations and copyright registrations, and have pending trademark applications, including in the United States and Canada. We may seek additional trademark, patent, and other intellectual property filings, which could be expensive and time-consuming. These trademarks, patents, and other registered intellectual property rights may not be granted and, even if they are, it could be expensive to maintain these rights and the costs of defending our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities.

Our code of conduct, employee handbook, and other internal policies seek to protect our intellectual property against misappropriation, infringement, and unfair competition. We also utilize various tools to police the Internet to monitor piracy and unauthorized use of our content. In addition, whether we grant access to our intellectual property via contract or license third-party content and/or technology, we incorporate contractual provisions to protect our intellectual property and seek indemnification for any third-party infringement claims.

However, we cannot provide any guarantee that the foregoing provisions will be honored by or enforceable against the counterparties to such arrangements, or adequate to protect us from third-party claims, suits, government investigations, and other proceedings involving alleged infringement, misappropriation, dilution, or violation of, or conflict with, third-party intellectual property rights or other related matters, or that these provisions will prevent the theft of our intellectual property, as we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our intellectual property rights may not survive a legal challenge to their validity or provide significant protection for us. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States because of the differences in foreign laws concerning proprietary rights, which could make it easier for competitors to capture a market position in such countries by utilizing technologies and products that are similar to those developed or owned by or licensed to us. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Further, any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially adversely affect our business, results of operations, and financial condition. In addition, the various agreements, policies, procedures, and contractual provisions that we rely on to protect our proprietary rights do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to those contained in our products and services. Although we have generally taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and compete with our business.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement, misappropriation, dilution, conflict with, or other violations of intellectual property rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from providers of software products or services. From time to time we may introduce or acquire new products, including in areas where we historically have not competed, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. We have from time to time been subject to claims by third parties alleging infringement, misappropriation, dilution, or violation of, or conflict with, their intellectual property rights and other related claims. Such claims can also be alleged against clients, customers, or distributors of our products or services whom we have agreed to indemnify against third-party claims of infringement. The defense of such claims can be costly and consume valuable management time and attention. We may be faced with an adverse determination in respect of such claims, or we may be forced to settle such claims on unfavorable terms, which in each case can include the payment of damages, the entry into royalty or licensing arrangements on commercially unfavorable terms, or the suspension or cessation of our ability to offer affected products or services, or the requirement that we redesign such affected products or services. If litigation were to arise from any such claim, there can be no certainty we would prevail. If any of these risks were to materialize, we could have a material adverse effect on our business, financial condition, or results of operations. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our current or future results of operations or cash flows in a particular quarter.

Any failure of our internal security measures or breach of our privacy protections could cause us to lose subscribers and subject us to liability.

Our business requires that we securely collect, process, store, transmit, and dispose of confidential information relating to our operations, subscribers, employees, and other third parties. In particular, Paid Subscribers are required to furnish certain information (including name, mailing address, phone number, email address, and credit card information) (collectively "personal information"), which we use to administer our services. We also require Free Subscribers (as defined below) to provide us with some personal information during the membership registration process. Additionally, we rely on security and authentication technology licensed from third parties to perform real-time credit card authorization and verification, and at times rely on third parties, including technology consulting firms, to help protect our infrastructure from security threats. We strive to invest in systems, processes, controls, and other security measures to guard against the risk of improper access to or release of such information.

However, despite our investments, these measures do not guarantee absolute security, and improper access to or release of confidential information may still occur through employee error or malfeasance, system error, other inadvertent release, failure to properly purge and protect data, or cyberattack. Any security incident, including those resulting from a cyberattack, phishing attack, or any unauthorized access, unauthorized usage, virus, or similar incident or disruption, could result in the loss or destruction of, inaccessibility or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations, or other liabilities. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations.

We have suffered in the past, and may in the future suffer, malicious attacks by individuals or groups (including those sponsored by nation-states, terrorist organizations, or global corporations seeking to illicitly obtain technology or other intellectual property) seeking to attack our products and services or penetrate our network infrastructure to gain access to confidential information, including personal information, or to launch or coordinate distributed denial of service attacks. While we have dedicated resources intended to maintain appropriate levels of cybersecurity and implemented systems and processes intended to help identify cyberattacks and protect our network infrastructure, these attacks have become increasingly frequent, sophisticated, and difficult to detect, and often are not detected until after they have been launched against a target. We may be unable to anticipate these attacks or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident.

Recent well-publicized security breaches at other companies have led to enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyberattacks and may in the future result in heightened cybersecurity requirements, including additional regulatory expectations for oversight of customers, vendors, and service providers. Our information technology systems interact with those of customers, vendors, and service providers. Our contracts with those parties typically require them to implement and maintain adequate security controls, but we may not have the ability to effectively monitor the security measures of all our customers, vendors, and service providers and otherwise meet such additional regulatory expectations.

Additionally, we engage third-party vendors and service providers to store and otherwise process some of our customers' personal information, and they may be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors' and service providers' data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers' data, including confidential, sensitive, and other information about individuals.

If our security measures are breached as a result of third-party action, employee error, a defect or bug in our products or those of our third-party service providers, malfeasance, or otherwise and, as a result, someone obtains unauthorized access to our data, including our confidential, sensitive, or other information about individuals or the confidential, sensitive, or other information about individuals of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, our reputation may be damaged, our business may suffer, and we could incur significant liability. Even the perception of inadequate security may damage our reputation and negatively impact our ability to win new customers and retain and receive timely payments from existing customers. Laws in all 50 U.S. states and outside the U.S., including Europe and the United Kingdom also require notifications of certain incident to a number of third parties, such as customers, regulators, credit reporting agencies or others when certain sensitive information has been compromised as a result of a security breach. Furthermore, we could be required to expend significant capital and other resources to address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, legal advice, public relations advice, system repair or replacement, or other services.

We are subject to laws, regulations, and industry standards related to data privacy, data protection, and information security, including industry requirements such as the Payment Card Industry Data Security Standard. Our actual or perceived failure to comply with such obligations could harm our business.

Our products and websites routinely collect, store, process, and transmit personal information about an individual, including personally identifiable information and personal financial information such as credit card information. We are subject to various laws and related regulations relating to data privacy, data protection, and information security. Such laws and regulations restrict how personal information is collected, processed, stored, used, and disclosed, and set standards for our security, implement notice requirements regarding privacy practices, and provide individuals with certain rights regarding the use, disclosure, and sale of their protected personal information. If we are found to have breached any such laws, regulations, or industry standards, we may be subject to enforcement actions that require us to change our business practices in a manner that may negatively impact our revenue, as well as expose us to litigation, fines, regulatory enforcement, injunctive orders to cease or change our data processing activities, civil and/or criminal penalties, and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

In the United States, both federal and various state governments have adopted or are considering, laws, guidelines, or rules for the collection, distribution, use, and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act of 2018 (the "CCPA"), which came into force in 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal information. The CCPA is enforceable by the California Attorney General and the California Privacy Protection Agency (as described below), and there is also a private right of action relating to certain data security incidents that may increase security breach litigation. Furthermore, California voters approved the California Privacy Rights Act (the "CPRA") on November 3, 2020, which further amends and expands the CCPA, and became effective on January 1, 2023. The CPRA's amendments to the CCPA impose additional data protection obligations on covered companies, including certain consumer rights processes, the right to correct personal information, and opt-outs for certain uses of sensitive personal information and the sharing of personal information for targeted advertising purposes; such requirements look back to January 2022. The CPRA's amendments also created a new enforcement bureau, the California Privacy Protection Agency. In addition, starting January 1, 2023, personal information collected about California's residents acting in a personnel/employee or business-to-business context came fully within scope of the CCPA.

The CCPA has also encouraged "copycat" laws in other states across the country. For example, Virginia enacted the Virginia Consumer Data Protection Act (the "VCDPA"), another comprehensive state privacy law, which also became effective January 1, 2023. Also in 2021, Colorado enacted the Colorado Privacy Act (the "CPA") and Connecticut enacted the Connecticut Data Privacy Rights Act (the "CTDPA"), both of which go into effect July 1, 2023, and Utah enacted the Utah Consumer Privacy Act (the "UCPA"), which goes into effect December 31, 2023. The Colorado Attorney General released draft rules to accompany the CPA, which impose additional obligations on covered companies. Further, similar laws in other states are being considered by legislatures, including in Indiana, Iowa, Massachusetts, New York, New Jersey, Oregon and Tennessee. A number of other proposals exist for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs, modify our data processing practices and materially and adversely affect our business, prospects, financial condition and operating results.

Our compliance with these changing and increasingly burdensome, and sometimes conflicting regulations and requirements, may cause us to incur substantial costs or require us to change our business practices, which may impact financial results. If we fail to comply with these regulations or requirements, we may be exposed to litigation expenses and possible significant liability, fees, or fines. We cannot fully predict the impact of the CCPA, VCDPA, CPA, CTDPA and UCPA, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but it may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal information, our financial condition, and the results of our operations or prospects. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (the "PCI DSS"), a security standard applicable to companies that collect, store, or transmit certain data regarding credit and debit cards, holders, and transactions. Under the PCI DSS and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the banks that issue the payment cards for their related expenses and penalties. In addition, if we fail to follow payment card industry data security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give our customers the option of using payment cards. If we were unable to accept payment cards, our business would be materially harmed.

In addition, laws in countries outside of the United States create significant compliance obligations and liability. For example, to the extent our operations are subject to the EU General Data Protection Regulation (Regulation 2016/679 and applicable national supplementing laws and the UK data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together referred to as the "GDPR"), this will create an ongoing compliance commitment and substantial costs, in relation to our collection, processing, sharing, disclosure, transfer and other use of personal data. Ensuring compliance with the GDPR could involve substantial costs, and it is possible that, despite our efforts, governmental authorities or third parties will assert that our business practices fail to comply. If our operations are found to be in violation of the GDPR, we may be required to change our business practices and/or be subject to significant civil penalties, regulatory enforcement, business disruption, and reputational harm, any of which could have a material adverse effect on our business. In particular, if we or our vendors fail to comply with the GDPR and the applicable national data protection laws of the EU or European Economic Area member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which can result in significant monetary penalties and other administrative penalties.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing. In the EU and the UK under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. The current national laws that implement the ePrivacy Directive are highly likely to be replaced across the EU (but not directly in the UK) by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, recent European court decisions and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

As we continue to expand into other foreign countries and jurisdictions, we may also be subject to additional laws and regulations that may affect how we conduct business.

For example, Brazil enacted the General Data Protection Law, New Zealand enacted the New Zealand Privacy Act, China enacted its Personal Information Protection Law, and Canada introduced the Digital Charter Implementation Act.

We make disclosures and statements regarding our use of personal information through our privacy policies and statements through our products and websites as required by privacy or data protection regulations. Failure (or perceived failure) to comply with our public statements or to adequately disclose our privacy or data protection practices could result in costly investigations by governmental authorities, litigation, and fines, as well as reputational damage and customer loss, which could have material impacts on our revenue and operations.

We also from time to time acquire other companies that collect and process personal information. While we perform extensive due diligence on the technology systems of these companies, there can be no assurance that such companies have not suffered data breaches or system intrusions prior to, or continuing after, our acquisition for which we may be liable.

While we maintain insurance coverage that is intended to address certain aspects of cybersecurity and data protection risks, such coverage may not be sufficient to cover all or the majority of the costs, losses, or types of claims. Our insurance covers reimbursement for lost net profits or increased net loss of profits resulting from adverse publicity concerning an actual or alleged network impairment or privacy event. While it does not cover the costs for improvements to our systems, it does cover costs to restore our system operations.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, results of operations, and financial condition.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such claims may include defamation, libel, intellectual property infringement, securities law violations, misappropriation, dilution, violation, fraud or negligence, or other theories of liability, in each case relating to the articles, commentary, investment recommendations, or other information we provide through our services. Such allegations, claims, and proceedings may be brought by third parties, including customers, partners, employees, governmental or regulatory bodies, or competitors, and may include class actions.

Defending against such claims and proceedings is costly and time consuming and may divert management's attention and personnel resources from our normal business operations. The outcome of many of these claims and proceedings cannot be predicted, and any claims asserted against us regardless of merit or eventual outcome, may harm our reputation. Our insurance or indemnities may not cover all claims that may be asserted against us. If any of these claims or proceedings were to be determined adversely to us, a judgment, fine, or settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our business, results of operations, and financial condition could be materially adversely affected.

Our failure to comply with the anti-corruption, trade compliance, and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the U.K. Bribery Act 2010 (the "Bribery Act"), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment decisions, and partnering activities. Where they apply, the FCPA and the Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing, or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental "commercial" bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA and the Bribery Act. We are also subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.

Our business also must be conducted in compliance with applicable economic sanctions laws and regulations, such as laws administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. Our operations expose us to the risk of violating, or being accused of violating, anti-corruption, trade compliance, and economic sanctions laws and regulations, and those risks may be heightened as we continue to expand globally. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, and other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition, and results of operations.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income or other tax returns or changes in tax legislation could adversely affect our business, financial condition, and results of operations.

Our provision for income taxes is subject to volatility and could be adversely affected by a number of factors, including earnings differing materially from our projections, changes in the valuation of our deferred tax assets and liabilities, expected timing and amount of the release of any tax valuation allowances, tax effects of share-based compensation, outcomes as a result of tax examinations, or by changes in tax laws, regulations, accounting principles, including accounting for uncertain tax positions, or interpretations thereof.

To the extent that our provision for income taxes is subject to volatility or adverse outcomes as a result of tax examinations, our operating results could be harmed. Significant judgment is required to determine the recognition and measurement attribute prescribed in GAAP relating to accounting for income taxes. In addition, we are subject to examinations of our income tax returns by the U.S. Internal Revenue Service (the "IRS") and other tax authorities. We assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There may be exposure that the outcomes from these examinations will have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Organizational Structure

MarketWise, Inc.'s sole material asset is its interest in MarketWise, LLC, and, accordingly, it will depend on distributions from MarketWise, LLC to pay its taxes and expenses, including payments under the Tax Receivable Agreement. MarketWise, LLC's ability to make such distributions may be subject to various limitations and restrictions.

MarketWise, Inc. is a holding company and has no material assets other than its ownership in MarketWise, LLC. As such, MarketWise, Inc. has no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of MarketWise, LLC and its subsidiaries, and distributions MarketWise, Inc. receives from MarketWise, LLC. There can be no assurance that MarketWise, LLC and its subsidiaries will generate sufficient cash flow to distribute funds to MarketWise, Inc., or that applicable state law and contractual restrictions, including negative covenants in any debt agreements of MarketWise, LLC or its subsidiaries, will permit such distributions. Although MarketWise, LLC is not currently subject to any debt agreement or other agreements that would restrict its ability to make distributions to MarketWise, Inc., the terms of future debt instruments or other agreements may restrict the ability of MarketWise, LLC to make distributions to MarketWise, Inc. or of MarketWise, LLC's subsidiaries to make distributions to MarketWise, LLC.

MarketWise, LLC is treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of MarketWise Units, including MarketWise, Inc. Accordingly, MarketWise, Inc. will incur income taxes on its allocable share of any net taxable income of MarketWise, LLC. Under the terms of the MarketWise Operating Agreement, MarketWise, LLC is obligated, subject to various limitations and restrictions, including with respect to any debt agreements, to make tax distributions to holders of MarketWise Units, including MarketWise, Inc. In addition to tax expenses, MarketWise, Inc. will also incur expenses related to its operations, including payments under the Tax Receivable Agreement, which could be substantial. MarketWise, Inc. intends, as its sole manager, to cause MarketWise, LLC to make cash distributions to the owners of MarketWise Units in an amount sufficient to (i) fund all or part of such owners' tax obligations in respect of taxable income allocated to such owners and (ii) cover MarketWise, Inc.'s operating expenses, including payments under the Tax Receivable Agreement. However, MarketWise, LLC's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions under contracts or agreements to which MarketWise, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering MarketWise, LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that MarketWise, Inc. is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. MarketWise, Inc.'s failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate future payments thereunder, unless the applicable payment is not made because (i) MarketWise, LLC is prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) MarketWise, LLC does not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment. In addition, if MarketWise, LLC does not have sufficient funds to make distributions, its ability to declare and pay cash dividends will also be restricted or impaired.

Under the MarketWise Operating Agreement, MarketWise, LLC will, from time to time, make distributions in cash to its equityholders (including MarketWise, Inc.) *pro rata*, in amounts at least sufficient to cover the taxes on their allocable share of taxable income of MarketWise, LLC. As a result of (i) potential differences in the amount of net taxable income allocable to MarketWise, Inc. and to MarketWise, LLC's other equityholders, (ii) the lower tax rates currently applicable to corporations as opposed to individuals, and (iii) the favorable tax benefits that MarketWise, Inc. anticipates from any redemptions or exchanges of MarketWise Units for our Class A common stock or cash pursuant to the MarketWise Operating Agreement in the future, tax distributions payable to MarketWise, Inc. may be in amounts that exceed its actual tax liabilities with respect to the relevant taxable year, including its obligations under the Tax Receivable Agreement. MarketWise, Inc.'s board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of other expenses or dividends on MarketWise, Inc.'s stock, although MarketWise, Inc. will have no obligation to distribute such cash (or other available cash) to its stockholders. Except as otherwise determined by MarketWise, Inc. as the sole manager of MarketWise, LLC, no adjustments to the exchange ratio for MarketWise Units and corresponding shares of our Class A common stock will be made as a result of any cash distribution by MarketWise,

Inc. or any retention of cash by MarketWise, Inc. To the extent MarketWise, Inc. does not distribute such excess cash as dividends on its our Class A common stock, it may take other actions with respect to such excess cash—for example, holding such excess cash or lending it (or a portion thereof) to MarketWise, LLC, which may result in shares of our Class A common stock increasing in value relative to the value of MarketWise Units. The holders of MarketWise Units may benefit from any value attributable to such cash balances if they acquire shares of our Class A common stock in exchange for their MarketWise Units, notwithstanding that such holders may previously have participated as holders of MarketWise Units in distributions by MarketWise, LLC that resulted in such excess cash balances.

The Tax Receivable Agreement requires MarketWise, Inc. to make cash payments to the MarketWise Members in respect of certain tax benefits to which MarketWise, Inc. may become entitled, and no such payments will be made to any holders of our Class A common stock unless such holders are also MarketWise Members. The payments MarketWise, Inc. will be required to make under the Tax Receivable Agreement may be substantial.

MarketWise, Inc. is party to the Tax Receivable Agreement with the MarketWise Members and MarketWise, LLC. Under the Tax Receivable Agreement, MarketWise, Inc. generally is required to make cash payments to the MarketWise Members equal to 85% of the tax benefits, if any, that MarketWise, Inc. actually realizes, or in certain circumstances is deemed to realize, as a result of (1) the increases in the tax basis of assets of MarketWise, LLC resulting from any redemptions or exchanges of MarketWise Units for our Class A common stock or cash by the MarketWise Members pursuant to the MarketWise Operating Agreement, or certain distributions (or deemed distributions) by MarketWise, LLC and (2) certain other tax benefits arising from payments under the Tax Receivable Agreement. No such payments will be made to any holders of our Class A common stock unless such holders are also MarketWise Members.

The amount of the cash payments that MarketWise, Inc. will be required to make under the Tax Receivable Agreement may be substantial. Any payments made by MarketWise, Inc. to the MarketWise Members under the Tax Receivable Agreement will not be available for reinvestment in the business and will generally reduce the amount of cash that might have otherwise been available to MarketWise, Inc. and its subsidiaries. To the extent MarketWise, Inc. is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Furthermore, MarketWise, Inc.'s future obligations to make payments under the Tax Receivable Agreement could make MarketWise, Inc. and its subsidiaries a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on the MarketWise Members' continued ownership of MarketWise Units or our Class A common stock or our Class B common stock.

The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the timing of redemptions or exchanges by the MarketWise Members, the price of shares of our Class A common stock at the time of any exchange, the extent to which such exchanges are taxable, the amount of gain recognized by the MarketWise Members, the amount and timing of the taxable income MarketWise, LLC generates in the future, and the tax rates and laws then applicable.

In certain cases, future payments under the Tax Receivable Agreement to the MarketWise Members may be accelerated or significantly exceed the actual benefits MarketWise, Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if (i) MarketWise, Inc. materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, or (iii) MarketWise, Inc. elects an early termination of the Tax Receivable Agreement, then MarketWise, Inc.'s future obligations, or its successor's future obligations, under the Tax Receivable Agreement to make payments thereunder would accelerate and become due and payable, based on certain assumptions, including an assumption that MarketWise, Inc. would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement, and an assumption that, as of the effective date of the acceleration, any MarketWise Member that has MarketWise Units not yet exchanged shall be deemed to have exchanged such MarketWise Units on such date, even if MarketWise, Inc. does not receive the corresponding tax benefits until a later date when the MarketWise Units are actually exchanged.

As a result of the foregoing, MarketWise, Inc. would be required to make an immediate cash payment equal to the estimated present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, MarketWise, Inc. could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual tax benefits it ultimately realizes. In addition, to the extent that MarketWise, Inc. is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. MarketWise, Inc.'s failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate future payments thereunder, unless the applicable payment is not made because (i) MarketWise, LLC is prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) MarketWise, LLC does not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment. In these situations, MarketWise, Inc.'s obligations under the Tax Receivable Agreement could have a substantial negative impact on MarketWise, Inc.'s liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. There can be no assurance that MarketWise, LLC will be able to fund or finance MarketWise, Inc.'s obligations under the Tax Receivable Agreement.

MarketWise, Inc. will not be reimbursed for any payments made to the MarketWise Members under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that MarketWise, Inc. determines, and the U.S. Internal Revenue Service (the "IRS") or another tax authority may challenge all or part of the tax basis increases or other tax benefits MarketWise, Inc. claims, as well as other related tax positions it takes, and a court could sustain any such challenge. MarketWise, Inc.'s ability to settle or to forgo contesting such challenges may be restricted by the rights of the MarketWise Members pursuant to the Tax Receivable Agreement, and such restrictions apply for as long as the Tax Receivable Agreement remains in effect. In addition, MarketWise, Inc. will not be reimbursed for any cash payments previously made to the MarketWise Members under the Tax Receivable Agreement in the event that any tax benefits initially claimed by MarketWise, Inc. and for which payment has been made to the MarketWise Members are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by MarketWise, Inc. to the MarketWise Members will be netted against any future cash payments that MarketWise, Inc. might otherwise be required to make to the MarketWise Members under the terms of the Tax Receivable Agreement. However, MarketWise, Inc. might not determine that it has effectively made an excess cash payment to the MarketWise Members for a number of years following the initial time of such payment, and, if any of its tax reporting positions are challenged by a taxing authority, MarketWise, Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments MarketWise, Inc. previously made under the Tax Receivable Agreement could be greater than the amount of future cash payments against which MarketWise, Inc. would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits MarketWise, Inc. claims are complex and factual in nature, and there can be no assurance that the U.S. Internal Revenue Service (the "IRS") or a court will not disagree with MarketWise, Inc.'s tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that MarketWise, Inc. actually realizes in respect of the tax attributes with respect to the MarketWise Members that are the subject of the Tax Receivable Agreement.

If MarketWise, Inc. were deemed to be an investment company under the Investment Company Act of 1940 as a result of its ownership of MarketWise, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), a company generally will be deemed to be an "investment company" for purposes of the Investment Company Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. MarketWise, Inc. does not believe that it is an "investment company" as such term is defined in either of those sections of the Investment Company Act.

As the sole managing member of MarketWise, LLC, MarketWise, Inc. will control MarketWise, LLC. On that basis, MarketWise, Inc. believes that its interest in MarketWise, LLC is not an "investment security" as that term is used in the Investment Company Act. However, if MarketWise, Inc. were to cease participation in the management of MarketWise, LLC, its interest in MarketWise, LLC could be deemed an "investment security" for purposes of the Investment Company Act.

MarketWise, Inc. and MarketWise, LLC intend to conduct their respective operations so that MarketWise, Inc. will not be deemed an investment company. However, if MarketWise, Inc. were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on MarketWise's capital structure and its ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to Ownership of Our Class A common stock

We qualify as an "emerging growth company" and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller growth companies may make its securities less attractive to investors.

We qualify as an "emerging growth company," as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended (the "Securities Act"). For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of SOX ("Section 404"); (ii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements; and (iii) exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until December 31, 2025 (the last day of the fiscal year ending after the fifth anniversary of ADAC's initial public offering), though we may cease to be an emerging growth company earlier if (1) we have more than $1.07 billion in annual gross revenue, (2) we qualify as a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, or (3) we issue, in any three-year period, more than $1.0 billion in non-convertible debt securities held by non-affiliates. We currently intend to take advantage of each of the reduced reporting requirements and exemptions described above. As a result, our securityholders may not have access to certain information they may deem important.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

Additionally, we qualify as a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in its periodic reports. We will remain a smaller reporting company until the last day of the fiscal year in which we fail to meet the following criteria: (i) the market value of our common stock held by non-affiliates does not exceed $250 million as of the end of that fiscal year's second fiscal quarter; or (ii) our annual revenues do not exceed $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates does not exceed $700 million as of the end of that fiscal year's second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

It is difficult to predict whether investors will find our securities less attractive as a result of its taking advantage of these exemptions and relief granted to emerging growth companies and smaller reporting companies. If some investors find our securities less attractive as a result, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the market price of our securities may be more volatile.

Once we lose our "emerging growth company" and/or "smaller reporting company" status, we will no longer be able to take advantage of certain exemptions from reporting, and we will also be required to comply with the auditor attestation requirements of Section 404. We will incur additional expenses in connection with such compliance and our management will need to devote additional time and effort to implement and comply with such requirements.

The dual class structure of our common stock may adversely affect the trading price or liquidity of our Class A common stock.

Although our Class A common stock and Class B common stock have identical voting rights, it is difficult to predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our dual-class structure, we will likely be excluded from certain of these indices and there can be no assurance that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our Class A common stock less attractive to other investors. As a result, the market price of shares of our Class A common stock could be adversely affected.

In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures, and our dual-class structure may cause shareholder advisory firms to publish negative commentary about its corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

The MarketWise Members have significant influence over us, including control over decisions that require the approval of MarketWise, Inc. stockholders.

The MarketWise Members control in the aggregate, based on the information available to us, at least 89% of the voting power represented by all of our outstanding classes of stock. Of the MarketWise Members, Monument & Cathedral, LLC controls in the aggregate, based on the information available to us, at least 42% of the voting power represented by all of our outstanding classes of stock. As a result, the MarketWise Members (and Monument & Cathedral, LLC in particular) may exercise significant influence over all matters requiring stockholder approval, including the election and removal of directors and the size of our board, appointment and removal of officers, any amendment of our Charter or MarketWise, Inc.'s bylaws (our "Bylaws"), and any approval of significant corporate transactions (including a sale of substantially all of MarketWise, LLC's assets), and will continue to have significant control over our management and policies, including policies around financing, compensation, and declaration of dividends.

Certain MarketWise Members or affiliates of MarketWise Members are members of our board of directors. These board members can take actions that have the effect of delaying or preventing a change of control of MarketWise, LLC or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the MarketWise Members may have an adverse effect on the price of our securities. The interests of the MarketWise Members may not be consistent with your interests as a securityholder.

The MarketWise Members have the right to have their MarketWise Units redeemed or exchanged into shares of Class A common stock, which, if exercised, will dilute your economic interest in MarketWise, Inc.

We have an aggregate of approximately 915,909,345 shares of our Class A common stock authorized but unissued, including 291,092,303 shares of our Class A common stock issuable upon redemption or exchange of MarketWise Units that are held by the MarketWise Members. Under the terms of the MarketWise Operating Agreement, and subject to certain restrictions set forth therein, the MarketWise Members are entitled to have their MarketWise Units redeemed or exchanged for shares of our Class A common stock or, at our option, cash. Shares of our Class B common stock held by any such redeeming or exchanging MarketWise Member will be canceled for no additional consideration on a one-for-one basis with the redeemed or exchanged MarketWise Units whenever the MarketWise Members' MarketWise Units are so redeemed or exchanged. While any redemption or exchange of MarketWise Units and corresponding cancellation of our Class B common stock will reduce the MarketWise Members' economic interest in MarketWise and its voting interest in MarketWise, Inc., the related issuance of our Class A common stock will dilute your economic interest in us. The timing or size of any future issuances of our Class A common stock resulting from the redemption or exchange of MarketWise Units cannot be predicted.

A significant portion of the total outstanding shares of our Class A common stock (or shares of our Class A common stock that may be issued in the future pursuant to the exchange or redemption of MarketWise Units) are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our securities to drop significantly, even if our business is doing well.

Pursuant to the Registration Rights Agreement, subject to certain exceptions, the Sponsor and the MarketWise Members are contractually restricted from selling or transferring, (a) with respect to the Sponsor, the shares of our common stock held by the Sponsor on the closing date of the Transactions or received by the Sponsor in connection with the Transactions and (b) with respect to the MarketWise Members, (i) the shares of our Class A common stock received by the MarketWise Members on the closing date of the Transactions and (ii) any shares of Class A common stock received by any MarketWise Member thereafter pursuant to a direct exchange or redemption of MarketWise Units held as of the closing date of the Transactions under the MarketWise Operating Agreement. Such restrictions end (i) with respect to the Sponsor and any MarketWise Member that is a member of our management, on the earlier of (x) July 21, 2022 and (y) the date on which the last reported sale price of our Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing December 18, 2021 and (ii) with respect to any MarketWise Member that is not a member of our management, January 17, 2022.

Following the expiration of the applicable lock-up period, neither the MarketWise Members nor the Sponsor will be restricted from selling shares of Class A common stock held by them or that may be received by them in exchange for MarketWise Units, other than by applicable securities laws. Additionally, the PIPE Investors are not restricted from selling any of their shares of Class A common stock, other than by applicable securities laws. As such, sales of a substantial number of shares of Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our securities.

As restrictions on resale end and registration statements for the sale of shares of Class A common stock by the parties to the Registration Rights Agreement are available for use, the sale or possibility of sale of these shares of Class A common stock could have the effect of increasing the volatility in the market price of Class A common stock, or decreasing the market price itself.

Under certain circumstances, the Sponsor and certain members of our management team will be entitled to the Sponsor Earnout Shares and the Management Member Earnout Shares, as applicable, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If at any time prior to July 21, 2025 (i) the last reported sale price of Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period or (ii) we consummate a transaction that results in our stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property having a value equal to or exceeding $12.00 per share, the Sponsor will be entitled to the release from escrow of 1,525,500 shares of our Class A common stock (representing 50% of the 3,051,000 shares subject to the earn-out escrow) and certain members of our management team will be entitled to an aggregate of 1,000,000 newly issued shares of Class A common stock. Furthermore, if at any time prior to July 21, 2025 (i) the last reported sale price of Class A common stock equals or exceeds $14.00 per share for any 20 trading days within any 30-trading day period or (ii) we consummate a transaction that results in our stockholders having the right to exchange their shares of Class A common stock for cash, securities, or other property having a value equal to or exceeding $14.00 per share, the Sponsor will be entitled to the release from escrow of an additional 1,525,500 shares of our Class A common stock (representing the remaining 50% of the 3,051,000 shares subject to the earn-out escrow) and certain members of our management team will be entitled to an additional 1,000,000 newly issued shares of Class A common stock in the aggregate. To the extent the Management Member Earnout Shares are issued, there will be dilution to the holders of Class A common stock and an increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that the Management Member Earnout Shares may be issued could adversely affect the market price of our securities.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect our securityholders, which could depress the price of our securities.

Our Charter authorizes us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the relative rights, limitations, preferences, privileges, restrictions, and other terms of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by stockholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our securities at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our securities.

As a result of our business combination with a special purpose acquisition company, regulatory obligations may impact us differently than other publicly traded companies.

On July 21, 2021, we consummated the Transactions with ADAC, a special purpose acquisition company, pursuant to which we became a publicly traded company. As a result of this transaction, regulatory obligations have, and may continue, to impact us differently than other publicly traded companies. For instance, the SEC and other regulatory agencies may issue additional guidance or apply further regulatory scrutiny to companies like us that have completed a business combination with a special purpose acquisition company. Managing this regulatory environment, which has and may continue to evolve, could divert management's attention from the operation of our business, negatively impact our ability to raise additional capital when needed, or have an adverse effect on the price of our securities.

The requirements of being a public company require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a newly public company, we will incur legal, regulatory, finance, accounting, investor relations, and other expenses that we did not previously incur as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We are now subject to the Exchange Act, including the reporting requirements thereunder, SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq rules and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly (although these costs currently unable to be estimated with any degree of certainty), and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company" or a "smaller reporting company." The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. Further, these rules and regulations may make it more difficult and more expensive for us to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time consuming.

Pursuant to Section 404, once we are no longer an emerging growth company or a smaller reporting company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase, and management's attention may be further diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404, which will further increase cost and expense.

If we are unable to satisfy its obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory actions and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of its financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of the Transactions, we had been a private company with limited accounting personnel and other resources to address its internal control over financial reporting. During the course of preparing for the Transactions, our management and independent registered public accounting firm determined that we had material weaknesses in internal controls related to (i) the lack of contemporaneous documentation and account reconciliation and (ii) the lack of a formal or documented risk assessment process.

We are currently implementing a number of steps to enhance our internal control over financial reporting and address the material weaknesses, including enhancing our internal review procedures related to the financial reporting process and the implementation of new software tools.

Our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of shares of our Class A common stock and we may be unable to maintain compliance with listing requirements.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence levels.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by SOX for compliance with the requirements of Section 404.

If we fail to implement the requirements of Section 404 in the required timeframe once we are no longer an emerging growth company or a smaller reporting company, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the Nasdaq. Furthermore, if we are unable to conclude that our internal controls over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to implement or maintain effective internal control over financial reporting and disclosure controls and procedures required of public companies could also restrict our future access to the capital markets.

An active, liquid trading market for our securities may not develop or be sustained.

There can be no assurance that an active trading market for our Class A common stock will develop or, if such a market develops, that we will be able to maintain an active trading market for those securities on the Nasdaq or any other exchange in the future. If an active market for our securities does not develop or is not maintained, or if MarketWise, Inc. fails to satisfy the continued listing standards of the Nasdaq for any reason and its securities are delisted, it may be difficult for our securityholders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products, or technologies by using shares of capital stock as consideration.

The market price and trading volume of our securities may be volatile and could decline significantly.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance, which may limit or prevent investors from readily selling their Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. There can be no assurance that the market price of Class A common stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

- actual or anticipated fluctuations in our annual or quarterly financial condition and operating results;

- actual or anticipated changes in our growth rate relative to our competitors;

- failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

- speculation in the press or investment community about our business or industry;

- issuance of new or updated research or reports by securities analysts, or the failure of securities analysts to provide adequate coverage of our Class A common stock in the future;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- Class A common stock and volume fluctuations attributable to inconsistent trading volume levels of our Class A common stock;

- additions or departures of key personnel;

- disputes or other developments related to proprietary rights;

- additional or unexpected changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

- announcement or expectation of additional equity or debt financing efforts;

- equity sales by us, the MarketWise Members, our insiders, or our other stockholders;

- general economic and market conditions, including any impacts associated with the COVID-19 pandemic; and

- other factors described in this "Risk Factors" section and elsewhere in this report.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends in part on the research and reports that securities or industry analysts publish about us or our business. We will not control these analysts, and the analysts who publish information about us may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If few or no securities or industry analysts cover us, the trading price for our securities would be negatively impacted. If one or more of the analysts who covers us downgrades our securities, publishes incorrect or unfavorable research about us, ceases coverage of us, or fails to publish reports on us regularly, demand for and visibility of our securities could decrease, which could cause the price or trading volumes of our securities to decline.

We may be subject to securities class action, which may harm our business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages, and divert management's attention from other business concerns, which could seriously harm our business, results of operations, financial condition, or cash flows.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damages amounts. Due to the inherent uncertainties of litigation, the ultimate outcome of any such proceedings cannot be accurately predicted. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlements, or judgment costs and a diversion of management's attention and resources that are needed to successfully run our business.

We do not currently pay cash dividends.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and our share repurchase program, and we may not pay cash dividends for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects, and such other factors as our board of directors deems relevant. Therefore, you may not receive any dividends on your Class A common stock for the foreseeable future, and the success of an investment in our Class A common stock will depend upon any future appreciation in its value.

Delaware law and our Charter and Bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our Charter and Bylaws and the General Corporation Law of the State of Delaware (the "DGCL"), contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of our Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, Charter and Bylaws include the following provisions:

- a classified board of directors with staggered, three-year terms;

- the ability of our board of directors to issue shares of preferred stock, including "blank check" preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- prohibition on cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the limitation of the liability of, and the indemnification of, our directors and officers;

- the ability of our board of directors to amend the Bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

The provisions of our Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our Charter provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Bylaws or Charter (as each may be amended from time to time) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. Our Charter also provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Charter provides that the exclusive forum provision will not apply to claims seeking to enforce any liability or duty created by the Exchange Act.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Charter to be inapplicable or unenforceable in such action.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our corporate headquarters are located in Baltimore, Maryland, where we occupy approximately 46,000 square feet under a lease that expires in 2026. The office is situated in the historic Mount Vernon neighborhood, just one mile north of Baltimore's Inner Harbor area. In addition to content-producing teams, our headquarters house our executive management team, as well as the functional groups of information technology, accounting and finance, human resources, and legal. We also lease approximately 19,000 square feet of office space in downtown Delray Beach, Florida. We also lease approximately 2,600 square feet in Tampa, Florida, approximately 2,200 square feet in Fernandina Beach, Florida, approximately 3,200 square feet in Arlington, Virginia, and approximately 1,300 square feet in Hunt Valley, Maryland.

We lease all of our properties and do not own any real property. For leases that are scheduled to expire during the next 12 months, we may negotiate new lease agreements, renew existing lease agreements, or use alternate facilities. We believe that our properties are adequate for our needs and believe that we should be able to renew any of these leases or secure similar property without an adverse impact on our operations.

Item 3. Legal Proceedings.

We are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities.

Market Information

Our Class A common stock is traded on The Nasdaq Global Market, or Nasdaq, under the symbol "MKTW." Our Class B common stock is not listed or traded on any exchange.

Holders

As of December 31, 2022, there were 50 holders of record of our Class A common stock, which does not reflect the beneficial ownership of shares held in nominee name, and 27 holders of record of our Class B common stock.

Dividend Policy

We have never declared or paid any dividends on our Class A common stock or Class B common stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business, as well as for our previously disclosed share repurchase program. Accordingly, we do not currently pay dividends, and may not pay dividends, for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in any debt agreements, and other factors that our Board of Directors may deem relevant.

Use of Proceeds

On July 28, 2020, ADAC consummated its initial public offering of 41,400,000 units, inclusive of 5,400,000 units sold to the underwriters upon the election to fully exercise their over-allotment option, at a price of $10.00 per unit, generating total gross proceeds of $414.0 million. Each unit consisted of one Class A ordinary share of ADAC, and one-third of one redeemable warrant of ADAC. Each whole warrant entitled the holder thereof to purchase one Class A ordinary share, par value $0.0001, for $11.50 per share, subject to adjustment. UBS Securities LLC acted as the sole book-running manager. The securities sold in the offering were registered under the Securities Act on registration statements on Form S-1 (No. 333-239623). The registration statements became effective on July 24, 2020.

Simultaneously with the consummation of the initial public offering and the exercise of the over-allotment option, ADAC consummated a private placement of 10,280,0000 private placement warrants to its sponsor, Ascendant Sponsor LP, at a price of $1.00 per private placement warrant, generating total additional proceeds of $10,280,000. Such securities were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

ADAC incurred $23.4 million in transaction costs, including $14.5 million of underwriting fees. Following the initial public offering, the exercise of the over-allotment option and the sale of the private placement warrants, a total of $414.6 million was placed in a trust account. After deducting payments to existing shareholders of $387.7 million in connection with the exercise of their redemption rights, the payment of the $14.5 million of deferred underwriting fees, and a total of $48.8 million in expenses in connection with the Business Combination paid from the trust account, and after including the proceeds of $150.0 million from the issuance and sale of MarketWise Class A common stock from the PIPE investment, we recorded $113.6 million net cash proceeds.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding the Securities Authorized for Issuance under Equity Compensation Plans can be found under Item 12 of this report.

Issuer Purchases of Equity Securities

In November 2021, our Board of Directors authorized the repurchase of up to $35.0 million in aggregate of shares of the Company's Class A common stock, with the authorization to expire on November 3, 2023. There were no share repurchases made by or on behalf of the Company of its common stock during the three months ended December 31, 2022. The maximum dollar value of shares that may yet to be purchased under the plan was $18.6 million as of December 31, 2022.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the financial condition and results of operations of MarketWise, Inc., a Delaware corporation ("MarketWise," "we," "us," and "our"), should be read together with our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the years ended December 31, 2022, 2021 and 2020 included elsewhere in this report. The following discussion contains forward-looking statements. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward Looking Statements" in this report.

Overview

We are a leading multi-brand platform of subscription businesses that provides premium financial research, software, education, and tools for self-directed investors. We offer a comprehensive portfolio of high-quality, independent investment research, as well as several software and analytical tools, on a subscription basis.

MarketWise started in 1999 with the simple idea that, if we could publish intelligent, independent, insightful, and in-depth investment research and treat the subscriber the way we would want to be treated, then subscribers would renew their subscriptions and stay with us. Over the years, we have expanded our business into a comprehensive suite of investment research products and solutions. We now produce a diversified product portfolio from a variety of financial research brands such as Stansberry Research, Palm Beach Research, Chaikin Analytics, InvestorPlace, and Empire Financial Research. Our entire investment research product portfolio is 100% digital and channel agnostic, and we offer all of our research across a variety of platforms, including desktop, laptop, and mobile devices, including tablets and mobile phones.

Today, we benefit from the confluence of a leading editorial team, diverse portfolio of content and brands, and comprehensive suite of investor-centric tools that appeal to a broad subscriber base.

2022 Highlights

The following table presents net cash provided by operating activities, and the related margin as a percentage of net revenue, and Adjusted CFFO, a non-GAAP measure, and the related margin as a percentage of Billings, for each of the periods presented. For more information on Adjusted CFFO and Adjusted CFFO Margin, see "— Non-GAAP Financial Measures."

(In thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Net cash provided by operating activities	$ 48,374	$ 63,632	$ 55,875
Total net revenue	512,403	549,183	364,179
Net cash provided by operating activities margin	**9.4%**	**11.6%**	**15.3%**
Adjusted CFFO	$ 59,324	$ 197,081	$ 134,273
Billings	459,487	729,893	548,835
Adjusted CFFO Margin	**12.9%**	**27.0%**	**24.5%**

Cash flow from operations decreased by $15.3 million, or 24.0%, from $63.6 million for the year ended December 31, 2021 to $48.4 million for the year ended December 31, 2022. Cash flow from operations for the year ended December 31, 2022 was primarily due to net income of $101.2 million adjusted for non-cash items of $0.1 million and a net decrease in our operating assets and liabilities of $52.9 million.

Adjusted CFFO decreased by $137.8 million, or 69.9%, from $197.1 million for the year ended December 31, 2021 to $59.3 million for the year ended December 31, 2022, primarily driven by an decrease of $270.4 million in Billings at an Adjusted CFFO Margin of 12.9%. The difference between Adjusted CFFO and CFFO is primarily related to non-recurring expenses recognized in the period and stock-based compensation associated with distributions to the original Class B unitholders. For further information on stock-based compensation, see *Note 11 – Stock-Based Compensation* to our audited consolidated financial statements.

Net revenue decreased by $36.8 million, or 6.7%, from $549.2 million for the year ended December 31, 2021 to $512.4 million for the year ended December 31, 2022. The decrease in net revenue was primarily driven by a $38.1 million decrease in term subscription revenue and a $1.8 million decrease in non-subscription revenue, partially offset by a $3.1 million increase in membership subscription revenue.

Billings decreased by $270.4 million, or 37.0%, from $729.9 million for the year ended December 31, 2021 to $459.5 million for the year ended December 31, 2022. The decrease is due in large part to reduced engagement of prospective and existing subscribers, as the economy reopened beginning in mid-2021 and as additional external economic and geopolitical factors weighed on prospective and existing subscribers' mindset throughout 2022, which we believe contributed to them delaying their purchases.

Cash flow from operations increased by $7.8 million, or 13.9%, from $55.9 million for the year ended December 31, 2020 to $63.6 million for the year ended December 31, 2021, primarily due to net loss of $953.9 million adjusted for non-cash items of $927.8 million and net changes in our operating assets and liabilities of $89.8 million.

Adjusted CFFO increased by $62.8 million, or 46.8%, from $134.3 million for the year ended December 31, 2020 to $197.1 million for the year ended December 31, 2021, primarily driven by an increase of $181.1 million in Billings at an Adjusted CFFO Margin of 27.0%.

Net revenue increased by $185.0 million, or 50.8%, from $364.2 million for the year ended December 31, 2020 to $549.2 million for the year ended December 31, 2021. The increase in net revenue was primarily driven by a $129.9 million increase in term subscription revenue and a $57.7 million increase in membership subscription revenue, partially offset by a $2.6 million decrease in non-subscription revenue.

Billings increased by $181.1 million, or 33.0%, from $548.8 million for the year ended December 31, 2020 to $729.9 million for the year ended December 31, 2021. We believe this increase is due in large part to strong membership and high-value subscription sales, combined with strong new Paid Subscriber performance, as we continued to focus on adding new Paid Subscribers and those subscribers purchased high-value subscriptions over time.

The Transactions

The Transactions were consummated on July 21, 2021. The Transactions were accounted for akin to a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. The Transactions had several significant impacts on our reported financial position and results, as a consequence of reverse capitalization treatment.

These impacts include the net cash proceeds from the Transactions of $113.6 million. This cash amount includes: (a) the reclassification of ADAC's Trust Account of $414.6 million to cash and cash equivalents that became available at the time of the Transactions; (b) proceeds of $150.0 million from the issuance and sale of MarketWise Class A common stock in the PIPE investment; (c) payment of $48.8 million in non-recurring transaction costs; (d) settlement of $14.5 million in deferred underwriters' discount; and (e) the payment of $387.7 million to redeeming shareholders of ADAC. See also Note 1, *Organization — Reverse Recapitalization with Ascendant Digital Acquisition Corp.*, to our audited consolidated financial statements for the year ended December 31, 2022 in our Annual Report.

Warrant Exchange

On September 19, 2022, we completed an exchange offer relating to our outstanding Public Warrants and Private Placement Warrants, whereby the holders of the warrants were offered 0.1925 shares of our Class A common stock for each outstanding warrant tendered (the "Warrant Exchange Offer"). In connection with the closing of the Warrant Exchange Offer, we issued a total of 5,725,681 shares of common stock in exchange for 29,743,932 warrants. Pursuant to an amendment to the warrant agreement authorized in connection with the Warrant Exchange Offer, on September 30, 2022, the 1,236,061 outstanding warrants that were not tendered in the exchange were converted into 214,058 shares of common stock. As a result of these transactions, there were no warrants outstanding as of December 31, 2022.

Key Factors Affecting Our Performance

We believe that our growth and future success are dependent upon several factors, including those below and those noted in the "Risk Factors" section in this report. The key factors below represent significant business opportunities as well as challenges that we must successfully address in order to continue our growth and improve our financial results.

Growing our subscriber base with compelling unit economics. We are highly focused on continuing to acquire new subscribers to support our long-term growth. Our marketing spend is a large driver of new subscriber growth. At the heart of our marketing strategy is our compelling unit economics that combine long-term subscriber relationships, highly scalable content delivery, cost-effective customer acquisition, and high-margin conversions.

Our Paid Subscribers as of December 31, 2022 generated average customer lifetime Billings of approximately $1,815, resulting in a LTV/CAC ratio of approximately 2.0x. On average, over the past three years, it has taken approximately 0.6 to 1.5 years for a Paid Subscriber's cumulative net revenue to exceed the total cost of acquiring that subscriber (which includes fixed costs, such as marketing salaries). For more information on our LTV/CAC ratio and the components of this ratio, see "—*Definitions of Metrics.*"

We adjust our marketing spend to drive efficient and profitable customer acquisition. We can adjust our marketing spend in near real-time, and we monitor costs per acquisition relative to the cart value of the initial subscription. We seek and typically achieve 90-day payback periods to cover this variable component of the direct marketing spend.

As of December 31, 2022, our paid subscriber base was 841 thousand, down 130 thousand, or 13.4% as compared to 972 thousand at December 31, 2021. Our base is comprised of subscribers obtained through both direct-to-paid acquisition and free-to-paid conversions. Since 2019, direct-to-paid acquisition has accounted for approximately two-thirds of our annual Paid Subscriber acquisition, and is largely driven by display ads and targeted email campaigns.

Our free subscription products also serve as a significant source of new Paid Subscribers, accounting for approximately one-third of our annual Paid Subscriber acquisition. Our free-to-paid conversion rate reflects the rate at which Free Subscribers purchase paid subscription products. Our average annual free-to-paid conversion rate was approximately 1% to 2% between 2020 and 2022. Over that same three-year period, our cumulative free-to-paid conversion rate was 4%.

Retaining and expanding relationships with existing subscribers. We believe that we have a significant opportunity to expand our relationships with our large base of Free and Paid Subscribers. Thanks to the quality of our products, we believe our customers will continue their relationship with us and extend and increase their subscriptions over time. As we deepen our engagement with our subscribers, our customers tend to purchase more and higher-value products. Our ARPU (as defined below) as of December 31, 2022 was $519, which decreased 30.1% from $742 as of December 31, 2021. For more information on ARPU, see "*Key Business Metrics — Average Revenue Per User.*"

Conversion rates are important to our business because they are an indicator of how engaged and how well we are connecting with our subscribers. The time it takes our customers to move from our free products to our lower-priced paid subscriptions and eventually to high-end products and membership "bundled" offerings impacts our growth in net revenue, Billings, and ARPU.

Our high-value composition rate reflects the rate at which Paid Subscribers that have purchased less than $600 of our products over their lifetime convert into subscribers that have purchased more than $600. We believe our high-value composition rate reflects our ability to retain existing subscribers through renewals and our ability to expand our relationship with them when those subscribers purchase higher-value subscriptions. Our ultra high-value composition rate reflects the rate at which high value Paid Subscribers that have purchased more than $600 of our products over their lifetime convert into subscribers that have purchased more than $5,000. We believe our ultra high-value composition rate reflects our ability to successfully build lifetime relationships with our subscribers, often across multiple products and brands. As of December 31, 2022, our high-value composition rate and ultra high-value composition rate were 44% and 38%, respectively.

Definitions of Metrics

Throughout this discussion and analysis, a number of our financial and operating metrics are referenced which we do not consider to be key business metrics, but which we review to monitor performance, and which we believe may be useful to investors. These are:

Annual free-to-paid conversion rate: We calculate our free-to-paid conversion rate as the number of Free Subscribers who purchased a subscription during the period *divided by* the average number of Free Subscribers during the period. We believe our free-to-paid conversion rate is an indicator of the type of Free Subscribers that we are signing up and the quality of our content and marketing efforts. Investors should consider free-to-paid conversion rate as one of the factors in evaluating our ability to maintain a robust pipeline for new customer acquisition.

Cumulative free-to-paid conversion rate: We calculate our cumulative free-to-paid conversion rate as the number of Free Subscribers who purchased a subscription during the trailing three-year period *divided by* the average number of Free Subscribers during the trailing three-year period.

High-value composition rate: Our high-value composition rate reflects the number of Paid Subscribers who have purchased >$600 in aggregate over their lifetime as of a particular point in time *divided by* the total number of Paid Subscribers as of that same point in time.

Landing Page Visits: The cumulative number of visits to our standalone web pages created specifically for each marketing campaign. We believe landing page visits are a measure of customer engagement.

LTV/CAC ratio: We calculate LTV/CAC ratio as LTV *divided by* CAC. We use LTV/CAC ratio because it is a standard metric for subscription-based businesses, and we believe that an LTV/CAC ratio above 3x is considered to be indicative of strong profitability and marketing efficiency. We believe that an increasing LTV per subscriber reflects our existing subscribers recognizing our value proposition, which will expand their relationship with us across our platform over time, either through a combination of additional product purchases or by joining our membership offerings. Investors should consider this metric when evaluating our ability to achieve a return on our marketing investment. Lifetime value ("LTV") represents the average margin on average customer lifetime Billings (that is, the estimated cumulative spend across a customer's lifetime). Customer acquisition cost ("CAC") is defined as direct marketing spend, *plus* external revenue share expense, *plus* retention and renewal expenses, *plus* copywriting and marketing salaries, *plus* telesales salaries and commissions, *plus* customer service commissions.

Net revenue retention: Net revenue retention is defined as Billings from all prior period cohorts in the current period, *divided by* all Billings from the prior period. We believe that a high net revenue retention rate is a measure of customer retention and an indicator of the engagement of our subscribers with our products. Investors should consider net revenue retention as an ongoing measure when evaluating our subscribers' interest in continuing to subscribe to our products and spending more with us over time.

Ultra high-value composition rate: Our ultra high-value composition rate reflects the number of Paid Subscribers who have purchased >$5,000 in aggregate over their lifetime as of a particular point in time *divided by* the number of high-value subscribers as of that same point in time. We believe our ultra high-value composition rate reflects our ability to successfully build lifetime relationships with our subscribers, often across multiple products and brands. Investors should consider ultra high-value composition rate as a factor in evaluating our ability to retain and expand our relationship with our subscribers.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly titled metrics in a different way.

	Year Ended December 31,		
	2022	2021	2020
Free Subscribers	15,702,545	13,699,910	9,529,622
Paid Subscribers	841,277	971,534	856,826
ARPU	$ 519	$ 742	$ 759
Billings (in thousands)	$ 459,487	$ 729,893	548,835

Free Subscribers. Free Subscribers are defined as unique subscribers who have subscribed to one of our free investment publications via a valid email address and continue to remain directly opted in, excluding any Paid Subscribers who also have free subscriptions. Free subscriptions are often daily publications that include some commentary about the stock market, investing ideas, or other specialized topics. Included within our free publications are advertisements and editorial support for our current marketing campaigns. While subscribed to our publications, Free Subscribers learn about our editors and analysts, get to know our products and services, and learn more about ways we can help them be better investors.

Free Subscribers increased by 2.0 million, or 14.6%, to 15.7 million at December 31, 2022 as compared to 13.7 million at December 31, 2021.

Free Subscribers increased by 4.2 million, or 43.8%, to 13.7 million as of December 31, 2021 as compared to 9.5 million as of December 31, 2020.

Paid Subscribers. We define Paid Subscribers as the total number of unique subscribers with at least one paid subscription at the end of the period. We view the number of Paid Subscribers at the end of a given period as a key indicator of the attractiveness of our products and services, as well as the efficacy of our marketing in converting Free Subscribers to Paid Subscribers and generating direct-to-paid Paid Subscribers. We seek to grow our Paid Subscriber base through performance marketing directly to prospective and existing subscribers across a variety of media, channels, and platforms.

Total Paid Subscribers decreased by 130 thousand, or 13.4%, to 841 thousand as of December 31, 2022 as compared to 972 thousand at December 31, 2021, We believe the volatility across asset classes, high-inflation environment, and fears of recession have left prospective and existing subscribers hesitant to purchase or upgrade as they assess the latest economic data and the Federal Reserve's potential next steps. These trends, which began in first quarter 2022, have continued to slow our new subscriber acquisition through fourth quarter 2022. The decreases from these factors were partially offset by the addition of approximately 16 thousand paid subscribers that joined our list with the Buttonwood Publishing transaction in third quarter 2022.

Total Paid Subscribers increased by 115 thousand, or 13.4%, to 972 thousand as of December 31, 2021 as compared to 857 thousand as of December 31, 2020, driven by successful marketing efforts and rich content which drove free-to-paid conversions as well as direct-to-paid acquisition. Per-unit subscriber acquisition costs were favorable at the beginning of the year which, when combined with our compelling content, led to unprecedented new subscriber acquisition in first quarter 2021. The travel and leisure boom, where Americans made up for the inability to travel during the pandemic, began in mid-second quarter 2021 and continued through the end of third quarter. During this time, the travel and hospitality industries significantly increased their usage of digital mediums to market their products. With per-unit subscriber acquisition costs rising during this time, we reduced our marketing spend on new customer acquisition, and continued to emphasize marketing higher value content to our existing subscriber base. Costs finally began to improve toward the end of the year and we accelerated our spend to acquire new subscribers. We will continue to focus on our break-even metrics and adjust our direct marketing spend accordingly, as we have done for the past twenty plus years.

Subscriber count churn has ranged from approximately 1.8% to 2.7% per month between 2020 and 2022. While churn jumped in first quarter 2022 due to the outsized impact of our largest ever new subscriber cohort a year earlier, it returned to historical levels for the balance of the year. Almost all of the subscribers who churned in 2022 did so having owned only one entry level publication. This is evidenced by the fact that their ARPU approximately matched the subscription price of our entry level publications. We believe our net revenue retention rate, which has averaged over 80% from 2020 to 2022, is a more meaningful gauge of subscriber satisfaction.

Average Revenue Per User. We calculate ARPU as the trailing four quarters of net Billings *divided by* the average number of quarterly total Paid Subscribers over that period. We believe ARPU is a key indicator of how successful we are in attracting subscribers to higher-value content. We believe that our high ARPU is indicative of the trust we build with our subscribers and of the value they see in our products and services.

ARPU decreased by $223, or 30.1%, to $519 as of December 31, 2022 as compared to $742 as of December 31, 2021. The year-over-year decrease was driven by a 37% decrease in trailing four quarter Billings, while trailing four quarter average Paid Subscribers only decreased by 10%. The decrease in trailing four quarter Billings is due in part to the volatility across asset classes, high-inflation environment, and fears of recession that have persisted since first quarter 2022, which we believe has left prospective and existing subscribers hesitant to purchase or upgrade as they assess the latest economic data and the Federal Reserve's potential next steps. Most of our new subscribers join us via entry level publications, which are generally at lower price points, and thus are initially dilutive to ARPU.

ARPU decreased by $17, or 2.2%, to $742 as of December 31, 2021 as compared to $759 as of December 31, 2020. The modest year-over-year decrease was driven by a 36% increase in trailing four quarter Paid Subscribers in 2021, which slightly outpaced the increase in trailing four quarter Billings of 33% in 2021.

While they have declined somewhat recently, our ARPUs remain high relative to other subscription businesses, and we attribute this to the quality of our content and effective sales and marketing efforts regarding higher value content, bundled subscriptions and membership subscriptions. These subscriptions have compelling economics that allow us to recoup our initial marketing spend made to acquire these subscribers. Specifically, our payback period was estimated at 1.5 years, 0.9 years, and 0.6 years for the years ended December 31, 2022, 2021 and 2020, respectively. We have experienced an increase in the 2022 payback period primarily due to a combination of increased customer acquisition costs and the hesitancy of these subscribers to make additional purchases. The payback period reached the low side of the historical range in 2020 as a result of expanded conversion rates and, to a far lesser degree, decreasing costs for media spend as demand dropped as a result of the pandemic. We have seen the costs for media spend revert back to higher rates in 2021 which continued through 2022.

Billings. Billings represents amounts invoiced to customers. We measure and monitor our Billings because it provides insight into trends in cash generation from our marketing campaigns. We generally bill our subscribers at the time of sale and receive full cash payment up front, and defer and recognize a portion of the related revenue ratably over time for term and membership subscriptions. For certain subscriptions, we may invoice our Paid Subscribers at the beginning of the term, in annual or monthly installments, and, from time to time, in multi-year installments. Only amounts invoiced to a Paid Subscriber in a given period are included in Billings. While we believe that Billings provides valuable insight into the cash that will be generated from sales of our subscriptions, this metric may vary from period to period for a number of reasons and, therefore, Billings has a number of limitations as a quarter-over-quarter or year-over-year comparative measure. These reasons include, but are not limited to, the following: (i) a variety of contractual terms could result in some periods having a higher proportion of annual or membership subscriptions than other periods; (ii) fluctuations in payment terms may affect the Billings recognized in a particular period; and (iii) the timing of large campaigns may vary significantly from period to period.

Billings decreased by $270.4 million, or 37.0%, to $459.5 million in 2022 as compared to $729.9 million in 2021. We believe the decrease is due in large part to reduced engagement of prospective and existing subscribers. This began in the second half of 2021 as consumers prioritized travel and leisure in lieu of spending time focusing on their investments. 2022 brought additional challenges with uncertainty stemming from external factors such as 40-year high inflation, volatility across asset classes, federal reserve tightening, and the war in Ukraine, which we believe further contributed to prospective and existing subscribers delaying their purchases.

Approximately 36% of our Billings this year came from membership subscriptions, 63% from term subscriptions, and 1% from other Billings as compared to 42% from membership subscriptions, 57% from term subscriptions, and 1% from other Billings in 2021.

Billings increased by $181.1 million, or 33.0%, to $729.9 million in 2021 as compared to $548.8 million in 2020. Again, this was driven by strong membership, high-value, and ultra high-value subscription sales as well as the success of significant marketing efforts, particularly in second half of 2020.

Components of MarketWise's Results of Operations

Net Revenue

We generate net revenue primarily from services provided in delivering term and membership subscription-based financial research, publications, and SaaS offerings to individual subscribers through our online platforms, advertising arrangements, print products, events, and revenue share agreements.

Net revenue is recognized ratably over the duration of the subscriptions, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. In addition to term subscriptions, we offer membership subscriptions where we receive a large upfront payment when the subscriber enters into the contract, and for which we will receive a lower annual maintenance fee thereafter. Subscribers are typically billed in advance of the subscriptions. Much of our net revenue is generated from subscriptions entered into during previous periods. Consequently, any decreases in new subscriptions or renewals in any one period may not be immediately reflected as a decrease in net revenue for that period, but could negatively affect our net revenue in future quarters. This also makes it difficult for us to rapidly increase our net revenue through the sale of additional subscriptions in any period, as net revenue is recognized over the term of the subscription agreement. We expect subscription net revenue to continue to increase as we have experienced sales growth in membership and multi-year contracts in recent periods.

We earn net revenue from the sale of advertising placements on our websites and from the sale of print products and events. We also recognize net revenue through revenue share agreements where we earn a commission for successful sales by other parties generated through the use of our customer list. We expect advertising and other net revenue to increase in absolute dollars as our business grows.

Employee Compensation Costs

Employee compensation costs, or payroll and payroll-related costs, include salaries, bonuses, benefits, and stock-based compensation for employees classified within cost of revenue, sales and marketing, and general and administrative, and also includes sales commissions for sales and marketing employees.

During the year ended December 31, 2022 we recorded stock-based compensation related to our 2021 Incentive Award Plan and our ESPP. During the year ended December 31, 2021 we recorded stock-based compensation related to our 2021 Incentive Award Plan and our Class B Units. During the year ended December 31, 2020 we recorded stock-based compensation related to our Class B Units.

We recognized stock-based compensation expenses related to our 2021 Incentive Award Plan and our ESPP of $9.0 million and $4.9 million for the years ended December 31, 2022 and 2021, respectively.

Stock-based compensation expense during 2021 is primarily related to the Class B Units. Prior to the Transactions, the Class B Units were classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period, with the change in fair value being charged to stock-based compensation expense. Because the Class B Units were classified as liabilities on our consolidated balance sheet prior to the Transactions, all profits distributions made to the holders of the Class B Units were considered to be stock-based compensation expenses. We recognized stock-based compensation expenses related to the Class B Units of $1,058.4 million and $553.6 million for the year ended December 31, 2021 and 2020, respectively.

Upon completion of the Transactions, all Class B Units fully vested as of the transaction date, and the original operating agreement was terminated and replaced by a new operating agreement consistent with the Company's Up-C structure. This new operating agreement does not contain the put and call options that existed under the previous operating agreement, and the Common Units are treated as common equity under the new operating agreement and do not generate stock-based compensation expense. Therefore, the Class B Units liability was reclassified to equity as of the transaction date and stock-based compensation expense associated with the Class B Units ceased after the transaction date.

Total stock-based compensation expenses include profits distributions to holders of Class B Units of $123.4 million and $78.4 million for the years ended December 31, 2021 and 2020, respectively.

As a result of the Transactions, in which all Class B Units were converted into Common Units, we no longer recognize stock-based compensation expenses related to the Class B Units for periods after the consummation of the Transactions. While going forward we do not expect to incur the levels of stock-based compensation expense we have historically as a result the liability-award classification of the Class B Units, we will continue to incur stock-based compensation expense in the ordinary course of business.

See also *Note 11 – Stock-Based Compensation* to our consolidated financial statements included elsewhere in this Form 10-K.

The total amount of stock-based compensation expense included within each of the respective line items in the consolidated statement of operations is as follows:

(In thousands)	Year Ended December 31, 2022					
	2022		2021		2020	
Cost of revenue	$	1,972	$	171,804	$	102,736
Sales and marketing		2,209		48,098		10,567
General and administrative		4,864		843,449		440,297
Total stock based-compensation expense	$	9,045	$	1,063,351	$	553,600

Cost of Revenue

Cost of revenue consists primarily of payroll and payroll-related costs associated with producing and publishing MarketWise's content, hosting fees, customer service, credit card processing fees, product costs, and allocated overhead. Cost of revenue is exclusive of depreciation and amortization, which is shown as a separate line item.

Within cost of revenue are stock-based compensation expenses related to the 2021 Incentive Award Plan and the ESPP of $2.0 million and $1.3 million for the years ended December 31, 2022 and 2021, respectively.

Cost of revenue also includes stock-based compensation expenses related to the Class B units of $170.5 million and $102.7 million for the years ended December 31, 2021 and 2020, respectively, which include profits distributions to holders of Class B Units of $22.8 million and $14.7 million, respectively.

Our cost of revenue is comprised of both variable expenses and fixed costs. In addition, the level and timing of our variable compensation may not match the pattern of how net revenue is recognized over the subscription term. Therefore, we expect that our cost of revenue will fluctuate as a percentage of net revenue in the future.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related costs, amortization of deferred contract acquisition costs, agency costs, advertising campaigns, and branding initiatives. Sales and marketing expenses are exclusive of depreciation and amortization shown as a separate line item.

Within sales and marketing are stock-based compensation expenses related to the 2021 Incentive Award Plan and the ESPP of $2.2 million and $1.7 million for the years ended December 31, 2022 and 2021, respectively.

Sales and marketing also includes stock-based compensation expenses related to the Class B units of $46.4 million and $10.6 million for the years ended December 31, 2021 and 2020, respectively, which include profits distributions to holders of Class B Units of $3.8 million and $2.8 million, respectively.

Sales and marketing continues to be one of our largest operating expenses. In periods of time when unit subscriber acquisition costs are lower, we would expect that our sales and marketing expense would increase as we seek to add significant numbers of new subscribers. However, because we incur sales and marketing expenses up front when we launch campaigns to drive sales, while we recognize net revenue ratably over the underlying subscription term, we expect that our sales and marketing expense will fluctuate as a percentage of our net revenue over the long term. Sales and marketing expenses may fluctuate further as a result of acquisitions, joint ventures, cost reduction initiatives, or other strategic transactions.

Research and Development

Research and development expenses consist primarily of payroll and related costs, technical services, software expenses, and hosting expenses. Research and development expenses are exclusive of depreciation and amortization shown as a separate line item.

We expect that our research and development expense will increase in absolute dollars as our business grows, including as a result of new acquisitions, joint ventures, and other strategic transactions, particularly as we incur additional costs related to continued investments in our platform.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs associated with our finance, legal, information technology, human resources, executive, and administrative personnel, legal fees, corporate insurance, office expenses, professional fees, and travel and entertainment costs.

Within cost of revenue are stock-based compensation expenses related to the 2021 Incentive Award Plan and the ESPP of $4.9 million and $2.0 million for the December 31, 2022 and 2021, respectively.

Cost of revenue also includes stock-based compensation expenses related to the Class B units of $841.5 million and $440.3 million for the years ended December 31, 2021 and 2020, respectively, which include profits distributions to holders of Class B Units of $96.8 million and $60.8 million, respectively.

We expect to continue to incur additional general and administrative expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, and increased expenses for insurance, investor relations, and professional services. General and administrative expenses may fluctuate further as a result of acquisitions, joint ventures, cost reduction initiatives or other strategic transactions we undertake in the future.

Depreciation and Amortization

Depreciation and amortization expenses consist of amortization of trade names, customer relationship intangibles, and software development costs, as well as depreciation on other property and equipment such as leasehold improvements, furniture and fixtures, and computer equipment. We expect depreciation and amortization expenses to increase on an absolute dollar basis as our business grows, including as a result of new acquisitions, joint ventures, and other strategic transactions, but to remain generally consistent as a percentage of total net revenue.

Related Party Expense

Related party expenses primarily consist of expenses for certain corporate functions performed by a related party for certain historic periods, as well as board of director compensation and revenue share expenses. We have built our own corporate infrastructure and do not expect non-revenue share expenses from this related party in the future.

Other Income (Expense), Net

Other income, net primarily consists of the net gains on our embedded derivative instruments and on sales of cryptocurrencies.

Interest (Expense) Income, Net

Interest (expense) income, net primarily consists of interest income from our money market accounts, as well as interest expense on outstanding borrowings under the 2021 Credit Facility. See "—Liquidity and Capital Resources —Credit Facilities."

Net Income (Loss) Attributable to Noncontrolling Interests

The Transactions occurred on July 21, 2021. As a result, net income (loss) for the year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. Net income (loss) in the pre-Transactions period was attributable to consolidated MarketWise, LLC and its respective noncontrolling interests and in the post-Transactions period was attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests.

- Net income for the year ended December 31, 2022 was fully in the post-Transactions period and therefore attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests. As of December 31, 2022, MarketWise, Inc.'s controlling interest in MarketWise, LLC was 9.1% and the noncontrolling interest was 90.9%. For the year ended December 31, 2022 net income attributable to controlling interests included a $14.9 million gain on warrant liabilities and a $1.5 million tax provision, both of which are 100% attributable to the controlling interest.

- Net loss for year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. Immediately following the Transactions, MarketWise, Inc.'s controlling interest in MarketWise, LLC was 7.9% and its noncontrolling interest was 92.1%. For the post-Transactions period, net income attributable to controlling interests included a $15.7 million gain on warrant liabilities and a $2.4 million tax provision, both of which are 100% attributable to the controlling interest.

Results of Operations

The following table sets forth our results of operations for the periods presented:

(In thousands)	Year Ended December 31, 2022		
	2022	2021	2020
Net revenue	$ 510,040	$ 547,899	$ 360,793
Related party revenue	2,363	1,284	3,386
Total net revenue	512,403	549,183	364,179
Operating expenses:			
Cost of revenue[1][2]	62,697	239,251	154,605
Sales and marketing[1][2]	235,326	296,934	214,257
General and administrative[1][2]	114,810	960,183	526,561
Research and development[1][2]	8,817	7,487	4,770
Depreciation and amortization	3,091	2,676	2,553
Related party expense	379	10,245	122
Total operating expenses	425,120	1,516,776	902,868
Income (loss) from operations	87,283	(967,593)	(538,689)
Other income (expense), net	15,672	16,178	(2,879)
Interest (expense) income, net	(295)	(110)	477
Income (loss) before income taxes	102,660	(951,525)	(541,091)
Income tax expense	1,490	2,358	—
Net income (loss)	101,170	(953,883)	(541,091)
Net income (loss) attributable to noncontrolling interests	83,180	59,426	(2,718)
Net income (loss) attributable to MarketWise, Inc.	$ 17,990	$(1,013,309)	$ (538,373)

_____

(1) Included within cost of revenue, sales and marketing, and general and administrative expenses are stock-based compensation expenses as follows:

(In thousands)	Year Ended December 31, 2021		
	2021	2020	2019
Cost of revenue	$ 1,972	$ 171,804	$ 102,736
Sales and marketing	2,209	48,098	10,567
General and administrative	4,864	843,449	440,297
Total stock based-compensation expense	$ 9,045	$ 1,063,351	$ 553,600

(2) Cost of revenue, sales and marketing, general and administrative, and research and development expenses are exclusive of depreciation and amortization shown as a separate line item.

The following table sets forth our consolidated statements of operations data expressed as a percentage of net revenue for the periods indicated:

| | Year Ended December 31, 2022 | | |
	2022	2021	2020
Net revenue	100.0 %	100.0 %	100.0 %
Operating expenses:			
Cost of revenue[(1)]	12.2 %	43.6 %	42.5 %
Sales and marketing[(1)]	45.9 %	54.1 %	58.8 %
General and administrative[(1)]	22.4 %	174.8 %	144.6 %
Research and development[(1)]	1.7 %	1.4 %	1.3 %
Depreciation and amortization	0.6 %	0.5 %	0.7 %
Related party expense	0.1 %	1.9 %	— %
Total operating expenses	83.0 %	276.2 %	247.9 %
Income (loss) from operations	17.0 %	(176.2)%	(147.9)%
Other income (expense), net	3.1 %	2.9 %	(0.8)%
Interest (expense) income, net	(0.1)%	0.0 %	0.1 %
Income (loss) before income taxes	20.0 %	(173.3)%	(148.6)%
Income tax expense	0.3 %	0.4 %	— %
Net income (loss)	19.7 %	(173.7)%	(148.6)%
Net income (loss) attributable to noncontrolling interests	16.2 %	10.8 %	(0.7)%
Net income (loss) attributable to MarketWise, Inc.	3.5 %	(184.5)%	(147.8)%

_____

(1) Cost of revenue, sales and marketing, general and administrative, and research and development expenses are exclusive of depreciation and amortization shown as a separate line item.

Comparison of Years Ended December 31, 2022 and 2021

Net Revenue

| (In thousands) | Year Ended December 31, | | $ Change | % Change |
	2022	2021		
Net revenue	$ 512,403	$ 549,183	$ (36,780)	(6.7)%

Net revenue decreased by $36.8 million, or 6.7%, from $549.2 million for the year ended December 31, 2021 to $512.4 million for the year ended December 31, 2022. The decrease in net revenue was primarily driven by a $38.1 million decrease in term subscription revenue and a $1.8 million decrease in non-subscription revenue, partially offset by a $3.1 million increase in membership subscription revenue. Revenue from Buttonwood Publishing, the business we acquired in August 2022, was $2.0 million for the year ended December 31, 2022.

Term subscription revenue decreased during the year ended December 31, 2022 primarily due to lower Billings as compared to the 2021 period — our highest Billings in company history — which was driven by reduced engagement of prospective and existing subscribers in the 2022 period. Membership subscription revenue for the year ended December 31, 2022 benefited from the recognition of the deferred revenue we recorded in prior years. Membership subscription revenue, which is initially deferred and recognized over a five-year period, increased as a result of higher volume of membership subscriptions in current and prior years, which continued to benefit us for the year ended December 31, 2022.

Operating Expenses

(In thousands)	Year Ended December 31,		$ Change	% Change
	2022	**2021**		
Operating expenses:				
Cost of revenue	$ 62,697	$ 239,251	$ (176,554)	(73.8)%
Sales and marketing	235,326	296,934	(61,608)	(20.7)%
General and administrative	114,810	960,183	(845,373)	(88.0)%
Research and development	8,817	7,487	1,330	17.8 %
Depreciation and amortization	3,091	2,676	415	15.5 %
Related party expenses	379	10,245	(9,866)	(96.3)%
Total operating expenses	$ 425,120	$ 1,516,776	$ (1,091,656)	(72.0)%

Cost of Revenue

Cost of revenue decreased by $176.6 million, or 73.8%, from $239.3 million for the year ended December 31, 2021 to $62.7 million for the year ended December 31, 2022, primarily driven by a $170.5 million decrease in stock-based compensation expense related to holders of Class B Units, a $5.7 million decrease in credit card fees, a $1.9 million decrease in freelance editorial expense, and a $1.5 million decrease in outsourced customer service. This was partially offset a $2.6 million increase in salaries, taxes and benefits, and a $0.7 million increase in stock-based compensation expense related to awards under the 2021 Incentive Award Plan.

Approximately $22.8 million of the decrease in Class B stock-based compensation expense was due to distributions, and $147.7 million of the decrease was related to the change in fair value and the accelerated vesting of the Class B units, both of which were related to the Transactions.

Sales and Marketing

Sales and marketing expense decreased by $61.6 million, or 20.7%, from $296.9 million for the year ended December 31, 2021 to $235.3 million for the year ended December 31, 2022, primarily driven by a $46.4 million decrease in stock-based compensation expense related to holders of Class B Units, and a $46.0 million decrease in marketing as we have reduced our marketing spend as part of our cost reduction initiatives and due to higher per unit subscriber acquisition costs resulting from higher post-COVID increases in demand for display advertising. This was partially offset by a $26.0 million increase in amortization of deferred contract acquisition costs, and a $4.6 million increase in salaries, taxes and benefits.

Approximately $3.8 million of the decrease in Class B stock-based compensation expense was due to distributions, and $42.6 million of the decrease was related to the change in fair value and the accelerated vesting of the Class B units, both of which were related to the Transactions.

General and Administrative

General and administrative expense decreased by $845.4 million, or 88.0%, from $960.2 million for the year ended December 31, 2021 to $114.8 million for the year ended December 31, 2022, primarily driven by a $841.5 million decrease in stock-based compensation expense related to holders of Class B Units, a $16.7 million decrease in incentive compensation and profits interest expenses, and a $3.8 million decrease related to sales tax. This was partially offset by a $9.4 million increase in severance expense, a $4.0 million increase in professional fees primarily due to higher fees related to the warrant exchange transaction and fees capitalized related to the Transactions in third quarter 2021, a $2.9 million increase in stock-based compensation related to awards under the 2021 Incentive Award Plan and the ESPP, a $2.9 million increase in software expense, and a $1.5 million increase in insurance expense.

Approximately $96.8 million of the decrease in Class B stock-based compensation expense was due to distributions, and $744.7 million of the decrease was related to the change in fair value and the accelerated vesting of the Class B units, both of which were related to the Transactions.

Related Party Expense

Related party expense decreased by $9.9 million from $10.2 million for the year ended December 31, 2021 to $0.4 million for the year ended December 31, 2022, driven by a discretionary, one-time, non-employee bonus payment of $10.0 million to the Company's founder, who is a Class B common stockholder, in July 2021.

Comparison of the Years Ended December 31, 2021 and 2020

Net Revenue

(In thousands)	Year Ended December 31,			
	2021	2020	$ Change	% Change
Net revenue	$ 549,183	$ 364,179	$ 185,004	50.8 %

Net revenue increased by $185.0 million, or 50.8%, from $364.2 million for the year ended December 31, 2020 to $549.2 million for the year ended December 31, 2021. The increase in net revenue was primarily driven by a $129.9 million increase in term subscription revenue and a $57.7 million increase in membership subscription revenue, partially offset by a $2.6 million decrease in non-subscription revenue. Revenue from Chaikin Analytics, the business we acquired in January 2021, was $7.5 million for the year ended December 31, 2021.

Both term and membership subscription revenue benefited from a significant increase in Paid Subscribers. Term subscription revenue increased as a result of a significant increase in marketing efforts. Membership subscription revenue, which is initially deferred and recognized over a five-year period, increased as a result of higher volume of membership subscriptions in current and prior years, which continued to benefit us in 2021.

Operating Expenses

(In thousands)	Year Ended December 31,			
	2021	2020	$ Change	% Change
Operating expenses:				
Cost of revenue	$ 239,251	$ 154,605	$ 84,646	54.7 %
Sales and marketing	296,934	214,257	82,677	38.6 %
General and administrative	960,183	526,561	433,622	82.3 %
Research and development	7,487	4,770	2,717	57.0 %
Depreciation and amortization	2,676	2,553	123	4.8 %
Related party expenses	10,245	122	10,123	8297.5 %
Total operating expenses	$ 1,516,776	$ 902,868	$ 613,908	68.0 %

Cost of Revenue

Cost of revenue increased by $84.6 million, or 54.7%, from $154.6 million for the year ended December 31, 2020 to $239.3 million for the year ended December 31, 2021, primarily driven by a $67.8 million increase in stock-based compensation expense related to holders of Class B units, a $6.2 million increase in payroll and payroll-related costs due to higher headcount, a $4.9 million increase in credit card fees due to higher sales volume, and a $1.3 million increase in stock-based compensation expense related to newly issued awards under the 2021 Incentive Award Plan.

Approximately $8.0 million of the increase in Class B stock-based compensation expense was due to higher distributions, and $59.8 million of the increase was related to the change in fair value of the Class B units and the accelerated vesting of the Class B units, both of which were related to the Transactions.

Sales and Marketing

Sales and marketing expense increased by $82.7 million, or 38.6%, from $214.3 million for the year ended December 31, 2020 to $296.9 million for the year ended December 31, 2021, primarily driven by a $41.3 million increase in amortization of deferred contract acquisition costs, a $35.9 million increase in Class B stock-based compensation expense, a $7.2 million increase in payroll and payroll-related costs driven by increased headcount, and a $1.7 million increase in stock based compensation expense related to newly issued awards under the 2021 Inventive Award Plans. This was partially offset by a $4.5 million decrease in marketing and lead-generation expenses as we have reduced our marketing costs due to higher per unit advertising cost resulting from higher post-COVID demand for display advertising that emerged in the second quarter of the year.

Approximately $1.0 million of the increase in Class B stock-based compensation expense was due to higher distributions, and $34.8 million of the increase was related to the change in fair value and the accelerated vesting of the Class B units, all of which were related to the Transactions.

General and Administrative

General and administrative expense increased by $433.6 million, or 82.3%, from $526.6 million for the year ended December 31, 2020 to $960.2 million for the year ended December 31, 2021, primarily driven by a $401.2 million increase in Class B stock-based compensation expense, a $7.1 million increase in incentive compensation and profits interests expenses, a $7.6 million increase in payroll and payroll-related costs due to increased headcount to support operations, a $4.7 million increase in software expenses, a $3.2 million increase in accounting, legal and consulting fees related to public company readiness efforts, a $2.0 million increase in stock-based compensation expense related to newly issued awards under the 2021 Incentive Award Plan, and a $1.2 million increase in donations.

Approximately $36.0 million of the increase in Class B stock-based compensation expense was due to higher distributions, and $365.2 million of the increase was related to the change in fair value and the accelerated vesting of the Class B units, all of which were related to the Transactions.

Related Party Expense

Related party expense increased by $10.1 million from $0.1 million for the year ended December 31, 2020 to $10.2 million for the year ended December 31, 2021, driven by a discretionary, one-time, non-employee bonus payment of $10.0 million to the Company's founder, who is a Class B common stockholder, in July 2021.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe that the below non-GAAP financial measures are useful in evaluating our ability to generate cash. We use the below non-GAAP financial measures, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. This non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

(In thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Adjusted CFFO	$ 59,324	$ 197,081	$ 134,273
Adjusted CFFO Margin	12.9 %	27.0 %	24.5 %

Adjusted CFFO / Adjusted CFFO Margin

In addition to our results determined in accordance with GAAP, we disclose the non-GAAP financial measure Adjusted CFFO. We define Adjusted CFFO as cash flow from operations *plus* profits distributions that were recorded as stock-based compensation expense from the Class B Units, *plus* or *minus* any non-recurring items. Profits distributions to Class B unitholders included amounts attributable to the Class B unitholders' potential tax liability with respect to the Class B Units (*i.e.*, there was no tax withholding, and the full amount of allocable profit was distributed, subject to the terms of the Existing LLC Agreement). We define Adjusted CFFO Margin as Adjusted CFFO as a percentage of Billings.

We believe that Adjusted CFFO and Adjusted CFFO Margin are useful indicators that provide information to management and investors about our ability to generate cash, to facilitate comparison of our results to those of peer companies over multiple periods, and for internal planning and forecasting purposes.

We have presented Adjusted CFFO because we believe it provides investors with greater comparability of our ability to generate cash without the effects of stock-based compensation expense related to holders of Class B Units that will not continue following the consummation of the Transactions, in which all Class B Units were converted into Common Units. Following the consummation of the Transactions, we will make certain tax distributions to the MarketWise Members in amounts sufficient to pay individual income taxes on their respective allocation of the profits of MarketWise, LLC at then prevailing individual income tax rates. These distributions will not be recorded on MarketWise, Inc.'s income statement, and will be reflected on MarketWise, Inc.'s cash flow statement as cash used in financing activities. The cash used to make these distributions will not be available to us for use in the business.

Adjusted CFFO and Adjusted CFFO Margin have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other GAAP financial measures, such as cash flow from operations or operating cash flow margin. Some of the limitations of using Adjusted CFFO and Adjusted CFFO Margin are that these metrics may be calculated differently by other companies in our industry.

We expect Adjusted CFFO and Adjusted CFFO Margin to fluctuate in future periods as we invest in our business to execute our growth strategy. These activities, along with any non-recurring items as described above, may result in fluctuations in Adjusted CFFO and Adjusted CFFO Margin in future periods.

The following table provides a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP, to Adjusted CFFO for each of the periods presented:

(In thousands)	Year Ended December 31,			% change	
	2022	**2021**	**2020**	**2022 vs 2021**	**2021 vs 2020**
Net cash provided by operating activities	$ 48,374	$ 63,632	$ 55,875	(24.0)%	13.9 %
Profits distributions to Class B unitholders included in stock-based compensation expense	—	123,449	78,398	(100.0)%	57.5 %
Non-recurring expenses	10,950	10,000	—	9.5 %	100.0 %
Adjusted CFFO	**$ 59,324**	**$ 197,081**	**$ 134,273**	(69.9)%	46.8 %

The following table provides the calculation of net cash provided by operating activities margin as a percentage of total net revenue, the most directly comparable financial measure in accordance with GAAP, and Adjusted CFFO Margin for each of the periods presented:

(In thousands)	Year Ended December 31,			% change	
	2022	**2021**	**2020**	**2022 vs 2021**	**2021 vs 2020**
Net cash provided by operating activities	$ 48,374	$ 63,632	$ 55,875	(24.0)%	13.9 %
Total net revenue	512,403	549,183	364,179	(6.7)%	50.8 %
Net cash provided by operating activities margin	**9.4%**	**11.6%**	**15.3%**		
Adjusted CFFO	$ 59,324	$197,081	$134,273	(69.9)%	46.8 %
Billings	459,487	729,893	548,835	(37.0)%	33.0 %
Adjusted CFFO Margin	**12.9%**	**27.0%**	**24.5%**		

Adjusted CFFO decreased by $137.8 million, or 69.9%, from $197.1 million for the year ended December 31, 2021 to $59.3 million for the year ended December 31, 2022, primarily driven by a decrease of $270.4 million in Billings. Adjusted CFFO this year was impacted by net changes in working capital, excluding changes in deferred revenue and changes in deferred contract acquisition costs, which decreased cash by $6.3 million, largely due to a decrease in trade and other payables this year. The difference between Adjusted CFFO and CFFO in the year ended December 31, 2022 is $11.0 million, which are one-time costs related to severance payments and professional fees related to our warrant exchange transaction. The difference between Adjusted CFFO and CFFO in the year ended December 31, 2021 is related to stock-based compensation expense associated with $123.4 million of profits distributions to the original Class B unitholders, and a discretionary, one-time, lifetime-award, non-employee bonus payment of $10.0 million.

Adjusted CFFO increased by $62.8 million, or 46.8%, from $134.3 million for the year ended December 31, 2020 to $197.1 million for the December 31, 2021, primarily driven by an increase of $181.1 million in Billings at an Adjusted CFFO Margin of 27.0%.

The Effect of the COVID-19 Pandemic

The COVID-19 pandemic has had a significant impact on worldwide activity, the global supply chain, financial markets, trading activities, and consumer behavior, and the expected duration of these impacts remain uncertain.

We have continued to operate our business without much disruption during the pandemic, and we required our employees to work remotely in response to stay-at-home orders imposed by the U.S. and local governments in March 2020. While COVID-19 has impacted the sales and profitability of many companies' businesses over this period, it had not negatively impacted our net revenues during its peak periods. However, as the effect of COVID-19 has declined, we have seen a decline in consumer engagement as compared to the peak COVID-19 period, which we believe has had an effect of reducing our revenues and profitability.

While it is not possible at this time to estimate the impact, if any, that COVID-19 will have on our business longer term, the continued spread of COVID-19 and the measures taken by governments, businesses, and other organizations in response to COVID-19 could adversely impact our business, financial condition, and our results of operations. For more information, see the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections in this report.

Liquidity and Capital Resources

General

As of December 31, 2022, our principal sources of liquidity were cash and cash equivalents of $158.6 million. Cash and cash equivalents are comprised of bank deposits, money market funds, and certificates of deposit. We have financed our operations primarily through cash received from operations, and our sources of liquidity have enabled us to make continued investments in supporting the growth of our business. Our 2021 Credit Facility (as defined and further discussed below) can be used to finance permitted acquisitions, for working capital and general corporate purposes. We expect that our operating cash flows, in addition to cash on hand, will enable us to continue to make investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We believe that our existing cash and cash equivalents and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our subscription growth rate, subscription renewal activity, including the timing and the amount of cash received from subscribers, the pace of expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the introduction of new and enhanced products, and the level of costs to operate as a public company. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies.

We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

A substantial source of our cash is from our deferred revenue, which is included in the liabilities section of our consolidated balance sheets. Deferred revenue consists of the unearned portion of customer Billings, which is recognized as net revenue in accordance with our revenue recognition policy. As of December 31, 2022, we had deferred revenue of $663.5 million, of which $315.2 million was recorded as a current liability and is expected to be recognized as net revenue over the next 12 months, provided all other revenue recognition criteria have been met.

As a result of the Transactions, we have incurred and expect that we will incur public company expenses related to our operations, *plus* payment obligations under the Tax Receivable Agreement, which we expect to be significant. MarketWise, Inc. intends to cause MarketWise, LLC to make distributions to MarketWise, Inc. in an amount sufficient to allow MarketWise, Inc. to pay its tax obligations and operating expenses, including distributions to fund any payments due under the Tax Receivable Agreement. If MarketWise, LLC does not have sufficient cash to fund distributions to MarketWise, Inc. in amounts sufficient to cover MarketWise, Inc.'s obligations under the Tax Receivable Agreement, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. To the extent that MarketWise, Inc. is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. For additional information regarding the Tax Receivable Agreement, see the section entitled " Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement" in the Annual Report.

Furthermore, to the extent we have taxable income, we will make distributions to the MarketWise Members in amounts sufficient for the MarketWise Members to pay taxes due on their share of MarketWise income at prevailing individual income tax rates. Such amounts will be reflected in MarketWise, Inc.'s statement of cash flows as cash used in financing activities, and so will not decrease the amount of cash from operations or net income reflected in MarketWise, Inc.'s financial statements. However, such distributions will decrease the amount of cash available to us for use in our business.

Tax Receivable Agreement

MarketWise, Inc. intends, as MarketWise, LLC's sole manager, to cause MarketWise, LLC to make cash distributions to MarketWise, Inc. in an amount sufficient to cover MarketWise, Inc.'s obligations under the Tax

Receivable Agreement. However, MarketWise, LLC's ability to make such distributions to MarketWise, Inc. may be subject to various limitations and restrictions, such as restrictions on distributions under contracts or agreements to which MarketWise, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering MarketWise, LLC insolvent. If MarketWise, LLC does not have sufficient cash to fund distributions to MarketWise, Inc. in amounts sufficient to cover MarketWise, Inc.'s obligations under the Tax Receivable Agreement, it may have to borrow funds, which could materially adversely affect its liquidity and financial condition and subject it to various restrictions imposed by any such lenders. To the extent that MarketWise, Inc. is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. MarketWise, Inc.'s failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate future payments thereunder, unless the applicable payment is not made because (i) MarketWise, LLC is prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) MarketWise, LLC does not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—MarketWise Operating Agreement" for additional information. Any payments made by MarketWise, Inc. to the MarketWise Members under the Tax Receivable Agreement will not be available for reinvestment in the business and will generally reduce the amount of cash that might have otherwise been available to MarketWise, Inc. and its subsidiaries.

The Tax Receivable Agreement provides that if (i) MarketWise, Inc. materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, or (iii) MarketWise, Inc. elects an early termination of the Tax Receivable Agreement, then MarketWise, Inc.'s future obligations, or its successor's future obligations, under the Tax Receivable Agreement to make payments thereunder would accelerate and become due and payable, based on certain assumptions, including an assumption that MarketWise, Inc. would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement, and an assumption that, as of the effective date of the acceleration, any MarketWise Member that has Common Units not yet exchanged shall be deemed to have exchanged such Common Units on such date, even if MarketWise, Inc. does not receive the corresponding tax benefits until a later date when the Common Units are actually exchanged. As a result of the foregoing, MarketWise, Inc. would be required to make an immediate cash payment equal to the estimated present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, MarketWise, Inc. could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual tax benefits it ultimately realizes.

Share Repurchase Program

As previously disclosed in our Annual Report, on November 4, 2021, our Board of Directors authorized the repurchase of up to $35.0 million in aggregate of shares of the Company's Class A common stock, with the authorization to expire on November 3, 2023. During the year ended December 31, 2022, we repurchased 2,484,717 shares totaling $13.1 million in the aggregate, including fees and commissions. Since the inception of the program we have repurchased 2,984,987 total shares.

For each share of Class A common stock the Company repurchases under the share repurchase program, MarketWise, LLC, the Company's direct subsidiary, will redeem one common unit of MarketWise, LLC held by the Company, decreasing the percentage ownership of MarketWise, LLC by the Company and relatively increasing the ownership by the other unitholders.

Credit Facilities

On October 29, 2021, MarketWise, LLC, entered into a loan and security agreement (the "Loan and Security Agreement") providing for up to $150 million of commitments under a revolving credit facility (the "2021 Credit Facility"), including a $5 million letter of credit sublimit, and allows for revolving commitments under the 2021

Credit Facility to be increased or new term commitments to be established by up to $65 million. The existing lenders under the 2021 Credit Facility are entitled, but not obligated, to provide such incremental commitments. The 2021 Credit Facility has a term of three years, maturing on October 29, 2024.

The 2021 Credit Facility is guaranteed by MarketWise, LLC's direct and indirect material U.S. subsidiaries, subject to customary exceptions (the "Guarantors"), pursuant to a guaranty by the Guarantors in favor of HSBC Bank USA, National Association, as agent (the "Guaranty"). Borrowings under the 2021 Credit Facility are secured by a first-priority lien on substantially all of the assets of MarketWise, LLC and the Guarantors, subject to customary exceptions.

Borrowings will bear interest at a floating rate depending on MarketWise, LLC's Net Leverage Ratio (as defined in the Loan and Security Agreement). As of December 31, 2022, there were no outstanding advances under the 2021 Credit Facility.

The Loan and Security Agreement contains customary affirmative and negative covenants for transactions of this type, and contains financial maintenance covenants that require MarketWise, LLC to maintain an Interest Coverage Ratio and Net Leverage Ratio (both as defined in the Loan and Security Agreement), and provides for a number of customary events of default, which could result in the acceleration of obligations and the termination of lending commitments under the Loan and Security Agreement. As of December 31, 2022, we were in compliance with these covenants.

Cash Flows

The following table presents a summary of our consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Net cash provided by operating activities	$ 48,374	$ 63,632	$ 55,875
Net cash used in investing activities	(13,238)	(8,311)	(9,649)
Net cash used in financing activities	(16,192)	(30,678)	(103,369)

Operating Activities

For the year ended December 31, 2022, net cash provided by operating activities was $48.4 million, primarily due to net income of $101.2 million adjusted for net non-cash items which reduced cash by $0.1 million, and net changes in our operating assets and liabilities which reduced cash by $52.9 million, largely due to timing differences in the net receipt of cash. The non-cash items include a change in fair value of derivative liabilities of $15.7 million, which was partially offset by stock-based compensation expense and deferred income taxes of $9.0 million and $1.5 million, respectively. The changes in operating assets and liabilities were primarily driven by a decrease in deferred revenue, which reduced cash by $52.0 million due to our overall decrease in sales, a decrease in trade and other payables, which decreased cash by $4.0 million, a decrease in other current and long-term liabilities, which decreased cash by $3.8 million, partially offset by a decrease in accounts receivable due to our overall decrease in sales, which increased cash by $3.8 million, and a net increase due to deferred contract acquisition costs of $5.5 million.

For the year ended December 31, 2021, net cash provided by operating activities was $63.6 million, primarily due to net loss of $953.9 million adjusted for non-cash charges of $927.8 million and a contribution to cash resulting from net changes in our operating assets and liabilities of $89.8 million. The non-cash adjustments primarily related to stock-based compensation expenses of $939.0 million, which was driven by the increase in fair value as a result of a higher probability assigned to the market approach due to the signing of a letter of intent with ADAC during December 2020, and the granting and vesting of certain Class B Units. The changes in operating assets and liabilities were primarily driven by an increase in deferred revenue of $175.6 million due to our overall increase in sales, and an increase in accrued expenses of $14.2 million, partially offset by a net increase in deferred contract acquisition costs of $95.8 million.

For the year ended December 31, 2020, net cash provided by operating activities was $55.9 million, primarily due to net loss of $541.1 million and non-cash charges of $483.4 million, and partially offset by net changes in our operating assets and liabilities of $113.6 million. The non-cash adjustments primarily related to stock-based compensation income of $475.2 million, which was driven by the decrease in fair value of the Class B Units. The changes in operating assets and liabilities were primarily driven by an increase in deferred revenue of $178.8 million due to our overall increase in sales, partially offset by a net increase in deferred contract acquisition costs of $64.9 million.

Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was $13.2 million, primarily driven by the payment of $12.8 million related to the Buttonwood Publishing acquisition.

For the year ended December 31, 2021, net cash used in investing activities was $8.3 million, primarily driven by the payment of $7.1 million related to the acquisition of Chaikin, and $0.9 million to acquire intangible assets.

For the year ended December 31, 2020, net cash used in investing activities was $9.6 million, primarily driven by the payment of $9.2 million to acquire the noncontrolling interest of TradeSmith, and $0.3 million for property and equipment.

Financing Activities

For the year ended December 31, 2022, net cash used in financing activities was $16.2 million, primarily due to $13.1 million in share repurchases and $4.6 million in distributions to noncontrolling interests.

For the year ended December 31, 2021, net cash used in financing activities was $30.7 million, primarily due to $135.5 million in distributions to members and $5.5 million in distributions to noncontrolling interests, which is offset by a $113.6 million inflow from proceeds from the Transactions.

For the year ended December 31, 2020, net cash used in financing activities was $103.4 million, primarily due to $101.8 million in distributions to members, $5.4 million repayment of borrowings under the 2013 Credit Facility, and $0.5 million in distributions to noncontrolling interests.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, management evaluates its estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

Management believes that, of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies management believes are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

We primarily earn revenue from services provided in delivering subscription-based financial research, publications, and SaaS offerings to individual subscribers through our online platforms using the five-step method described in Note 2 to our consolidated financial statements.

Subscription revenues are recognized evenly over the duration of the subscriptions, in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Subscribers are typically billed in advance of the subscriptions. The key estimates related to our revenue recognition are related to our estimated customer lives for our membership subscriptions, determination of standalone selling prices, and the amortization period for our capitalized contract costs.

We also offer membership subscriptions where we receive an upfront payment upon entering into the contract and receive a lower amount annually thereafter. Certain upfront fees on membership subscriptions are paid in installments over a 12-month period and, from time to time, over multiple years. We recognize revenue related to membership subscriptions over the estimated customer lives, which is five years. Management has determined the estimated life of membership customers based on historic customer attrition rates. The estimated life of membership customers was five years for each of the years ended December 31, 2022, 2021 and 2020.

Our contracts with subscribers may include multiple performance obligations if subscription services are sold with other subscriptions, products, or events within one contract. For such contracts, we allocate net revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to subscribers on a standalone basis.

We capitalize incremental costs that are directly related to the acquisition or renewal of customer contracts, to the extent that the costs are expected to be recovered and if we expect the benefit of these costs to be longer than one year. We have elected to utilize the practical expedient and expense costs to obtain a contract with a subscriber when the expected benefit period is one year or less. Our capitalizable incremental costs include sales commissions to employees and fees paid to marketing vendors that are generally calculated as a percentage of the customer sale. We also capitalize revenue share fees that are payable to other companies, including related parties, who share their customer lists with us for each successful sale we make to a customer from their list. Capitalized costs are amortized on a straight-line basis over the shorter of the expected customer life and the expected benefit related directly to those costs, which is approximately four years. The amortization period for contract costs was approximately four years for each of the years ended December 31, 2022, 2021 and 2020.

Transactions and Valuation of Goodwill and Other Acquired Intangible Assets

When we acquire a business, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing assets acquired and liabilities assumed include, but are not limited to, future expected cash flows from acquired customers, trade names, acquired technology from a market participant perspective, and determining useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. While management believes the assumptions and estimates it has made in the past have been appropriate, they are inherently uncertain and subject to refinement. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. We did not have significant measurement period adjustments during the years ended December 31, 2022, 2021 and 2020.

Stock-Based Compensation

Historically, we granted Class B Units to certain key employees. Prior to the Transactions, the Class B Units were classified as liabilities as opposed to equity and remeasured to fair value at the end of each reporting period, with the change in value being charged to stock-based compensation expense. Because the Class B Units were classified as liabilities on our consolidated balance sheet, all profits distributions made to the holders of the Class B Units were considered to be stock-based compensation expenses. Expense was recognized using the greater of the expenses as calculated based on (i) the legal vesting of the underlying units and (ii) a straight-line basis.

Because our Class B Units were not publicly traded, we estimated the fair value of our Class B Units. Historically, the fair values of Class B Units were estimated by our board of managers based on our equity value.

Our board of managers considered, among other things, contemporaneous valuations of our equity value prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. To estimate the fair value of the Class B Units, a two-step valuation approach was used. First our equity value was estimated using a market approach and a discounted cash flow approach by projecting our net cash flows into the future and discounting these cash flows to present value by applying a market discount rate. This calculated equity value was then allocated to the common units outstanding using an option pricing model by determining the distributions available to unit holders in a hypothetical liquidation. Our board of managers exercised reasonable judgment and considered several objective and subjective factors to determine the best estimate of the fair value of our Class B Units, including:

- our historical and expected operating and financial performance;

- current business conditions;

- our stage of development and business strategy;

- macroeconomic conditions;

- our weighted average cost of capital;

- risk-free rates of return;

- the volatility of comparable publicly traded peer companies; and

- the lack of an active public market for our equity units.

Upon consummation of the Transactions, the vesting of all outstanding awards was accelerated and each Class B Unit was exchanged for Common Units in MarketWise, LLC.

Recently Issued Accounting Pronouncements

See the section titled "Recently Issued and Adopted Accounting Pronouncements" in Note 2 of the notes to our consolidated financial statements included in this Report for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of MarketWise, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MarketWise, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' deficit/members' deficit, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, comprehensive income (loss), stockholders' deficit/members' deficit, and cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Baltimore, Maryland

March 31, 2023

We have served as the Company's auditor since 2018.

MARKETWISE, INC.
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 158,575	$ 139,078
Accounts receivable	4,040	7,805
Prepaid expenses	11,725	13,043
Related party receivables	1,512	496
Related party notes receivable, current	—	298
Restricted cash	—	500
Deferred contract acquisition costs	99,960	82,685
Other current assets	3,363	2,484
Total current assets	279,175	246,389
Property and equipment, net	892	1,188
Operating lease right-of-use assets	9,468	10,901
Intangible assets, net	16,047	8,612
Goodwill	31,307	23,288
Deferred contract acquisition costs, noncurrent	97,658	120,386
Related party notes receivable, noncurrent	—	861
Deferred tax assets	7,332	8,964
Other assets	629	965
Total assets	$ 442,508	$ 421,554
Liabilities and stockholders' deficit		
Current liabilities:		
Trade and other payables	$ 686	$ 4,758
Related party payables, net	1,004	970
Accrued expenses	45,976	46,453
Deferred revenue and other contract liabilities	315,231	317,133
Operating lease liabilities	1,484	1,274
Other current liabilities	21,125	24,905
Total current liabilities	385,506	395,493
Deferred revenue and other contract liabilities, noncurrent	348,273	393,043
Derivative liabilities, noncurrent	1,281	2,015
Warrant liabilities	—	29,332
Operating lease liabilities, noncurrent	5,831	6,933
Total liabilities	740,891	826,816
Stockholders' deficit		
Common stock - Class A, par value of $0.0001 per share, 950,000,000 shares authorized; 29,039,655 and 24,718,402 shares issued and outstanding at December 31, 2022 and 2021, respectively	3	2
Common stock - Class B, par value of $0.0001 per share, 300,000,000 shares authorized; 291,092,303 shares issued and outstanding at December 31, 2022 and 2021, respectively	29	29
Preferred stock - par value of $0.0001 per share, 100,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	106,852	97,548
Accumulated other comprehensive income (loss)	44	(9)

(In thousands, except share and per share data)

Accumulated deficit	(128,125)	(146,115)
Total stockholders' deficit attributable to MarketWise, Inc.	(21,197)	(48,545)
Noncontrolling interest	(277,186)	(356,717)
Total stockholders' deficit	(298,383)	(405,262)
Total liabilities, noncontrolling interest, and stockholders' deficit	$ 442,508	$ 421,554

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net revenue	$ 510,040	$ 547,899	$ 360,793
Related party revenue	2,363	1,284	3,386
Total net revenue	512,403	549,183	364,179
Operating expenses:			
Cost of revenue [(1) (2)]	62,697	239,251	154,605
Sales and marketing [(1) (2)]	235,326	296,934	214,257
General and administrative [(1) (2)]	114,810	960,183	526,561
Research and development [(2)]	8,817	7,487	4,770
Depreciation and amortization	3,091	2,676	2,553
Related party expense	379	10,245	122
Total operating expenses	425,120	1,516,776	902,868
Income (loss) from operations	87,283	(967,593)	(538,689)
Other income (expense), net	15,672	16,178	(2,879)
Interest (expense) income, net	(295)	(110)	477
Income (loss) before income taxes	102,660	(951,525)	(541,091)
Income tax expense	1,490	2,358	—
Net income (loss)	101,170	(953,883)	(541,091)
Net income (loss) attributable to noncontrolling interests	83,180	59,426	(2,718)
Net income (loss) attributable to MarketWise, Inc.	$ 17,990	$ (1,013,309)	$ (538,373)

Earnings per Share:		
	Year Ended December 31, 2022	**Period from July 22, 2021 through December 31, 2021**
Net income per Class A common share - basic and diluted	$ 0.73	$ 0.73
Weighted average shares outstanding, basic (in thousands)	24,635	25,035
Weighted average shares outstanding, diluted (in thousands)	24,747	25,035
As a result of the Transactions, the capital structure has changed and earnings per share information is only presented for the periods after the date of the Transactions. See Note 12.		

[(1)] *Included within cost of revenue, sales and marketing, and general and administrative expenses are stock-based compensation expenses as follows (see Note 11):*

	Year Ended December 31,		
	2022	**2021**	**2020**
Cost of revenue	$ 1,972	$ 171,804	$ 102,736
Sales and marketing	2,209	48,098	10,567
General and administrative	4,864	843,449	440,297
Total stock-based compensation expense	$ 9,045	$ 1,063,351	$ 553,600

[(2)] *Cost of revenue, sales and marketing, general and administrative, and research and development expenses are exclusive of depreciation and amortization shown as a separate line item*

The accompanying notes are an integral part of these consolidated financial statements.

MARKETWISE, INC.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 101,170	$ (953,883)	$ (541,091)
Other comprehensive income (loss)			
Cumulative translation adjustment	53	(101)	(14)
Total comprehensive income (loss)	$ 101,223	$ (953,984)	$ (541,105)

The accompanying notes are an integral part of these consolidated financial statements.

MARKETWISE, INC.
Consolidated Statements of Stockholders' Deficit / Members' Deficit
(In thousands, except share and unit data)

	Class A Members' units Shares	Class A Members' units Amount	Common Stock - Class A Shares	Common Stock - Class A Amount	Common Stock - Class B Shares	Common Stock - Class B Amount	Preferred Stock Shares	Preferred Stock Amount	Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit / Members' Deficit Attributable to MarketWise, Inc.	Noncontrolling Interest	Total Stockholders' Deficit / Members' Deficit
Balance at January 1, 2020	605,352	(262,293)	—	—	—	—	—	—	—	—	(3)	(262,296)	(5,768)	(268,064)
Class A units transferred to Class B	(57,886)	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(14)	(14)	—	(14)
Acquisition of noncontrolling interest - TradeSmith	—	(12,295)	—	—	—	—	—	—	—	—	—	(12,295)	3,131	(9,164)
Distributions	—	(101,767)	—	—	—	—	—	—	—	—	—	(101,767)	(510)	(102,277)
Net loss	—	(538,373)	—	—	—	—	—	—	—	—	—	(538,373)	(2,718)	(541,091)
Balance at December 31, 2020	547,466	(914,728)	—	—	—	—	—	—	—	—	(17)	(914,745)	(5,865)	(920,610)
Activity prior to the Transactions:														
Class A units transferred to Class B	(18,947)	—	—	—	—	—	—	—	—	—	—	—	—	—
Acquisition of Chaikin	—	—	—	—	—	—	—	—	—	—	—	—	810	810
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(101)	(101)	—	(101)
Distributions	—	(15,098)	—	—	—	—	—	—	—	—	—	(15,098)	(831)	(15,929)
Distributions related to the recapitalization	—	(120,353)	—	—	—	—	—	—	—	—	—	(120,353)	—	(120,353)
Net loss, January 1, 2021 through July 21, 2021	—	(1,031,561)	—	—	—	—	—	—	—	—	—	(1,031,561)	(1,050)	(1,032,611)
Effects of the Transactions:														
Net proceeds	—	—	—	—	—	—	—	—	113,641	—	—	113,641	—	113,641
Reclassification of Class B Units from liability to equity on July 21, 2021 (date of the Transactions)	—	—	—	—	—	—	—	—	1,528,228	—	—	1,528,228	—	1,528,228
Reverse capitalization on July 21, 2021	(528,519)	2,081,740	—	—	—	—	—	—	—	(164,367)	—	1,917,373	(1,917,373)	—
Issuance of common stock - Class A and Class B	—	—	24,952,096	2	291,092,303	29	—	—	(31)	—	—	—	—	—
Establishment of warrant liabilities	—	—	—	—	—	—	—	—	(45,021)	—	—	(45,021)	—	(45,021)
Establishment of deferred taxes	—	—	—	—	—	—	—	—	11,136	—	—	11,136	—	11,136
Establishment of noncontrolling interest	—	—	—	—	—	—	—	—	(1,511,911)	—	109	(1,511,802)	1,511,802	—

MARKETWISE, INC.
Consolidated Statements of Stockholders' Deficit / Members' Deficit
(In thousands, except share and unit data)

	Class A Members' units Shares	Amount	Common Stock - Class A Shares	Amount	Common Stock - Class B Shares	Amount	Preferred Stock Shares	Amount	Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Deficit / Members' Deficit Attributable to MarketWise, Inc.	Noncontrolling Interest	Total Stockholders' Deficit / Members' Deficit
Activity subsequent to the Transactions:														
Equity-based compensation	—	—	200,373	—	—	—	—	—	3,998	—	—	3,998	—	3,998
Issuance of stock for derivative settlement	—	—	66,203	—	—	—	—	—	662	—	—	662	—	662
Repurchases of stock	—	—	(500,270)	—	—	—	—	—	(3,340)	—	—	(3,340)	—	(3,340)
Distributions	—	—	—	—	—	—	—	—	—	—	—	—	(4,686)	(4,686)
Remeasurement of deferred taxes due to change in ownership interest in MarketWise, LLC	—	—	—	—	—	—	—	—	186	—	—	186	—	186
Net income, July 22, 2021 through December 31, 2021 (see note below)	—	—	—	—	—	—	—	—	—	18,252	—	18,252	60,476	78,728
Balance at December 31, 2021	—	$ —	24,718,402	$ 2	291,092,303	$ 29	—	$ —	$ 97,548	$ (146,115)	$ (9)	$ (48,545)	$ (356,717)	$ (405,262)
Equity-based compensation	—	—	—	—	—	—	—	—	9,045	—	—	9,045	—	9,045
Proceeds from issuance of common stock	—	—	378,331	—	—	—	—	—	827	—	—	827	—	827
Issuance of common stock - warrant exchanges	—	—	5,939,739	1	—	—	—	—	14,400	—	—	14,401	—	14,401
Repurchases of stock	—	—	(2,484,717)	—	—	—	—	—	(13,054)	—	—	(13,054)	—	(13,054)
Vesting of restricted stock units	—	—	487,900	—	—	—	—	—	—	—	—	—	—	—
Restricted stock units withheld to pay taxes	—	—	—	—	—	—	—	—	(515)	—	—	(515)	—	(515)
Acquisition of noncontrolling interest - Chaikin	—	—	—	—	—	—	—	—	(1,257)	—	—	(1,257)	960	(297)
Distributions	—	—	—	—	—	—	—	—	—	—	—	—	(4,609)	(4,609)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	53	53	—	53
Remeasurement of deferred taxes due to change in noncontrolling interest	—	—	—	—	—	—	—	—	(142)	—	—	(142)	—	(142)
Net income (loss)	—	—	—	—	—	—	—	—	—	17,990	—	17,990	83,180	101,170
Balance at December 31, 2022	—	$ —	29,039,655	$ 3	291,092,303	$ 29	—	$ —	$ 106,852	$ (128,125)	$ 44	$ (21,197)	$ (277,186)	$ (298,383)

MARKETWISE, INC.
Consolidated Statements of Stockholders’ Deficit / Members’ Deficit
(In thousands, except share and unit data)

Note: The Transactions occurred on July 21, 2021. As a result, net income (loss) for the year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. Net income (loss) in the pre-Transactions period was attributable to consolidated MarketWise, LLC and its respective noncontrolling interests and in the post-Transactions period was attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests. Net loss for year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. Immediately following the Transactions, MarketWise, Inc.’s controlling interest in MarketWise, LLC was 7.9% and its noncontrolling interest was 92.1%. For the post-Transaction period, net income attributable to controlling interests included a $15,689 gain on warrant liabilities and a $2,358 tax provision, both of which are 100% attributable to the controlling interest. Net income for the year ended December 31, 2022 was fully attributable to consolidate MarketWise, Inc. and its respective noncontrolling interests in the post-Transactions period. As of December 31, 2022, MarketWise, Inc.’s controlling interest in MarketWise, LLC was 9.1% and the noncontrolling interest was 90.9%. For the year ended December 31, 2022 net income attributable to controlling interests included a $14,931 gain on warrant liabilities and a $1,490 tax provision, both of which are 100% attributable to the controlling interest.

	Controlling interests	Noncontrolling interests	Total
Net loss of MarketWise, LLC attributed to the pre-Transaction period from January 1, 2021 through July 21, 2021	$ (1,031,561)	$ (1,050)	$ (1,032,611)
Net income of MarketWise, Inc. attributed to the post-Transaction period from July 22, 2021 through December 31, 2021	18,252	60,476	78,728
Total net (loss) income for the year ended December 31, 2021	$ (1,013,309)	$ 59,426	$ (953,883)
Net income for the year ended December 31, 2022	$ 17,990	$ 83,180	$ 101,170

The accompanying notes are an integral part of these consolidated financial statements.

MARKETWISE, INC.
Consolidated Statement of Cash Flows
(In thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income (loss)	$ 101,170	$ (953,883)	$ (541,091)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	3,091	2,676	2,553
Impairment of right-of-use assets	287	—	—
Stock-based compensation	9,045	210,912	18,745
Change in fair value of derivative liabilities – Class B Units	—	728,079	456,457
Change in fair value of derivative liabilities – other	(15,665)	(18,017)	3,069
Deferred taxes	1,490	2,358	—
Unrealized gains on foreign currency	(97)	(38)	—
Noncash lease expense	1,925	1,894	2,577
Gain on sale of cryptocurrencies	—	(105)	—
Changes in operating assets and liabilities:			
Accounts receivable	3,765	4,593	(5,066)
Related party receivables and payables, net	(982)	(1,167)	(4,670)
Prepaid expenses	1,318	(4,513)	(3,423)
Other current assets and other assets	(543)	(744)	(841)
Cryptocurrency intangible assets	—	109	30
Deferred contract acquisition costs	5,453	(95,835)	(64,921)
Trade and other payables	(3,975)	(7,282)	6,990
Accrued expenses	(477)	14,205	(1,392)
Deferred revenue	(51,980)	175,553	178,849
Derivative liabilities	—	662	—
Operating lease liabilities	(1,671)	(1,154)	(2,084)
Other current and long-term liabilities	(3,780)	5,329	10,093
Net cash provided by operating activities	48,374	63,632	55,875
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired	(12,770)	(7,139)	—
Acquisition of noncontrolling interests, including transaction costs	(297)	—	(9,164)
Purchases of property and equipment	(35)	(157)	(290)
Purchases of intangible assets	—	(892)	(195)
Capitalized software development costs	(136)	(123)	—
Net cash used in investing activities	(13,238)	(8,311)	(9,649)
Cash flows from financing activities:			
Principal payments on long-term debt – related party	—	—	(5,390)
Net proceeds from the Transactions	—	113,641	—
Issuance of related party notes receivable	—	(11)	(1,148)
Proceeds from related party notes receivable	1,159	—	5,446
Proceeds from issuance of common stock	827	—	—
Restricted stock units withheld to pay taxes	(515)	—	—
Repurchases of stock	(13,054)	(3,340)	—
Distributions to members	—	(135,451)	(101,767)
Distributions to noncontrolling interests	(4,609)	(5,517)	(510)
Net cash used in financing activities	(16,192)	(30,678)	(103,369)
Effect of exchange rate changes on cash	53	8	(14)
Net increase in cash, cash equivalents and restricted cash	18,997	24,651	(57,157)
Cash, cash equivalents and restricted cash — beginning of period	139,578	114,927	172,084
Cash, cash equivalents and restricted cash — end of period	$ 158,575	$ 139,578	$ 114,927

The accompanying notes are an integral part of these consolidated financial statements.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

(1)   Organization

Description of Business and Basis of Presentation

MarketWise, Inc. ("MarketWise," "the Company," "we," "us," or "our") is a holding company that has no material assets other than its ownership in MarketWise, LLC (formerly Beacon Street Group, LLC), and operates and controls all of the businesses and operations of MarketWise, LLC and its subsidiaries. The Company provides independent investment research for investors around the world. We believe we are a leading content and technology multi-brand platform for self-directed investors. We offer a comprehensive portfolio of high-quality, independent investment research, as well as several software and analytical tools, on a subscription basis.

While our headquarters are in Baltimore, Maryland, we operate multiple subsidiaries in the United States.

Reverse Recapitalization with Ascendant Digital Acquisition Corp.

On July 21, 2021, as contemplated by the Business Combination Agreement, dated as of March 1, 2021, by and among Ascendant Digital Acquisition Corp. ("ADAC"), MarketWise, LLC, all of the members of MarketWise, LLC (the "MarketWise Members"), and Shareholder Representative Services LLC, (as amended, the "Transaction Agreement"), ADAC was domesticated and continues as a Delaware corporation, changing its name to "MarketWise, Inc."

As a result of, and upon the effective time thereof, among other things, (1) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of ADAC (the "ADAC Class A ordinary shares") automatically converted, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of MarketWise, Inc. (the "Class A common stock"); (2) each of the then issued and outstanding redeemable warrants of ADAC automatically converted into a redeemable warrant to acquire one share of Class A common stock (the "warrants"); and (3) each of the then issued and outstanding units of ADAC that had not been previously separated into the underlying ADAC Class A ordinary shares and underlying warrants upon the request of the holder thereof were cancelled and entitled the holder thereof to one share of Class A common stock and one-half of one warrant. No fractional warrants were issued upon such separation.

On July 21, 2021, as contemplated by the Transaction Agreement, MarketWise, Inc. and MarketWise, LLC consummated the business combination contemplated by the Transaction Agreement whereby (i) MarketWise, LLC restructured its capitalization, appointed MarketWise, Inc. as its managing member, and issued to MarketWise, Inc. 28,003,096 common units of MarketWise, LLC (the "MarketWise Units"), and 30,979,993 warrants to purchase MarketWise Units and (ii) MarketWise, Inc. issued 291,092,303 shares of Class B common stock, par value $0.0001 per share, of MarketWise, Inc. (the "Class B common stock" and, together with the Class A common stock, the "common stock") to the MarketWise Members.

As previously announced, on March 1, 2021, concurrently with the execution of the Transaction Agreement, ADAC entered into subscription agreements (the "Subscription Agreements") with certain investors (collectively, the "PIPE Investors") who subscribed for 15,000,000 shares of Class A common stock at $10.00 per share for an aggregate commitment amount of $150,000 (the "PIPE Investment" and, together with the other transactions described above and all transactions contemplated by or pursuant to the Transaction Agreement, the "Transactions"). The PIPE Investment was consummated on July 21, 2021 substantially concurrently with the closing of the other Transactions.

Immediately after giving effect to the Transactions, there were 28,003,096 shares of Class A common stock (including 3,051,000 Sponsor Earn Out Shares (as defined and discussed in our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on July 28, 2021) the "Original Report"), 291,092,303 shares of Class B common stock, and 30,979,993 warrants outstanding (including 10,280,000 Private Placement Warrants (as defined in the Original Report)). Upon the consummation of the Transactions, ADAC's ordinary shares, warrants, and units ceased trading on The New York Stock Exchange, and MarketWise, Inc.'s Class A common stock and warrants began trading on the Nasdaq under the symbols "MKTW" and "MKTW W," respectively.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Immediately after giving effect to the Transactions, (1) ADAC's public shareholders owned approximately 0.1% of the outstanding MarketWise, Inc. common stock, (2) the MarketWise Members owned approximately 91.2% of the outstanding MarketWise, Inc. common stock, (3) Ascendant Sponsor LP, a Cayman Islands exempted limited partnership and related parties (the "Sponsor") collectively owned approximately 3.2% of the outstanding MarketWise, Inc. common stock (including 3,051,000 Sponsor Earn Out Shares), and (4) the PIPE Investors owned approximately 4.7% of the outstanding MarketWise, Inc. common stock.

The Transaction was accounted for as a reverse recapitalization in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Under the guidance in Accounting Standards Codifications ("ASC") Topic 805, MarketWise, LLC is treated as the "acquirer" for financial reporting purposes. As such, MarketWise, LLC is deemed the accounting predecessor of the combined business and MarketWise, Inc. the successor registrant for SEC purposes, meaning that MarketWise, LLC's financial statements for previous periods will be disclosed in the registrant's future periodic reports filed with the SEC. The reverse recapitalization was treated as the equivalent of MarketWise, LLC issuing stock for the net assets of ADAC, accompanied by a recapitalization.

As part of the recapitalization Transactions, we recorded net cash proceeds from the Transactions of $113.6 million in equity. This cash amount includes: (1) the reclassification of ADAC's Trust Account of $414.6 million to cash and cash equivalents that became available at the time of the Transactions; (2) proceeds of $150.0 million from the issuance and sale of MarketWise Class A common stock in the PIPE investment; (3) payment of $48.8 million in non-recurring transaction costs; (4) settlement of $14.5 million in deferred underwriters' discount; and (5) the payment of $387.7 million to redeeming shareholders of ADAC. We also recorded (1) $45.0 million in equity related to the establishment of the initial value of the warrants; and (2) $11.1 million in equity related to the establishment of the initial value of deferred taxes.

(2)   Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of MarketWise, Inc. and its subsidiary, MarketWise, LLC, a variable interest entity ("VIE") for which MarketWise, Inc. is deemed to be the primary beneficiary.

MarketWise, Inc. is a holding company that owns a minority economic interest in MarketWise, LLC but, through its role as the managing member of MarketWise, LLC, controls all of the business and operations of MarketWise, LLC. Therefore, MarketWise, LLC and its subsidiaries are included in the Company's consolidated financial statements. As of December 31, 2022, MarketWise, Inc. had a 9.1% ownership interest in MarketWise, LLC.

The Company determined that MarketWise, LLC is the primary beneficiary of a VIE, Stansberry Pacific Research, and therefore, the assets, liabilities, and results of operations of that VIE are included in the Company's consolidated financial statements. For more information on Stansberry Pacific Research, see *Note 15 – Variable Interest Entities*.

The consolidated financial statements have been prepared in accordance with GAAP. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying statements of operations include expenses for certain functions historically performed by a related party, including general corporate services, such as legal, accounting, treasury, information technology, human resources and administration. These expenses are based primarily on direct usage when identifiable, direct capital expenditures or other relevant allocations during the respective periods. We believe the assumptions underlying the accompanying consolidated financial statements, including the assumptions regarding these expenses from this related party, are reasonable. Actual results may differ from these expenses, assumptions and estimates. The amounts recorded in the accompanying consolidated financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had we been a separate independent entity.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to, the fair value of common units, derivatives, warrants, valuation of assets acquired and liabilities assumed in business combinations, useful lives of intangible assets with definite lives, benefit period of deferred contract acquisition costs, grant-date fair value of equity awards, determination of standalone selling prices, estimated life of membership customers, recoverability of goodwill and long-lived assets, valuation allowances on deferred tax assets, the incremental borrowing rates to calculate lease liabilities and right-of-use ("ROU") assets and certain accruals. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Emerging Growth Company

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our audited financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Variable Interest Entity

The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist through arrangements that do not involve controlling voting interests when an entity is insufficiently capitalized, or when an entity is not controlled through its voting interests, which is referred to as a variable interest entity ("VIE").

We evaluate our ownership, contractual and other interests in entities to determine if we have a variable interest in an entity. These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. If we hold a contractual or ownership interest in an entity and we determine that the entity is a VIE and that we are determined to be the primary beneficiary, we consolidate such entity in our consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE; and (2) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Periodically, we determine whether any changes in the interest or relationship with the entity impact the determination of whether we are still the primary beneficiary. If we are not deemed to be

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable GAAP. We have determined that Stansberry Pacific Research is a VIE and that we are the primary beneficiary of Stansberry Pacific Research since we have the ability to direct the activities of the VIE and have the obligation to absorb the loss or the right to receive the benefit. For more information, see *Note 15 – Variable Interest Entities*.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by our chief operating decision-maker ("CODM") in deciding how to allocate resources and assess performance. Our Chief Executive Officer serves as the CODM.

Based on the financial information presented to and reviewed by our CODM in assessing our performance and for the purposes of allocating resources, we have determined our operating subsidiaries represent individual operating segments with similar economic characteristics that meet the criteria for aggregation into a single reporting segment for financial statement purposes. Accordingly, we have a single reportable segment.

Long-lived assets outside the United States were immaterial as of December 31, 2022 and 2021.

Cash and Cash Equivalents and Restricted Cash

We consider all financial instruments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. Our cash equivalents are composed of money market funds and certificates of deposit.

We hold certain restricted cash with credit card processors as reserves for chargebacks and refunds. As the reserves are based on our credit card receivables which are collected within twelve months of each reporting period, the restricted cash has been included in current assets on the consolidated balance sheets.

Accounts Receivable, Net

Our accounts receivable primarily consist of receivables from third-party credit card providers which are stated at net realizable value. We did not record an allowance for doubtful accounts for the years ended December 31, 2022 and 2021.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash. We maintain deposits in federally insured financial institutions in excess of federally insured limits. We are exposed to credit risk in the event of a default by the financial institutions holding our cash to the extent recorded on the consolidated balance sheets. Management believes we are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

No individual customer accounted for more than 10% of revenue for the years ended December 31, 2022, 2021 and 2020.

Derivative Financial Instruments

From time to time, we utilize instruments which may contain embedded derivative instruments as part of our overall strategy to compensate and retain key employees and independent contractors (see *Note 8 – Derivative Financial Instruments* below for additional information). Our derivative instruments are recorded at fair value on the consolidated balance sheets. Our derivative instruments have not been designated as hedges; therefore, both realized and unrealized gains and losses are recognized in earnings. For the purposes of cash flow presentation, realized and unrealized gains or losses are included within cash flows from operating activities. Upfront cash payments received upon the issuance of derivative instruments are included within cash flows from financing activities within the consolidated statements of cash flows.

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Notes to the Consolidated Financial Statements
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Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the related asset's estimated useful life or the remaining term of the lease. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values as of the acquisition date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing assets acquired and liabilities assumed include, but are not limited to, future expected cash flows from acquired customers, trade names, acquired technology and deferred revenue from a market participant perspective, as well as determining useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in earnings.

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired, net of liabilities assumed. Goodwill is not amortized but is evaluated for impairment annually, or more frequently if events or changes in circumstances indicate the goodwill may be impaired. Our annual impairment testing date is the first day of the fourth quarter.

Events or changes in circumstances which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, significant underperformance relative to historical or projected future results of operations, a significant adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss of key personnel. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is not required. However, if we conclude otherwise, then we are required to perform the quantitative goodwill impairment test.

The quantitative goodwill impairment test involves comparing the estimated fair value of the reporting unit with its respective carrying amount, including goodwill. If the estimated fair value exceeds the carrying amount, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the estimated fair value of the reporting unit is less than the carrying amount, then an impairment loss is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.

No goodwill impairment charges have been recorded during the years ended December 31, 2022, 2021 and 2020.

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Intangible Assets, Net

Intangible assets, net consists primarily of identifiable intangible assets that are subject to amortization such as developed technology, customer relationships, and trade names resulting from our acquisitions. Intangible assets arising from acquisitions are recorded at fair value on the date of acquisition and amortized over their estimated economic lives on a straight-line basis which approximates the pattern in which the economic benefits of the assets will be consumed. Intangible assets are presented net of accumulated amortization in the consolidated balance sheet.

Cryptocurrencies

We purchased cryptocurrencies during the year ended December 31, 2018 primarily to be redeemed by customers as part of certain marketing campaigns. We recognized our portfolio of cryptocurrencies as intangible assets since cryptocurrencies are not considered cash and cash equivalents and do not have physical substance. We believe that the cryptocurrencies have an indefinite life since there are no significant legal, regulatory, contractual or economic factors that would limit the cryptocurrencies' useful life.

Our indefinite-lived cryptocurrency holdings are not amortized but are evaluated for impairment annually, or more frequently if events or changes in circumstances indicate the carrying amount may not be recoverable. We utilize the quoted market values of the cryptocurrencies in the impairment test on the cryptocurrency holdings. We sold cryptocurrencies on hand after the marketing campaigns ended and recognized gains of $0, $105 and $0 during the years ended December 31, 2022, 2021 and 2020, respectively, in other income, net on the consolidated statement of operations. As of December 31, 2022, we do not hold any cryptocurrencies.

The cash flows associated with the cryptocurrencies are recognized in the consolidated statement of cash flows as operating activities due to the nature of the transactions.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future undiscounted cash flows attributable to these assets or asset groups. An impairment loss is recognized to the extent an asset group is not recoverable, and the carrying amount exceeds the projected discounted future cash flows arising from these assets. There were no impairments of long-lived assets for any of the periods presented.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and the related amendments ("ASC 606").

We determine revenue recognition through the following steps:

- Identify the contract, or contracts, with a customer;

- Identify the performance obligations in the contract;

- Determine the transaction price;

- Allocate the transaction price to the performance obligations in the contract; and

- Recognize revenue when, or as, a performance obligation is satisfied

Research and software-as-a-service ("SaaS") subscriptions

We primarily earn revenue from services provided in delivering subscription-based financial research, publications and SaaS offerings to individual customers through our online platforms. Revenues are recognized evenly over the duration of the subscriptions, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Customers are typically billed in advance of the subscriptions.

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

We also offer membership subscriptions where we receive an upfront payment upon entering into the contract and receive a lower amount annually (a "maintenance fee") thereafter. The right to discounts on future maintenance fee payments is considered a material right which is recognized as revenue when the customer exercises the option or when the option expires. Certain upfront fees on membership subscriptions are paid in installments, generally over a twelve-month period. We recognize revenue related to membership subscriptions over the estimated customer lives, which was five years for each of the years ended December 31, 2022, 2021 and 2020. We have determined the estimated life of membership customers based on historic customer attrition rates.

Advertising and other

We earn revenue from the sale of advertising placements on our websites. We also earn revenue from the sale of print products and events, such as webinars and conferences. In addition we recognize revenue that we refer to as "revenue share," where we earn a fee for each successful sale that third party companies or related parties generate from our customer list.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

We have also offered customers the option to redeem a certain value of cryptocurrencies as part of certain marketing campaigns. These offers are considered to be material rights for our customers and we allocate a portion of the transaction price to the material right performance obligation. Revenue associated with the material rights is recognized when the customer exercises the option or when the option expires.

Our performance obligations are satisfied over time as subscriptions are available to customers or at a point-in-time as products are delivered to customers. Accordingly, revenue from subscription services is recognized over the duration of the subscription. Our advertising performance obligations are satisfied at a point-in-time, and revenue is recognized when impressions are delivered. Revenue from products is recognized at a point-in-time when delivered. Revenue from events is recognized over the duration of the event.

In addition, we apply the sales-based or usage-based royalty exception to revenue share, which are sales of functional intellectual property. Revenue is recognized at a point-in-time as fees are earned on successful sales from the customer lists.

Contracts with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations if subscription services are sold with other subscriptions, products or events within one contract. For such contracts, we allocate the transaction price to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis.

Contract Balances

A contract asset is defined as an entity's right to consideration for goods or services that the entity has transferred to a customer but customer payment is contingent on a future event. A contract liability is defined to occur if the customer's payment of consideration precedes the entity's performance and represents the entity's obligation to transfer goods or services to a customer for which the entity has received consideration. Timing of revenue recognition may differ from the timing of invoicing to customers. We record a receivable when revenue is recognized prior to invoicing, or deferred revenue when revenue is recognized subsequent to invoicing. No other contract assets are recorded on our consolidated balance sheets as of December 31, 2022 and 2021.

Deferred revenue is primarily comprised of unearned revenue related to subscription services. Subscribers typically pay all or a portion of the subscription fees by credit card prior to the start of the subscriptions. Contract receivables are presented as accounts receivable due to processing time with credit card providers.

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Subscribers may be able to cancel certain subscriptions for a full or pro-rated refund for a certain period of time, which is usually not more than 90 days after the start of their subscriptions. After the refund period, we have no obligation to refund any of the consideration received. Refund obligations are a significant estimate which we recognize as of each reporting period based on historical trends and record a contract liability for this amount in other current liabilities on the consolidated balance sheets.

Assets Recognized from Costs to Obtain a Contract with a Customer

We capitalize incremental costs that are directly related to the acquisition or renewal of customer contracts, to the extent that the costs are expected to be recovered and if we expect the benefit of these costs to be longer than one year. We have elected to utilize the practical expedient and expense costs to obtain a contract with a customer when the expected benefit period is one year or less. Our capitalizable incremental costs include sales commissions to employees and fees paid to marketing vendors that are generally calculated as a percentage of the customer sale. We also capitalize revenue share fees that are payable to other companies, including related parties, who share their customer lists with us for each successful sale we make to a customer from their list. Capitalized costs are amortized on a straight-line basis over the shorter of the expected customer life or the expected benefit related directly to those costs, which is approximately four years.

Leases

We follow the provisions of ASU No. 2016-02, *Leases* ("ASU 2016-02"). We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities, and operating lease liabilities, noncurrent in the consolidated balance sheets. We do not have any finance lease agreements.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU asset includes any lease payments made and excludes payments received for lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which are generally combined.

We have elected, as an accounting policy for leases of real estate, to account for lease and non-lease components in a contract as a single lease component. We elected to use the practical expedient for short-term leases, and therefore do not record right-of-use assets or lease liabilities with lease durations of twelve months or less. Rather, the lease payments for short-term leases are recognized on the consolidated statements of operations on a straight-line basis over the lease term. We have also elected the practical expedient on not separating lease components from nonlease components for our office leases.

Variable payments, such as common area charges, maintenance, insurance and taxes, are primarily based on the amount of space we occupy. These payments in our leases are not dependent on an index or a rate and are excluded from the measurement of the lease liabilities and recognized in the consolidated statements of operations in the period in which the obligation for those payments is incurred. We remeasure our lease payments when the contingency underlying such variable payments is resolved such that some or all of the remaining payments become fixed.

Cost of Revenue

Cost of revenue consists primarily of payroll and payroll-related costs associated with producing and publishing our content, customer service, credit card processing fees, product costs and allocated overhead.

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and payroll-related costs, amortization of deferred contract acquisition costs, allocated overhead, agency costs, advertising campaigns, and branding initiatives. Conferences, webinars and other event costs are expensed during the period in which the event takes place. Other sales and marketing and advertising costs are expensed as they are incurred.

Advertising expense was $97,704, $144,561 and $149,191 for the years ended December 31, 2022, 2021 and 2020, respectively.

Research and Development

Research and development expenses consist primarily of payroll and related costs, allocated overhead, technical services, software expenses, and hosting expenses.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs associated with our finance, legal, information technology, human resources, executive and administrative personnel, legal fees, corporate insurance, office expenses, professional fees, and travel and entertainment costs.

Stock-Based Compensation

Stock-based compensation expenses are included in cost of revenue, sales and marketing, and general and administrative expenses in a manner consistent with the employee's salary and benefits in the consolidated statements of operations.

2021 Incentive Award Plan

On July 21, 2021, the MarketWise, Inc. 2021 Incentive Award Plan (the "2021 Incentive Award Plan") became effective. We have reserved a total of 32,938,082 shares of MarketWise Class A common stock for issuance pursuant to the 2021 Incentive Award Plan, and the maximum number of shares that may be issued pursuant to the exercise of incentive stock options granted under the 2021 Incentive Award Plan is 32,045,000, in each case, subject to certain adjustments set forth therein.

The 2021 Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs; restricted stock; restricted stock units, or RSUs; stock appreciation rights, or SARs; and other stock or cash-based awards.

Equity-based compensation with service conditions is measured based on the grant date fair value of the awards and recognized as compensation expense over the period during which the recipient is required to perform services in exchange for the award (the requisite service period). We have elected to use a straight-line attribution method for recognizing compensation costs relating to awards that have service conditions only. Forfeitures are recorded as they occur.

2021 ESPP

As a result of the Transactions, we adopted the 2021 Employee Stock Purchase Plan ("ESPP") effective on January 1, 2022. Under the ESPP, the Company authorizes the grant of the right to purchase shares of Class A common stock by employees who qualify under the ESPP. As of December 31, 2022, The Company has reserved for issuance a total of 6,557,847 shares of Class A common stock for the ESPP. The current offering period began on July 1, 2022 and ended on December 31, 2022.

The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of the Company's Class A common stock on specified dates during such offerings. Under the ESPP, the Company has determined the offering period to occur in six month intervals, with the purchase occurring as of the last trading day of each offering period. On each purchase date, eligible employees will purchase

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
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the shares at a price per share equal to 85% of the lesser of (1) the fair market value of the Company's Class A common stock on the first trading day of the offering period, or (2) the fair market value of the Company's Class A common stock on the purchase date, as defined in the ESPP. The fair value of the ESPP is determined using the Monte Carlo model as of the beginning of each offering period and is expensed ratably over the six month offering period.

Class B Units

As more fully described above, we completed our Transactions in July 2021, and all Class B Units fully vested as of the transaction date, and the original operating agreement was terminated and replaced by a new operating agreement consistent with the Company's Up-C structure. This new operating agreement does not contain the put and call options that existed under the previous operating agreement, and the MarketWise, LLC common units are treated as common equity under the new operating agreement and do not generate stock-based compensation expense.

Prior to the Transactions, under the old operating agreement, and as part of our compensation and retention strategy, we granted incentive compensation units ("Class B Units") to certain key employees, which are profit interests for United States federal income tax purposes. The Class B Units were accounted for as a substantive class of equity and allowed the recipient to realize value only to the extent that the value of the award appreciated.

The Class B Units contained service-based vesting conditions and had different vesting terms depending upon the employee which ranged from vesting immediately to eight years; vesting was accelerated upon the completion of the Transactions. Compensation cost was recognized on a straight-line basis over the requisite service period until vesting for the entire award, but at least equaled the number of vested units determined by the underlying vesting schedule. Forfeitures were accounted for in the period in which they occur.

The Class B Units were subject to a put and call option whereby we could elect to redeem or be required to redeem these units at a value determined by a predefined formula based on a multiplier of our net income as defined by management. Employees may not exercise the put option until 25 months have elapsed from the issuance date. Since the redemption price is not representative of fair value, the employees are not considered to be subject to the risks and rewards of share ownership, and the Class B Units were classified as liabilities in the accompanying consolidated balance sheet. Prior to the completion of the Transactions, the liability for Class B units was remeasured to fair value at the end of each reporting period.

Since Class B Units were classified as liabilities, all cash distributions made to the unitholders of the Class B Units pursuant to our operating agreement were considered to be stock-based compensation expenses. Upon consummation of the Transactions, the old operating agreement was terminated and a new operating agreement was adopted. This new operating agreement does not contain the put and call options that existed under the previous operating agreement, and the common units are treated as common equity under the new operating agreement and do not generate stock-based compensation expense. See also *Note 11 – Stock-Based Compensation*.

Capitalized Software Development Costs

For internal use software, we capitalize external costs and payroll and payroll-related costs related to employees that developed new or additional software functionality. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred and included in research and development in the consolidated statements of operations. These capitalized costs are amortized using the straight-line method over the software's expected useful life, which is generally three years.

Capitalized Implementation Costs

We capitalize implementation costs incurred in cloud computing hosting arrangements that are service contracts and amortize such costs using the straight-line method over the term of the related hosting arrangement and any expected renewal periods. These costs include external direct costs for materials and services and payroll and payroll-related costs of employees devoting time to the project. Software maintenance and training costs are

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Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

expensed in the period in which they are incurred. The capitalized implementation costs are capitalized within other current assets and other assets on the consolidated balance sheets.

Fair Value Measurement

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3— Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of our financial instruments, including accounts receivable, trade and other payables, accrued expenses and related party receivables and payables, approximate their respective fair values because of their short maturities. The fair value of stock-based compensation liabilities for Class B Units, the derivatives liabilities associated with our deferred compensation arrangements, and the warrant liabilities were determined using unobservable Level 3 inputs. We have not elected the fair value option for any financial assets and liabilities for which such an election would have been permitted.

Warrant Liability

Warrants are accounted for as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in Financial Accounting Standards Board ("FASB") ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815, *Derivatives and Hedging* ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the company's own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. As of December 31, 2021, all of our warrants are classified as liabilities.

As more fully described in *Note 18 – Warrant Exchange* the Private Placement Warrants and Public Warrants were exchanged for Class A common stock of MarketWise, Inc. in September 2022.

Foreign Currency Translation

Our VIE is an entity in Singapore, and its functional currency is the local currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income (loss) for the period. Assets and liabilities of our foreign subsidiary are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using weighted average exchange rates. Adjustments arising from the translation of our foreign subsidiary's functional currency into U.S. dollars are reported as foreign currency translation adjustments in accumulated other comprehensive loss in the consolidated statements of members' deficit.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income, net in the accompanying consolidated

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Notes to the Consolidated Financial Statements
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statement of operations when realized. Foreign currency transaction activity was immaterial for the years ended December 31, 2022, 2021 and 2020.

Comprehensive Income (Loss)

Comprehensive income (loss) is currently comprised of changes in foreign currency translation adjustments.

Income Taxes

Prior to the Transactions, we were a pass-through entity for income tax purposes. Subsequent to the Transactions, the portion of earnings allocable to MarketWise, Inc. is subject to corporate level tax rates at the federal, state and local levels. Therefore, the amount of income taxes recorded prior to the Transaction are not representative of the expenses expected in the future.

The computation of the effective tax rate and provision at each interim period requires the use of certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income that is subject to tax, permanent differences between our GAAP earnings and taxable income, and the likelihood of recovering deferred tax assets existing as of the balance sheet date. The estimates used to compute the provision for income taxes may change throughout the year as new events occur, additional information is obtained or as tax laws and regulations change. Accordingly, the effective tax rate for future interim periods may vary materially.

We account for income taxes pursuant to the asset and liability method which requires us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year, deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.

The benefit of tax positions taken or expected to be taken in our income tax returns is recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents a potential future obligation to the taxing authority for a tax position that was not recognized. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable and are recognized as general and administrative expenses.

Tax Receivable Agreement Obligation

In connection with the Transactions, concurrently with the Closing, we have entered into Tax Receivable Agreements ("TRA") with owners of MarketWise, LLC prior to the Transactions (the "TRA Parties"). The TRAs generally provide for the payment by us to the TRA Parties of 85% of the cash tax benefits, if any, that we are deemed to realize as a result of tax basis adjustments as a result of sales and exchanges of units of MarketWise, LLC in connection with, or following the Transactions, and certain distributions with respect to units. These tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to us and, therefore, may reduce the amount of U.S. federal, state and local tax that we would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such challenge. The tax basis adjustments upon sales or exchanges of units for shares of Class A common stock and certain distributions with respect to Class A LLC Units may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Actual tax benefits

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

realized by us may differ from tax benefits calculated under the Tax Receivable Agreements as a result of the use of certain assumptions in the TRAs, including the use of an assumed weighted average state and local income tax rate to calculate tax benefits. The payments that we may make under the TRAs are expected to be substantial.

We account for the effects of these increases in tax basis and associated payments under the TRAs if and when exchanges occur as follows:

    a.   recognizes a contingent liability for the TRA obligation when it is deemed probable and estimable, with a corresponding adjustment to additional paid-in-capital, based on the estimate of the aggregate amount that MarketWise, Inc. will pay;

    b.   records an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

    c.   to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we reduce the deferred tax asset with a valuation allowance; and,

    d.   The effects of changes in any of the estimates and subsequent changes in the enacted tax rates after the initial recognition will be included in our net income.

As of December 31, 2022, there has been no exchange of MarketWise, LLC units and therefore no TRA liability has been recognized.

Earnout Shares

Pursuant to the Transaction Agreement, at the closing of the Transactions, we placed 3,051,000 shares of MarketWise, Inc. Class A common stock into escrow to be released to the Sponsor if certain conditions are met. In addition, certain management members of the Company have been allocated 2,000,000 shares of Class A common stock in aggregate, with shares to be placed in escrow, and released at any time during a 4-year period following closing of the Transaction, if certain conditions are met. The sponsor and management earnout shares will be released as follows:

1) 50% when the volume weighted average price (the "VWAP) of Class A common stock is greater than or equal to $12.00 for a period of at least 20 trading days within a consecutive 30-trading-day period, or based on the per share equity value in a transaction in which our shareholders sell their shares; and

2) 50% when the volume weighted average price (the "VWAP) of Class A common stock is greater than or equal to $14.00 for a period of at least 20 trading days within a consecutive 30-trading-day period, or based on the per share equity value in a transaction in which our shareholders sell their shares.

The sponsor and management earnout shares are classified as equity transactions at initial issuance and at settlement when the release conditions are met. Until the shares are issued and released, the earnout shares are not included in shares outstanding. The earnout shares are not considered stock-based compensation. As of the date of the Transactions, the sponsor and management earnout shares had a fair value of $26.0 million for 5,051,000 shares of Class A common stock.

Noncontrolling Interest

Noncontrolling interest represents the Company's noncontrolling interest in consolidated subsidiaries which are not attributable, directly or indirectly, to the controlling Class A common stock ownership of the Company.

The Transactions occurred on July 21, 2021. As a result, net income (loss) for the year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. Net income (loss) in the pre-Transactions period was attributable to consolidated MarketWise, LLC and its respective noncontrolling interests and in the post-Transactions period was attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Net income for the year ended December 31, 2022 was fully attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests in the post-Transactions period. As of December 31, 2022, MarketWise, Inc.'s controlling interest in MarketWise, LLC was 9.1% and the noncontrolling interest was 90.9%.   For the year ended December 31, 2022 net income attributable to controlling interests included a $14,931 gain on warrant liabilities and a $1,490 tax provision, both of which are 100% attributable to the controlling interest.

Earnings Per Share

Basic net income per share is based on the weighted average number of shares of Class A common stock issued and outstanding after the closing of the Transactions. Diluted net income per share is based on the weighted average number of shares of Class A common stock issued and outstanding and the effect of all dilutive common stock equivalents and potentially dilutive share based compensation awards outstanding during the period after the closing of the Transactions. Class B common stock is not a participating security, therefore it is not included in the earnings per share calculation.

Adjustments Related to Prior Period Financial Statements

During the year ended December 31, 2021, the Company determined that there were immaterial misstatements of revenue and general and administrative expenses in our previously issued annual financial statements. The Company corrected these misstatements by recognizing out-of-period adjustments during the year ended December 31, 2021, which increased our revenue by $5.7 million and decreased our general and administrative expenses by $2.8 million for the period. For the year ended December 31, 2021, the out-of-period adjustments were a cumulative $8.5 million decrease in net loss. Management determined that the correction of these misstatements were not material to our previously issued financial statements on both a quantitative and qualitative basis nor our 2021 financial statements on both a quantitative and qualitative basis.

Recently Issued and Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08: *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The amendments in this ASU adds contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations. As a result, acquiring entities are required to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, instead of fair value. We have early adopted and applied this ASU to the Buttonwood Publishing transaction (as defined herein). See *Note 4 – Acquisitions* for additional disclosure on the Buttonwood Publishing transaction.

The FASB issued the following ASUs to provide temporary, optional expedients related to the accounting for contract modifications and hedge accounting as a result of the anticipated market transition away from the use of London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates:

- ASU 2020-04: *Facilitation of the Effects of Reference Rate Reform on Financial Reporting,* issued and effective in March 2020

- ASU 2021-01: *Reference Rate Reform: Scope,* issued and effective in January 2021

- ASU 2022-06: *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, issued and effective in December 2022

The Company may elect to apply the guidance through December 31, 2024. The Company does not expect that the adoption will have a material impact on its consolidated financial statements and related disclosures.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

(3) Revenue Recognition

Disaggregation of revenues

The following table depicts the disaggregation of revenue according to customer type and is consistent with how we evaluate our financial performance. We believe this depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31, 2022				
	Subscriptions	Advertising	Revenue Share (Related Party)	Revenue Share (Third-party)	Total
Timing of transfer:					
Transferred over time	$ 508,894	$ —	$ —	$ —	$ 508,894
Transferred at a point in time	—	744	2,363	402	3,509
Total	$ 508,894	$ 744	$ 2,363	$ 402	$ 512,403

	Year Ended December 31, 2021				
	Subscriptions	Advertising	Revenue Share (Related Party)	Revenue Share (Third-party)	Total
Timing of transfer:					
Transferred over time	$ 543,881	$ —	$ —	$ —	$ 543,881
Transferred at a point in time	—	2,479	1,284	1,539	5,302
Total	$ 543,881	$ 2,479	$ 1,284	$ 1,539	$ 549,183

	Year Ended December 31, 2020				
	Subscriptions	Advertising	Revenue Share (Related Party)	Revenue Share (Third-party)	Total
Timing of transfer:					
Transferred over time	$ 356,265	$ —	$ —	$ —	$ 356,265
Transferred at a point in time	—	1,965	3,386	2,563	7,914
Total	$ 356,265	$ 1,965	$ 3,386	$ 2,563	$ 364,179

Revenue recognition by subscription type was as follows:

	Year Ended December 31,		
	2022	2021	2020
Membership subscriptions	$ 195,370	$ 192,273	$ 134,525
Term subscriptions	313,524	351,608	221,740
Non-subscription revenue	3,509	5,302	7,914
Total	$ 512,403	$ 549,183	$ 364,179

Revenue for the Membership and Term subscription types are determined based on the terms of the subscription agreements. Non-subscription revenue consists of revenue from advertising and other revenue.

Net revenue by principal geographic areas was as follows:

	Year Ended December 31,		
	2022	2021	2020
United States	$ 512,083	$ 547,026	$ 361,547
International	320	2,157	2,632
Total	$ 512,403	$ 549,183	$ 364,179

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Revenue by location is determined by the billing entity for the customer.

Contract Balances

The timing of revenue recognition, Billings, cash collections and refunds affects the recognition of accounts receivable, contract assets and deferred revenue. Our current deferred revenue balance in the consolidated balance sheets includes an obligation for refunds for contracts where the provision for refund has not lapsed. Accounts receivable, deferred revenue and obligation for refunds are as follows:

	As of December 31,		
	2022	**2021**	**2020**
Contract balances			
Accounts receivable	$ 4,040	$ 7,805	$ 12,398
Obligations for refunds	4,676	5,590	3,448
Deferred revenue – current	310,555	311,543	274,819
Deferred revenue – non-current	348,273	393,043	254,481

We recognized $335,608 and $289,728 of revenue during the years ended December 31, 2022 and 2021, respectively, that was included within the beginning contract liability balance of the respective periods. The Company has collected all amounts included in deferred revenue other than $4,040 and $7,805 as of December 31, 2022 and 2021, respectively, related to the timing of cash settlement with credit card processors.

Assets Recognized from Costs to Obtain a Contract with a Customer

The following table presents the opening and closing balances of our capitalized costs associated with contracts with customers:

Balance at January 1, 2020	$ 42,314
Royalties and sales commissions – additions	43,273
Revenue share and cost per acquisition fees – additions	52,193
Amortization of capitalized costs	(30,544)
Balance at December 31, 2020	$ 107,236
Royalties and sales commissions – additions	68,938
Revenue share and cost per acquisition fees – additions	98,747
Amortization of capitalized costs	(71,850)
Balance at December 31, 2021	$ 203,071
Royalties and sales commissions – additions	35,223
Revenue share and cost per acquisition fees – additions	57,173
Amortization of capitalized costs	(97,849)
Balance at December 31, 2022	$ 197,618

We did not recognize any impairment on capitalized costs associated with contracts with customers for the years ended December 31, 2022, 2021 and 2020.

Remaining Performance Obligations

As of December 31, 2022, the Company had $663,504 of remaining performance obligations presented as deferred revenue in the consolidated balance sheets. We expect to recognize approximately 48% of that amount as revenues over the next twelve months, with the remainder recognized thereafter.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

(4)   Acquisitions

Buttonwood Publishing

During third quarter 2022, we acquired 100% ownership of certain assets and liabilities from Crowdability, Inc. ("Buttonwood Publishing," formerly referred to as Winans Media), a provider of financial newsletters, for cash of $12,770. The Buttonwood Publishing acquisition expands our copy and editorial talent base. The Buttonwood Publishing transaction was accounted for using the acquisition method of accounting for business combinations. The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Right of use asset	$	50
Goodwill		8,019
Tradenames		709
Customer relationships		9,350
Total assets acquired		18,128
Deferred revenue, current		(2,648)
Operating lease liabilities, current		(22)
Operating lease liabilities, noncurrent		(28)
Deferred revenue, noncurrent		(2,660)
Liabilities assumed		(5,358)
Net assets acquired	$	12,770

The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill arising from the acquisition is largely attributable to expanding our copy and editorial talent base and synergies which we expect to achieve from cross-marketing and providing complementary products to our existing and acquired customers and is fully expected to be deductible for tax purposes. The acquired intangible assets related to the Buttonwood Publishing transaction are amortized over their estimated useful lives. Accordingly, tradenames will be amortized over 9.0 years and customer relationships will be amortized over 6.5 years. Amortization for the acquired intangible assets was $632 for the year ended December 31, 2022. Revenue from Buttonwood Publishing was $1,961 for the year ended December 31, 2022.

Chaikin

On January 21, 2021, we acquired 90% ownership of Chaikin Holdings LLC ("Chaikin") a provider of analytical tools and software for investors, for cash of $7,139, net of cash acquired. We acquired Chaikin to expand our product offerings and our customer base. The Chaikin acquisition was accounted for using the acquisition method of accounting for business combinations. The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Cash	$	151
Other current assets		138
Customer relationships		3,664
Tradenames		657
Software		247
Goodwill		5,187
Other noncurrent assets		443
Total assets acquired		10,487
Liabilities assumed		(2,387)
Net assets acquired	$	8,100
Cash consideration	$	7,290
Noncontrolling interest		810
Total consideration	$	8,100

The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill arising from the acquisition is largely attributable to synergies which we expect to achieve from cross-marketing and providing complementary products to our existing and acquired customers, and is expected to be fully deductible for tax purposes. The acquired intangible assets of Chaikin are amortized over their estimated useful lives. Accordingly, the trade name will be amortized over 8.5 years and customer relationships will be amortized over 6 years. Amortization for the acquired intangible assets was $688 and $648 for the years ended December 31, 2022 and 2021, respectively. Revenue from Chaikin was $29,438 and $7,514 and for the years ended December 31, 2022 and 2021, respectively.

During third quarter 2022, we acquired additional noncontrolling interests totaling 3.7% in Chaikin, to obtain 93.7% ownership for $297.

TradeSmith

On January 5, 2020, we acquired the noncontrolling interest of 25% in a subsidiary, TradeSmith, to obtain 100% ownership for $9,164, including transaction costs. We incurred transaction costs of $164 during the year ended December 31, 2020 and elected to record these costs as a reduction in equity.

(5)   Goodwill and Intangible Assets, Net

Goodwill

The changes in the carrying amounts of goodwill are as follows:

Balance at January 1, 2021	$	18,101
Acquisition of Chaikin		5,187
Balance at December 31, 2021		23,288
Acquisition of Buttonwood Publishing		8,019
Balance at December 31, 2022	$	31,307

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

The Company has four reporting units with goodwill and one reportable segment. The reporting units to which goodwill is allocated that have negative carrying amounts are as follows:

| | As of December 31, | |
	2022	2021
1729 Research	$ 6,134	$ 6,134
Legacy Research	5,961	5,961
Alta	11,193	11,193

Intangible assets, net

Intangible assets, net consisted of the following as of the dates indicated:

| | December 31, 2022 | | | |
	Cost	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Useful Life (in years)
Finite-lived intangible assets:				
Customer relationships	$ 21,718	$ (9,924)	$ 11,794	5.4
Tradenames	4,287	(2,265)	$ 2,022	5.8
Capitalized software development costs	3,002	(1,858)	1,144	2.0
Finite-lived intangible assets, net	29,007	(14,047)	14,960	
Indefinite-lived intangible assets:				
Internet domain names	1,087	—	1,087	
Indefinite-lived intangible assets, net	1,087	—	1,087	
Intangible assets, net	$ 30,094	$ (14,047)	$ 16,047	

| | December 31, 2021 | | | |
	Cost	Accumulated Amortization	Net Book Value	Weighted-Average Remaining Useful Life (in years)
Finite-lived intangible assets:				
Customer relationships	$ 12,368	$ (8,105)	$ 4,263	4.4
Tradenames	3,578	(1,838)	1,740	5.3
Capitalized software development costs	2,866	(1,344)	1,522	3.1
Finite-lived intangible assets, net	18,812	(11,287)	7,525	
Indefinite-lived intangible assets:				
Internet domain names	1,087	—	1,087	
Indefinite-lived intangible assets, net	1,087	—	1,087	
Intangible assets, net	$ 19,899	$ (11,287)	$ 8,612	

We recorded amortization expense related to finite-lived intangible assets of $2,760, $2,245 and $2,102 for the years ended December 31, 2022, 2021 and 2020, respectively, within depreciation and amortization in the accompanying consolidated statement of operations. These amounts include amortization of capitalized software development costs of $514, $410 and $415 for the years ended December 31, 2022, 2021 and 2020, respectively.

We recorded additions to capitalized software development costs of $135, $370 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. This amount includes acquired software of $0, $247 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

As of December 31, 2022, the total expected future amortization expense for finite-lived intangible assets is as follows:

2023	$	3,531
2024		3,040
2025		2,523
2026		2,262
2027		1,647
Thereafter		1,957
Finite-lived intangible assets, net	$	14,960

(6) Fair Value Measurements

The following tables summarize our financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated:

	December 31, 2022			
	Level 1	Level 2	Level 3	Aggregate Fair Value
Assets:				
Money market funds	$ 80,327	$ —	$ —	$ 80,327
Total assets	80,327	—	—	80,327
Liabilities:				
Derivative liabilities, noncurrent	—	—	1,281	1,281
Total liabilities	$ —	$ —	$ 1,281	$ 1,281

	December 31, 2021			
	Level 1	Level 2	Level 3	Aggregate Fair Value
Assets:				
Money market funds	$ 25,001	$ —	$ —	$ 25,001
Total assets	25,001	—	—	25,001
Liabilities:				
Derivative liabilities, noncurrent	—	—	2,015	2,015
Warrant Liabilities - Public Warrants	19,599	—	—	19,599
Warrant Liabilities - Private Placement Warrants	—	—	9,733	9,733
Total liabilities	$ 19,599	$ —	$ 11,748	$ 31,347

The level 3 liabilities that related to our Class B Units and certain employee and non-employee contracts with embedded derivatives, see *Note 8 – Derivative Financial Instruments* and *Note 11 – Stock-Based Compensation.*

On the date of the Transactions, the fair value of the Public Warrants and the Private Placement Warrants was estimated using a Monte Carlo simulation model. The fair value of the Public Warrants was subsequently measured based on the listed market price of such warrants at the end of the reporting period. The fair value of the Private Placement Warrants was subsequently estimated using a Monte Carlo simulation model at the end of the reporting period. The Company estimates the fair value of the warrants at each reporting period, with changes in fair value recognized in the consolidated statements of operations.

The estimated fair value of the warrant liabilities – Public Warrants is determined using Level 1 inputs. The estimated fair value of the warrant liabilities – Private Placement Warrants is determined using Level 3 inputs.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life and risk-free interest rate. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	As of December 31, 2022
Volatility	37.30 %
Discount Rate	21.80 %
Credit spread	0.20 %
Risk-free rate	3.50 %

The following table summarizes the change in fair value of the derivative liabilities during the years ended December 31, 2020, 2021, and 2022:

Balance – January 1, 2020	$ 119,307
Change in fair value of derivative instruments	3,069
Incremental Class B Units	18,745
Change in fair value of Class B Units	456,457
Balance – December 31, 2020	597,578
Incremental Class B Units	206,914
Establishment of warrant liabilities on July 21, 2021 (date of the Transactions)	45,021
Change in fair value of derivative instruments	(18,017)
Change in fair value of Class B Units	728,079
Reclassification of Class B Units from liability to equity on July 21, 2021 (date of the Transactions)	(1,528,228)
Balance – December 31, 2021	31,347
Change in fair value of derivative instruments	(15,665)
Warrants exchanged for Class A common stock (see *Note 18 – Warrant Exchange*)	(14,401)
Balance – December 31, 2022	$ 1,281

The following table summarizes the change in fair value of the Class B Units by income statement line item during the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ —	$ 136,417	$ 86,907
Sales and marketing	—	10,870	6,545
General and administrative	—	580,792	363,005
Total change in fair value of Class B Units	$ —	$ 728,079	$ 456,457

To derive the fair value of the Class B Units, we estimated the fair value of Class B Units using a valuation technique. For more information regarding the valuation of the Class B Units, see *Note 11 – Stock-Based Compensation.*

As more fully described in Note 1, we completed our Transactions in July 2021, and all Class B Units fully vested as of the transaction date, and the original operating agreement was terminated and replaced by a new

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

operating agreement consistent with the Company's Up-C structure. This new operating agreement does not contain the put and call options that existed under the previous operating agreement, and the Common Units under the new operating agreement are treated as common equity and do not generate stock-based compensation expense. The Class B Units liability was reclassified to equity as of the transaction date.

(7) Balance Sheet Components

Capitalized Implementation Costs

We capitalized cloud computing implementation costs for customer-relationship management, revenue management, and enterprise resource planning systems of $1,493, $287 and $356 for the years ended December 31, 2022, 2021 and 2020, respectively. The capitalized implementation costs are capitalized within other current assets and other assets on the consolidated balance sheets. Amortization expense related to capitalized cloud computing implementation costs was $372, $210 and $17 for the years ended December 31, 2022, 2021 and 2020, respectively.

Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Lives	As of December 31,	
		2022	2021
Furniture and fixtures	5 years	$ 960	$ 960
Computers, software and equipment	3 years	1,458	1,423
Leasehold improvements	Shorter of estimated useful life or remaining term of lease	1,278	1,278
		3,696	3,661
Less: Accumulated depreciation and amortization		(2,804)	(2,473)
Total property and equipment, net		$ 892	$ 1,188

Depreciation and amortization expense for property and equipment was $331, $431 and $451 for the years ended December 31, 2022, 2021 and 2020, respectively.

Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,	
	2022	2021
Commission and variable compensation	$ 24,207	$ 22,155
Payroll and benefits	5,258	5,164
Other accrued expenses	16,511	19,134
Total accrued expenses	$ 45,976	$ 46,453

(8) Derivative Financial Instruments

Prior to the closing of the Transactions, as part of our compensation and employee retention strategy, we entered into contracts with key employees and independent contractors which contain embedded derivatives. These contracts were intended to compensate the employees or independent contractors for services provided and retain their future services. These embedded derivative instruments were issued in the form of phantom interests in Net Income, as defined by our board of directors, that grant the holder value equal to a percentage of Net Income

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

multiplied by a price multiple, or contained an option that granted appreciation rights upon exercise, and which became exercisable upon occurrence of an initial public offering. All derivative instruments are recorded at fair value as derivative liabilities on our consolidated balance sheets.

As of December 31, 2022, there are embedded derivative instruments outstanding. The following table presents information on the location and amounts of derivative instruments gains and losses:

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income Statement	Year Ended December 31,		
		2022	2021	2020
Warrants	Other income, net	$ 14,931	$ 15,689	$ —
Phantom Interests in Net Income	Other income, net	—	—	(3,069)
Phantom Interests in Net Income	General and administrative	734	2,328	—
Option	General and administrative	—	(662)	—
Total		$ 15,665	$ 17,355	$ (3,069)

See *Note 6 – Fair Value Measurements* for more information regarding the valuation of our derivative instruments.

(9) Debt

On October 29, 2021, MarketWise, LLC, entered into a loan and security agreement (the "Loan and Security Agreement") providing for up to $150 million of commitments under a revolving credit facility (the "Credit Facility"), including a $5 million letter of credit sublimit, and allows for revolving commitments under the Credit Facility to be increased or new term commitments to be established by up to $65 million. The existing lenders under the Credit Facility are entitled, but not obligated, to provide such incremental commitments. The Credit Facility has a term of three years, maturing on October 29, 2024.

The Credit Facility is guaranteed by MarketWise, LLC's direct and indirect material U.S. subsidiaries, subject to customary exceptions (the "Guarantors"), pursuant to a guaranty by the Guarantors in favor of HSBC Bank USA, National Association, as agent (the "Guaranty"). Borrowings under the Credit Facility are secured by a first-priority lien on substantially all of the assets of MarketWise, LLC and the Guarantors, subject to customary exceptions.

Borrowings will bear interest at a floating rate depending on MarketWise, LLC's Net Leverage Ratio (as defined in the Loan and Security Agreement). The Company may use the proceeds of borrowings under the Credit Facility to finance permitted acquisitions and for working capital and other general corporate purposes. As of December 31, 2022, there were no outstanding advances under the Credit Facility.

The Loan and Security Agreement contains customary affirmative and negative covenants for transactions of this type, and contains financial maintenance covenants that require MarketWise, LLC to maintain an Interest Coverage Ratio and Net Leverage Ratio (both as defined in the Loan and Security Agreement), and provides for a number of customary events of default, which could result in the acceleration of obligations and the termination of lending commitments under the Loan and Security Agreement. As of December 31, 2022, we were in compliance with these covenants.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

(10)   Commitments and Contingencies

Leases

We lease office facilities under operating lease agreements in the United States which have an initial term of twelve months or longer as of December 31, 2022. As of December 31, 2022, remaining lease terms vary from 1 to 6 years. For two leases we have the option to extend the lease terms for a period of five years and for another two leases we have the option to extend the lease terms for a period of three years. The renewal options are not considered in the remaining lease term as we are not reasonably certain that we will exercise such option.

The components of lease expense were as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Operating lease cost	$ 2,590	$ 2,435	$ 3,267
Variable lease costs	86	97	49
Total lease costs	$ 2,676	$ 2,532	$ 3,316

Other information related to leases was as follows:

| | As of December 31, | | |
	2022	2021	2020
Lease Term and Discount Rate			
Weighted average remaining lease term (in years)	4.7	5.7	6.6
Weighted average discount rate	6.8%	7.0%	7.1%

When recording the present value of lease liabilities, a discount rate is required. We have concluded that the rates implicit in the various operating lease agreements are not readily determinable. As a result, we instead used our incremental borrowing rate, which is calculated based on hypothetical borrowings to fund each respective lease over the lease term, as of the lease commencement date, assuming that borrowings are secured by the various leased properties. The incremental borrowing rates are determined based on an assessment of our implied credit rating, using ratings scales from reputable rating agencies that consider a number of qualitative and quantitative factors. Market rates are derived as of the lease commencement dates with reference to companies with the same debt rating that operate in a similar industry.

As of December 31, 2022, maturities of lease liabilities were as follows:

Year Ending December 31:	Operating Leases
2023	$ 1,937
2024	1,825
2025	1,789
2026	1,697
2027	686
Thereafter	701
Total lease payments	$ 8,635
Less: Imputed interest	(1,320)
Total lease liabilities	$ 7,315

Supplemental cash flow information related to leases is included in Note 16, *Supplemental Cash Flow Information.*

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Contingencies

From time to time, we may be involved in disputes or regulatory inquiries, which arise in the ordinary course of business. When we determine that a loss is both probable and reasonably estimable, a liability is recorded and disclosed if the amount is material to us in aggregate. When a material loss contingency is reasonably possible, we do not record a liability, but instead disclose the nature and the amount of the claim and an estimate of the loss or range of loss, if such an estimate can reasonably be made. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position or results of operations and no corresponding liability has been recorded for any periods presented.

11. Stock-Based Compensation

During the year ended December 31, 2022 we recorded stock-based compensation related to our 2021 Incentive Award Plan and our ESPP, and during the year ended December 31, 2021, we recorded stock-based compensation related to our Class B Units and our 2021 Incentive Award Plan. As more fully described in Note 1, we completed our Transactions in July 2021, and all Class B Units fully vested as of the transaction date, and the original operating agreement was terminated and replaced by a new operating agreement consistent with the Company's Up-C structure. This new operating agreement does not contain the put and call options that existed under the previous operating agreement, and the Common Units are treated as common equity under the new operating agreement and do not generate stock-based compensation expense.

Included within cost of revenue, sales and marketing, and general and administrative expenses are stock-based compensation expenses as follows:

	Year Ended December 31,		
	2022	2021	2020
Cost of revenue	$ 1,972	$ 171,804	$ 102,736
Sales and marketing	2,209	48,098	10,567
General and administrative	4,864	843,449	440,297
Total stock-based compensation expense	$ 9,045	$ 1,063,351	$ 553,600

Total stock-based compensation expense includes: the vesting of Class B units, the change in fair value of Class B liability awards, profits distributions to Class B unitholders, and expense related to our new 2021 Incentive Award Plan as follows:

	Year Ended December 31,		
	2022	2021	2020
2021 Incentive Award Plan	$ 8,608	$ 4,909	$ —
Employee Stock Purchase Plan	437	—	—
Vested Class B units and change in fair value of Class B liability awards	—	934,993	475,202
Profits distributions to Class B unitholders	—	123,449	78,398
Total stock-based compensation expense	$ 9,045	$ 1,063,351	$ 553,600

2021 Incentive Award Plan

On May 16, 2022, we granted a service provider 373,134 restricted stock units ("RSUs"). On June 2, 2022, we granted our board members 289,555 RSUs in aggregate. On December 16, 2022, we granted certain employees 4,026,915 RSUs in aggregate. All three of these grants were under our 2021 Incentive Award Plan.

On September 27, 2021, we granted certain employees and board members RSUs and stock appreciation rights ("SARs") under our 2021 Incentive Award Plan.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

For employees and service providers, both RSUs and SARs are primarily time based and typically vest ratably over four years, as specified in the individual grant notices. The RSUs granted in September 2021 may entitle the recipients to dividend equivalents if approved by the Plan Administrator, which are subject to the same vesting terms and accumulate during the vesting period. Upon vesting, the RSU holder will be issued the Company's Class A common stock. The SARs will be settled in the Company's Class A common stock upon exercise. The shares to be issued upon exercise will have a total market value equal to the SAR value calculated as (x) number of shares underlying SAR, multiplied by (y) any excess of the Company's share value on the date of exercise over the exercise price set in each individual grant notice.

The fair value of RSUs is the same as the Company's share price on the date of grant. The fair value of the SARs was determined using a Black-Scholes model.

The activities of the RSUs and SARs and the related weighted average grant-date fair value of the respective share classes, including granted, exercised and forfeited, from January 1, 2022 to December 31, 2022 are summarized as follows:

	RSUs		SARs	
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	2,334,490	$ 8.30	1,935,131	$ 4.05
Granted	4,689,604	1.92	—	—
Vested (RSUs) or Exercised (SARs)	(660,363)	8.17	—	—
Forfeited	(102,188)	5.91	(187,658)	4.05
Outstanding at December 31, 2022	6,261,543	$ 3.45	1,747,473	$ 4.05
Exercisable at December 31, 2022	—	$ —	454,517	$ 4.05

The stock compensation expense related to the RSU and SAR grants was $8,608 and $2,340 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, 454,517 of the SARs were exercisable and have a remaining contractual term of 8.3 years.

Employee Stock Purchase Plan

As a result of the Transactions, the Company adopted the ESPP. Under the ESPP, the Company authorizes the grant of the right to purchase shares of Class A common stock by employees who qualify under the ESPP. The Company has reserved for issuance a total of 6,557,847 shares of Class A common stock. The ESPP became effective on January 1, 2022, and the current offering period began on July 1, 2022 and ended on December 31, 2022.

The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of the Company's Class A common stock on specified dates during such offerings. Under the ESPP, the Company has determined the offering period to occur in six month intervals, with the purchase occurring as of the last trading day of each offering period. On each purchase date, eligible employees will purchase the shares at a price per share equal to 85% of the lesser of (1) the fair market value of the Company's Class A common stock on the first trading day of the offering period, or (2) the fair market value of the Company's Class A common stock on the purchase date, as defined in the ESPP. The fair value of the ESPP is determined using the Monte Carlo model as of the beginning of each offering period and is expensed ratably over the six month offering period.

The Company recognized $437 of stock-based compensation expense related to the ESPP during the year ended December 31, 2022. During the year ended December 31, 2022, we issued 378,331 shares under the ESPP for cash proceeds of $827. As of December 31, 2022, $2 has been withheld on behalf of employees for a future purchase period.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Class B Units

We recognized stock-based compensation expenses of $1,058,442 and $553,600 for the years ended December 31, 2021 and 2020, respectively. These amounts include profits distributions to Class B unitholders of $123,449 and $78,398 for the years ended December 31, 2021 and 2020, respectively. The amount of stock-based compensation expense related to the Class B Units included in each of the line items in the accompanying consolidated statements of operations is as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
Cost of revenue	$ —	$ 170,536	$ 102,736
Sales and marketing	—	46,417	10,567
General and administrative	—	841,489	440,297
Total stock based-compensation expense	$ —	$ 1,058,442	$ 553,600

The following is a rollforward of Class B Units activity for the year ended December 31, 2021:

Unvested at January 1, 2021	75,044
Granted	17,690
Vested	(92,734)
Unvested at December 31, 2021	—

The weighted-average grant-date fair value of Class B Units granted was $2,195.16 per unit during the year ending December 31, 2021.

Because the Class B Units were not publicly traded, we estimated the fair value of its Class B Units in each reporting period. The fair values of Class B Units were estimated by the board of managers based on our equity value. The board of managers considered, among other things, contemporaneous valuations of our equity value prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

At the date of the Transactions on July 21, 2021, the $10 market value per share was used.

For the three and six months ended June 30, 2021, the fair value of the Class B Units was estimated using a probability-weighted expected return method. This method considered two scenarios: one based on a market approach according to a proposed acquisition of the Company and allocated through a liquidation waterfall, and the other based on the Company continuing as a private entity according to a discounted cash flow analysis, and allocated using an option pricing model. The results of these two methods were weighted to derive the fair value of the Class B Units as of March 31, 2021 and June 30, 2021.

The discounted cash flow method estimates the equity value of the Company by projecting the Company's net cash flows into the future and discounting these net cash flows to present value by applying a discount rate. Key inputs for this valuation include the Company's projected cash flows and discount rate. Changes to these inputs could have a material impact on the accompanying consolidated financial statements.

The option pricing model allocates the equity value to each class of common units by preparing a breakpoint analysis to determine which securities would receive value at each threshold of a hypothetical liquidation. Then applying a Black-Scholes option pricing analysis to determine the incremental value of each respective breakpoint and allocating that value to each participating security based on its pro-rata ownership in the breakpoint. Key inputs for this valuation include the equity value of the Company, risk-free rate, allocation thresholds, and stock volatility.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

The Company considered several objective and subjective factors to determine the best estimate of the fair value of the Class B Units, including:

- the Company's historical and expected operating and financial performance;

- current business conditions;

- indications of value from external investors and their proposed value for the business;

- the Company's stage of development and business strategy;

- macroeconomic conditions;

- the Company's weighted average cost of capital;

- risk-free rates of return;

- the volatility of comparable publicly traded peer companies; and

- the lack of an active public market for the Company's equity units.

See also Note 2, *Summary of Significant Accounting Policies — Stock-Based Compensation.*

12.   Earnings Per Share

On July 21, 2021, we completed the Transactions pursuant to the Transaction Agreement which materially impacted the number of shares outstanding. We analyzed the calculation of earnings per share for periods prior to the Transactions, and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements, as our capital structure completely changed as a result of the Transactions. Therefore, earnings per share information has not been presented for periods prior to the Transactions.

Net income (loss) for the year ended December 31, 2021 was attributed to the pre-Transactions period from January 1, 2021 through July 21, 2021 and to the post-Transactions period from July 22, 2021 through December 31, 2021. During the pre-Transactions period, net income (loss) was attributable to consolidated MarketWise, LLC and its respective noncontrolling interests. During the post-Transactions period, net income was attributable to consolidated MarketWise, Inc. and its respective noncontrolling interests. Immediately following the Transactions, MarketWise, Inc.'s controlling interest in MarketWise, LLC was 7.9% and its noncontrolling interest was 92.1%. For the post-Transaction period from July 22, 2021 through December 31, 2021, net income attributable to controlling interests included a $15,689 gain on warrant liabilities and a $2,358 tax provision, both of which are 100% attributable to the controlling interest.

Weighted average shares outstanding in the table below have not been retroactively restated to give effect to the reverse recapitalization for periods prior to the date of the Transactions. See Note 1 – *Description of Organization and Reverse Recapitalization with Ascendant Digital Acquisition Corp.* for more information regarding the Transactions. Class B common stock is not a participating security, therefore it is not included in the earnings per share calculation.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

The following table sets forth the computation of basic and diluted earnings per share for the period from July 22, 2021 through December 31, 2022:

	Year Ended December 31, 2022		Period from July 22, 2021 through December 31, 2021	
Basic earnings per share:				
Numerator:				
Net income	$	101,170	$	78,728
Less: Net income attributable to noncontrolling interests		83,180		60,476
Net income attributable to Class A common shareholders	$	17,990	$	18,252
Denominator:				
Weighted average shares outstanding (in thousands)		24,635		25,035
Basic earnings per share	$	0.73	$	0.73
Diluted earnings per share:				
Numerator:				
Net income	$	101,170	$	78,728
Less: Net income attributable to noncontrolling interests		83,180		60,476
Net income attributable to Class A common shareholders	$	17,990	$	18,252
Denominator:				
Weighted average shares outstanding (in thousands)		24,747		25,035
Diluted earnings per share	$	0.73	$	0.73

The Company's potentially dilutive securities and their impact on the computation of earnings per share are as follows:

- Public and Private Placement Warrants: the public and Private Placement Warrants were "out of the money" for the period from July 21, 2021 through December 31, 2021, therefore, net income per share excludes any impact of the 20,699,993 public warrants and 10,280,000 Private Placement Warrants. The warrants were out of the money during the portion of the year ended December 31, 2022 prior to the warrant exchange transaction in September 2022. There are no warrants outstanding as of December 31, 2022. For more details on the warrant exchange, see *Note 18 – Warrant Exchange*.

- Sponsor and MarketWise Management Member Earnout shares: the 3,051,000 Sponsor Earn Out shares and the 2,000,000 MarketWise Management Member Earn Out shares (as defined and discussed in the Original Report) held in escrow are excluded from the earnings per share computation since the earnout contingency has not been met.

- Restricted stock units: The basic earnings per share calculation includes the impact of vested RSUs as of December 31, 2022. The diluted earnings per share calculation includes the impact of dilutive RSUs, excludes the impact of antidilutive RSUs, and excludes certain RSUs with performance conditions, since the performance conditions have not been met as of December 31, 2022.

- Stock appreciation rights: The diluted earnings per share calculation excludes the impact of SARs since the effect was antidilutive.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

- ESPP: The basic earnings per share calculation includes the impact of the shares that were issued under the ESPP as of December 30, 2022.

13. Income Taxes

We are subject to U.S. federal and state taxes with respect to our allocable share of any taxable income or loss of MarketWise, LLC, as well as any standalone income or loss we generate. MarketWise, LLC is treated as a partnership for U.S. income tax purposes and for most applicable state and local income tax purposes and generally does not pay income taxes in most jurisdictions. Instead, MarketWise, LLC's taxable income or loss is passed through to its members, including us.

The components of income tax expense consisted of the following:

	Year Ended December 31,	
	2022	2021
Current income tax expense (benefit):		
Federal	$ —	$ —
State	—	—
Deferred income tax expense (benefit):		
Federal	1,294	1,942
State	196	416
Total income tax expense (benefit)	$ 1,490	$ 2,358

A reconciliation of the U.S. statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,	
	2022	2021
Statutory federal tax rate	21.00 %	21.00 %
State income taxes, net of federal benefit	3.85 %	4.50 %
Fair value of warrant liabilities	(3.61)%	— %
Permanent items	(2.13)%	(0.55)%
Income attributable to noncontrolling interests	(17.66)%	(25.20)%
Effective income tax rate	1.45 %	(0.25)%

The Company's effective tax rate was 1.45% and (0.25)% in 2022 and 2021, respectively, in comparison to the U.S. statutory rate of 21.00%. Our effective tax rates in 2022 and 2021 differ from the U.S. federal statutory rate primarily because we generally do not record income taxes for the noncontrolling portion of pre-tax income. Further, the year over year difference includes the effects of state apportionment changes, the change in fair value of warrant liabilities and net income fully in the post-Transaction period attributable to MarketWise, Inc.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

Details of the Company's deferred tax assets and liabilities are as follows:

	December 31,			
	2022		**2021**	
Deferred tax assets:				
Reserves	$	182	$	216
Accrued expenses		170		127
Deferred revenue		7,100		9,899
Derivatives		29		40
Stock-based compensation		240		102
Investment in MarketWise, LLC		29,088		28,981
Net operating loss carryforwards		3,147		1,260
Investment in flow-through partnerships		712		296
Lease liabilities		165		158
Fixed assets		—		9
Charitable contributions		9		25
Intangible assets		—		1,057
Research and development capitalization		86		—
Total deferred tax assets	$	40,928	$	42,170
Deferred tax liabilities				
Deferred expense	$	(4,236)	$	(3,959)
Related party interest		—		(53)
Right-of-use asset		(216)		(213)
Fixed assets		(18)		—
Intangible assets		(38)		—
Total deferred tax liabilities	$	(4,508)	$	(4,225)
Valuation allowance		(29,088)		(28,981)
Net deferred tax assets	$	7,332	$	8,964

We had a federal net operating loss carryforward ("NOL") of $5,997 and $4,942, which can be carried forward indefinitely as of December 31, 2022 and 2021, respectively. We also had state net operating losses of $4,145 and $272 as of December 31, 2022 and 2021, respectively, with varying carryforward periods. As of December 31, 2022, it is more likely than not that future operations will generate sufficient taxable income to realize the NOL and therefore, no valuation allowance was recorded on the NOL.

As a result of the Transactions, we recorded a deferred tax asset resulting from the outside basis difference in our interest in MarketWise, LLC. The Company considers both positive and negative evidence when measuring the need for a valuation allowance. A valuation allowance is not required to the extent that, in management's judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not (a likelihood of more than 50%) that the Company's deferred tax assets will be realized.

In evaluating the need for a valuation allowance on the deferred tax asset, the Company considered positive evidence related to its historic earnings, forecasted income and reversal of temporary differences. Therefore, the Company recorded a valuation allowance of $29,088 and $28,981 for certain deferred tax assets that are not more likely than not to be realized as of December 31, 2022 and 2021, respectively.

The deferred tax asset is remeasured at the end of the reporting period to reflect the change in relative ownership of MarketWise, LLC held by the Company. The impact of the remeasurement of the noncontrolling interest is reflected in the consolidated statements of stockholders' deficit / members' deficit.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

The Company did not record any penalties or interest related to uncertain tax positions, as management has concluded that no such positions exist, on the consolidated balance sheets as of December 31, 2022 and 2021. The Company does not expect any changes to uncertain tax positions within the next 12 months.

The Company is subject to examination for tax years beginning with the year ended December 31, 2019. The Company has been notified of an upcoming IRS examination of MarketWise, LLC for tax year 2020. The Company is not currently subject to income tax audits in any state jurisdictions for any tax year.

Tax Receivable Agreement

As part of the Transactions, we entered into Tax Receivable Agreements ("TRAs") with certain shareholders. We expect to increase our share of the tax basis in the net assets of MarketWise, LLC when MarketWise, Inc. units are redeemed or exchanged by the Founding members of MarketWise, LLC. We intend to treat any redemptions and exchanges of MarketWise, Inc. units as direct purchases of MarketWise, Inc. units for United States federal income tax purposes. These increases in tax basis may reduce the amounts that we would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The TRA will represent approximately 85% of the calculated tax savings based on the portion of basis adjustments on future exchanges of MarketWise, LLC units and other carryforward attributes assumed that we anticipate to be able to utilize in future years. There was no exchange of MarketWise, LLC units as part of the Transactions and there has been no exchange since the Transactions; therefore, we have not recorded a liability under the TRAs as of December 31, 2022.

14.   Related Party Transactions

We have certain revenue share agreements with related parties. Accordingly, we recognized revenue from related parties of $2,363, $1,284 and $3,386 for the years ended December 31, 2022, 2021 and 2020, respectively.

We incurred costs related to revenue share agreements with related parties which are capitalized within deferred contract acquisition costs. We capitalized $3,110, $10,326 and $5,891 for the years ended December 31, 2022, 2021 and 2020, respectively.

A related party provided call center support and other services to the Company for which we recorded an expense within cost of revenue of $800, $1,260 and $1,005 for the years ended December 31, 2022, 2021 and 2020, respectively.

We recorded fees paid to members of our Board of Directors of $293, $152 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively, within related party expense in the accompanying consolidated statement of operations.

A related party also provided certain corporate functions to the Company and the costs of these services are recorded within related party expense in the accompanying consolidated statement of operations. We recorded $85, $92 and $122 for the years ended December 31, 2022, 2021 and 2020, respectively. We held balances of $1,043 and $1,037 as of December 31, 2022 and December 31, 2021 of related party payables related to revenue share expenses, call center support, and the services noted above. The balances with our related party are presented net and are included in related party payables, net in the consolidated balance sheet.

We earned fees and provided certain accounting and marketing services to companies owned by certain of MarketWise's Class B unitholders. As a result, we recognized $656, $358 and $348 in other income, net for the years ended December 31, 2022, 2021 and 2020, respectively. Related party receivables related to these services were $403 and $358 as of December 31, 2022 and 2021, respectively.

We lease offices from related parties. Lease payments made to related parties were $1,824, $1,536 and $1,505 for the years ended December 31, 2022, 2021 and 2020, respectively, and rent expense of $2,378, $2,224 and $2,224 were recognized in general and administrative expenses for the years ended December 31, 2022, 2021 and 2020,

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

respectively, related to leases with related parties. At December 31, 2022 and 2021, respectively, ROU assets of $9,210 and $10,323 and lease liabilities of $7,041 and $7,545 are associated with leases with related parties.

In April 2020 we provided a loan to a Class A unitholder and recognized a related party note receivable from the unitholder of $1,148. We recognized $17 and $10 in interest income for the years ended December 31, 2022 and 2021, respectively. The related party note receivable balance was $1,158 as of December 31, 2021. This loan was repaid in October 2022.

In July 2021, the Company's board approved and made a discretionary, one-time, lifetime-award, non-employee bonus payment of $10,000 to the Company's founder, who is a Class B common stockholder, which was recorded within related party expense in the consolidated statement of operations.

We incurred costs related to lead generation marketing from a related party vendor which was partially owned by a shareholder through November 2020. We purchased lead generation marketing totaling $15,326 for the year ended December 31, 2020, which was recorded in sales and marketing expenses.

In August 2019, we provided an additional loan to a Class B unitholder and recognized a related party note receivable from the unitholder of $3,000. We recognized $25 in interest income for the year ended December 31, 2020. This loan was repaid in June 2020.

15.   Variable Interest Entities

We consolidated a VIE based on our ability to exercise power and being the primary beneficiary of the entity including directing the operations and marketing campaigns and sharing customer lists and publications, as of December 31, 2022 and 2021. There have been no reconsideration events during these periods. The assets of consolidated variable interest entities may only be used to settle obligations of these entities. In addition, there is no recourse to MarketWise for the consolidated VIE's liabilities. The following represents financial information for the consolidated VIE included in the consolidated balance sheets:

	As of December 31,			
	2022		**2021**	
Current assets	$	3,678	$	3,901
Noncurrent assets		300		2
Total assets	$	3,978	$	3,903
Current liabilities	$	227	$	274
Total liabilities	$	227	$	274

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

16.   **Supplemental Cash Flow Information**

Supplemental cash flow disclosures are as follows:

	Year Ended December 31,					
	2022		**2021**		**2020**	
Supplemental Disclosures of Cash Flow Information:						
Cash paid for interest	$	864	$	67	$	339
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases		(2,264)		(1,761)		(2,767)
Operating lease right-of-use assets obtained in exchange for lease obligations		(795)		—		(409)
Operating lease right-of-use assets obtained in exchange for lease obligations from acquisitions		(51)		398		—
Supplemental Disclosures of Non-Cash Investing and Financing Activities:						
Capitalized software included in accounts payable		38		12		—
Reconciliation of Cash and Cash Equivalents and Restricted Cash:						
Cash and cash equivalents	$	158,575	$	139,078	$	114,422
Restricted cash		—		500		505
Total	$	158,575	$	139,578	$	114,927

17.   **Shareholders' Equity**

The Company's capital stock consists of (i) issued and outstanding Class A common stock with a par value of $0.0001 per share, and (ii) issued and outstanding Class B common stock with a par value of $0.0001 per share.

The table set forth below reflects information about the Company's equity, as of December 31, 2022. The 3,051,000 Sponsor Earn Out shares held in escrow and the 2,000,000 Management Earn Out shares are considered contingently issuable shares and therefore excluded from the number of Class A common stock issued and outstanding in the table below.

	Authorized	**Issued**	**Outstanding**
Common stock - Class A	950,000,000	29,039,655	29,039,655
Common stock - Class B	300,000,000	291,092,303	291,092,303
Preferred stock	100,000,000	—	—
Total	1,350,000,000	320,131,958	320,131,958

Each share of Class A and Class B common stock entitles the holder one vote per share. Only holders of Class A common stock have the right to receive dividend distributions. In the event of liquidation, dissolution or winding up of the affairs of the Company, only holders of Class A common stock have the right to receive liquidation proceeds, while the holders of Class B common stock are entitled to only the par value of their shares. Class B common stock can be issued only to MarketWise Members, their respective successors and permitted transferees. Under the terms of the MarketWise Operating Agreement, and subject to certain restrictions set forth therein, the MarketWise Members are entitled to have their MarketWise Units redeemed or exchanged for shares of our Class A common stock, at our option. If redeemed for cash at the Company's option, such cash would have to be generated through an offering of shares to the market such that there would not be any situation where there would be a net cash obligation to the Company for such redemption. Shares of our Class B common stock held by any such redeeming or exchanging MarketWise Member will be canceled for no additional consideration on a one-for-one

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

basis with the redeemed or exchanged MarketWise Units whenever the MarketWise Members' MarketWise Units are so redeemed or exchanged. The MarketWise Members may exercise such redemption rights for as long as their MarketWise Units remain outstanding. For more information, see also Item 13: *Certain Relationships and Related Transactions, and Director Independence — MarketWise Unit Redemption Right* included in our Annual Report. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

On November 4, 2021, our Board of Directors authorized the repurchase of up to $35.0 million in aggregate of shares of the Company's Class A common stock, with the authorization to expire on November 3, 2023. We repurchased 2,484,717 and 500,270 shares totaling $13,054 and $3,340 in aggregate, including fees and commissions of $25 and $5 for the years ended December 31, 2022 and 2021, respectively. Since the inception of the program we have repurchased 2,984,987 total shares. The maximum dollar value of shares that may yet to be purchased under the plan was $18,636 as of December 31, 2022

For each share of Class A common stock the Company repurchases under the share repurchase program, MarketWise, LLC, the Company's direct subsidiary, will redeem one common unit of MarketWise, LLC held by the Company, decreasing the percentage ownership of MarketWise, LLC by the Company and relatively increasing the ownership by the other unitholders.

As more fully described in *Note 18 – Warrant Exchange* below, during September 2022 we issued Class A common stock totaling 5,939,739 in connection with our warrant exchange transaction.

18. Warrant Exchange

On August 17, 2022, we commenced an exchange offer (the "Offer") and consent solicitation (the "Consent Solicitation") relating to our outstanding Public Warrants and Private Placement Warrants to purchase shares of Class A common stock at $11.50 per share. Each holder was offered the opportunity to receive 0.1925 shares of Class A common stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Concurrently with the Offer, we solicited consents from holders of the warrants to amend the warrant agreement that governs all of the warrants (the "Warrant Agreement") to permit us to require that each warrant outstanding upon the closing of the Offer be exchanged for 0.17325 shares of Class A common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the "Warrant Amendment").

On September 14, 2022, we concluded the Offer and Consent Solicitation with approximately 96% of the outstanding warrants validly tendered and not withdrawn prior to the expiration of the Offer and Consent Solicitation. Accordingly, on September 19, 2022, we issued 5,725,681 shares of Class A common stock in exchange for the 29,743,932 warrants tendered in the Offer.

Additionally, we received the requisite approval of warrant holders to enter into the Warrant Amendment. Accordingly, we and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated September 15, 2022, and we exercised our right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that was outstanding upon the closing of the Offer for 0.17325 shares of Class A common stock per warrant. On September 30, 2022, we issued 214,058 shares of Class A common stock in exchange for the 1,236,061 outstanding warrants after closing of the Offering. As a result, there are no outstanding warrants as of September 30, 2022, and the warrants were delisted from trading on the Nasdaq. In connection with the warrant exchange, we paid out a de minimis amount of cash in lieu of fractional shares.

We incurred $2.1 million of costs directly related to the warrant exchange, consisting primarily of dealer manager fees and professional, legal, printing, filing, regulatory, and other costs. These costs were recorded in general and administrative expenses on the consolidated statements of operations as the transactions did not generate any proceeds to us and therefore the costs did not qualify to be deferred or charged to additional paid-in-capital under ASC 340-10-S99-1.

MARKETWISE, INC.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, except share, unit, per share, and per unit data)

19.   Subsequent Events

Subsequent to December 31, 2022, we granted approximately 3.4 million RSUs in aggregate to certain employees and service providers under our 2021 Award Incentive Plan.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to determine whether such disclosure controls and procedures provide reasonable assurance that information to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and such information is accumulated and communicated to management, including our principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding disclosure. Our disclosure controls and procedures were developed through a process in which our management applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of disclosure controls and procedures is based in part upon various assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As previously reported, in connection with the audit of our consolidated financial statements for the year ended December 31, 2020, our management and auditors determined that material weaknesses existed in our internal control over financial reporting related to: (i) a lack of contemporaneous documentation and account reconciliation, and (ii) the lack of a formal or documented risk assessment process. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on our evaluation, and as a result of the material weaknesses described above, our principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective. In light of this fact, our management has performed additional analyses, reconciliations, and other post-closing procedures and has concluded that, notwithstanding the material weaknesses in our internal control over financial reporting, the consolidated financial statements for the period covered by and included in this Annual Report on Form 10-K fairly state, in all material respects, our financial position, results of operations and cash flows for the period presented in conformity with U.S. GAAP.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

Management conducted an evaluation of the effectiveness of its internal controls over financial reporting as of December 31, 2022, based on the updated framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation.

Based on management's evaluation, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022, because of the material weaknesses related to i) the lack of contemporaneous documentation and account reconciliation and ii) the lack of a formalized and documented risk assessment process described above.

Remediation Efforts to Address the Material Weaknesses

We have taken a number of remediation actions since the identification of the material weaknesses through December 31, 2022, and are continuing with our efforts, that included:

- hiring personnel with appropriate levels of experience in accounting, technology, risk assessment, and internal controls;

- establishing a comprehensive SOX program that includes the documentation and assessment of the Company's risks and internal controls over financial reporting to comply with the Sarbanes-Oxley Act;

- implementing an annual risk assessment process over financial reporting;

- implementing an annual cyber security risk assessment process;

- establishing a Disclosure Task Force with participants across business units to ensure the completeness and accuracy of financial reporting disclosures;

- establishing regular director and executive management meetings to oversee Company risks and performance;

- implementing a new revenue recognition application and associated internal controls over financial reporting; and

- enhancing account reconciliation processes and internal controls, leveraging the use of a reconciliation application, and training of accounting personnel.

While significant progress has been made to enhance our internal control over financial reporting, we are still in the process of building and enhancing our processes, procedures, and controls. Additional time is required to complete the remediation of these material weaknesses and the assessment to ensure the sustainability of these remediation actions. We believe the above actions, when complete, will be effective in the remediation of the material weaknesses described above. As such, we have not concluded that the material weaknesses have been fully remediated as of December 31, 2022, and therefore have concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

Other than described above, there have been no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.


PART III


Item 10. Directors, Executive Officers and Corporate Governance.

Executive Officers and Directors

The following table lists the names, ages, and positions of the individuals who currently serve as our executive officers and directors:

Name	Age	Position
Amber Mason	43	Chief Executive Officer and Director
Stephen Park	60	Interim Chief Financial Officer
Marco Ferri	50	Chief Corporate Development Officer
Gary Anderson	55	General Counsel
Marco Galsim	49	Chief Information Officer
Cynthia Cherry	50	Chief Human Resources Officer
Manuel Borges	54	Director
Mark Gerhard	46	Director
Riaan Hodgson	53	Director
Paul Idzik	62	Director
Michael Palmer	52	Director
Van Simmons	71	Director

Amber Mason was appointed to serve as Chief Executive Officer and a member of our Board of Directors in February 2023. Ms. Mason joined MarketWise in 2006 and since that time, she has worked at multiple levels of the business. She rose to become one of the Managing Partners of Legacy Research Group, a MarketWise company, and for 6 years, she successfully led that business to new levels of growth and extraordinary success. Ms. Mason served as Vice President of Business Development in 2022 and as Chief Operating Officer for a short time in 2023, before being appointed as CEO. Ms. Mason earned a bachelor's degree in English language and literature from the University of Chicago. Having worked in a variety of roles for MarketWise and its affiliates for more than 17 years, we believe Ms. Mason is uniquely qualified to serve on our Board of Directors.

Stephen Park was appointed to serve as interim Chief Financial Officer in March 2023. Since January 2022, he has served as a financial consultant for Business Talent Group, LLC, a leading provider of business advisory and executive talent solutions ("Business Talent Group"), where he has assisted clients with IPO readiness, financial statement reporting and audit management. Prior to his work with Business Talent Group, Mr. Park served as an independent consultant from May 2020 to January 2022 and as the Chief Financial Officer of ProEM Party and Event Rentals from January 2018 to May 2020. Mr. Park has also served as Chief Financial Officer of several other privately held companies and as an Audit Partner at Ernst & Young, LLP.

Marco Ferri has served as our Chief Corporate Development Officer since January 2023, after serving as Director of Business Development since 2018. He leads all external growth initiatives, including acquisitions and joint ventures, and is responsible for identifying and fostering relationships with potential targets and partners. Prior to joining our family, Mr. Ferri was a founding partner at Avila Rodriguez Hernandez Mena & Ferri LLP ("ARHMF"), where he specialized in mergers, acquisitions and joint ventures, among other concentrations. Prior to founding ARHMF, Mr. Ferri was a partner at Holland & Knight LLP, an AmLaw 100 international law firm. Mr. Ferri holds a Bachelor of Business Administration in Marketing from the University of Notre Dame, and received his Juris Doctor, cum laude, from the University of Florida, Levin College of Law.

Gary Anderson has served as our General Counsel since 2017. He is responsible for managing all legal and compliance matters, including corporate governance, litigation, regulatory compliance, intellectual property, customer and SaaS agreements, data, global security, and privacy issues. Mr. Anderson is a Certified Information Privacy Professional (CIPP/US) through the International Association of Privacy Professionals. Prior to taking this role in 2017, Mr. Anderson worked in private practice for nearly 20 years, primarily as a partner in the Washington, D.C. office of Kirkland & Ellis LLP. During this time, Mr. Anderson represented clients in wide range of matters spanning complex commercial litigation, securities and accounting fraud, intellectual property, class actions, breach of contract, as well as sensitive government investigations. Earlier in his career, Mr. Anderson worked at PricewaterhouseCoopers as an auditor and also served as a law clerk in the U.S. Court of Appeals for the Second Circuit and the Frauds Bureau of the Manhattan District Attorney's office. Mr. Anderson earned a B.B.A. in Accounting from the University of Notre Dame and a J.D. from Notre Dame Law School, where he was the Note Editor of the Law Review. He previously served as an officer in the U.S. Army Reserve.

Marco Galsim has served as our Chief Information Officer since 2020, after serving as the Head of Technology for seven years. He provides leadership for the development of innovative, robust, scalable, and secure technology infrastructure. During his time with us, he spearheaded the full technology infrastructure transition into the cloud. Mr. Galsim has more than 20 years of experience in the technology space, having held a variety of technology positions at the Videology Group, AOL, Stanley Black and Decker, and Manugistics. Mr. Galsim holds a Bachelor of Science in Industrial Management Engineering with a minor in Mechanical Engineering from De La Salle University.

Cynthia Cherry has served as our Chief Human Resources Officer since 2018. She was tasked with building out the human resources infrastructure and developing a team to support our businesses. Ms. Cherry is responsible for leading HR strategy and influencing culture through effective talent acquisition and employee relations. With more than 20 years of experience, she has handled a full range of human resources and business management responsibilities. She spent the bulk of her earlier career in professional services, working for Mendelson & Mendelson, CPAs, the law firm of Ober, Kaler, Grimes & Shriver, and the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. Ms. Cherry is a Senior Certified Professional—SHRM, specializing in executive coaching, employee relations, compliance, and benefits. Ms. Cherry earned her bachelor's degree in Psychology at the University of Maryland, College Park.

Manuel "Manny" Borges has served as a member of our board of directors since the consummation of the Transactions in July 2021. Mr. Borges currently serves as Senior Vice President and Chief Financial Officer of Digital and Streaming for Univision, the leading Spanish-language content and media company in the United States. From 2009 until its sale to Univision in early 2021, Mr. Borges was with VIX, Inc. as their Chief Financial Officer and Chief Operating Officer. Prior to VIX, Mr. Borges served as Senior Vice President of Finance for The Related Group and the Chief Financial Officer of Related International. Prior to that, Mr. Borges was with Radio Unica Communications Corp serving as Vice President of Finance and Chief Accounting Officer and played a key role in Radio Unica's IPO. Mr. Borges began his career as an Audit Manager for PricewaterhouseCoopers. He earned a Bachelor's of Accounting and a Master's of Accounting, both from Florida International University in 1991 and 1992 respectively. We believe Mr. Borges is qualified to serve on our board of directors due to his extensive experience in finance and accounting in the attention economy sector.

Mark Gerhard was ADAC's Chief Executive Officer and a Director from March 2020 until consummation of the business combination with MarketWise, LLC (the "Transactions") in July 2021, and remains a member of our board of directors. Mr. Gerhard has been the Co-Founder, Chief Executive Officer, and Chief Technology Officer of Disruptional Ltd (f/k/a Playfusion Ltd), an artificial intelligence technology and gaming studio that is involved in creating a next generation mixed-reality platform, since January 2015. Mr. Gerhard was previously the Chief Executive Officer and Chief Technology Officer of Jagex Game Studios, a British independent game developer and publisher, and the creator of Runescape, a popular video game. Mr. Gerhard is also the Vice Chairman of TIGA, a British trade body for video game developers and publishers. Mr. Gerhard is also the Founder of Ministry of Data, a developer of cybersecurity solutions. Mr. Gerhard was also previously the Principal Security Officer at GTech Corporation, a gaming and technology company, from 2007 to 2008. Mr. Gerhard has over 15 years of experience in the digital entertainment industry. We believe Mr. Gerhard is qualified to serve on our board of directors because of his extensive experience in the attention economy sector.

Riaan Hodgson was the Chief Operating Officer and a Director of Ascendant Digital Acquisition Corporation ("ADAC") from March 2020 until the Transactions, and remains a member of our board of directors. Mr. Hodgson has been the Chief Operating Officer and Chief Financial Officer of Beauty Labs International Ltd, a technology company that provides AI applications for beauty brands, since January 2020. Mr. Hodgson has also been a director of Cambridge Venture Partners since January 2015, where he acts as an investor and advisor, focusing on technology and games. Previously, Mr. Hodgson was the Chief Operating Officer and Chief Financial Officer of Disruptional Ltd (f/k/a PlayFusion Ltd). From April 2008 to January 2015, Mr. Hodgson was the Chief Operating Officer and Chief Financial Officer of Jagex Game Studios. Mr. Hodgson is a chartered accountant and has a finance degree from North-West University. We believe Mr. Hodgson is qualified to serve on our board of directors because of his finance experience in the technology industry.

Paul Idzik has served as a member of our board of directors since consummation of the Transactions in July 2021. Mr. Idzik served as Chief Executive Officer and a member of the Board of Directors of E*Trade Financial Corporation from 2013 to 2016. He was also President of E*TRADE Bank, as well as a member of its Board of Directors. Prior to E*Trade, from 2008 to 2011, Mr. Idzik served as group Chief Executive Officer of DTZ Holdings PLC, a UK-headquartered international commercial real estate services firm with operations across 22 countries with over 7,000 employees, focusing primarily on the U.K. and China. From 1999 to 2008, Mr. Idzik held executive roles at Barclays; first as Chief Operating Officer of Barclays Capital, then ultimately becoming Group Chief Operating Officer at Barclays PLC where he was tasked with driving a significant cross-business and cross-function change agenda. Prior to Barclays, Mr. Idzik spent over a decade as a partner in the Financial Services practice of Booz Allen Hamilton, advising retail, commercial, and investment banks on strategy and performance enhancement. Mr. Idzik earned double Bachelor's degrees in Economics and Computer Applications from the University of Notre Dame in 1983 and a Master's of Business Administration in Finance from the University of Chicago's Booth School of Business in 1985. We believe Mr. Idzik is qualified to serve on our board of directors due to his extensive experience in helping companies to grow internationally and for his expertise in guiding self-directed investors.

Michael Palmer has been our Managing Director and Copywriter since 2008 and has served as a member of our board of directors since consummation of the Transactions in July 2021. Mr. Palmer is responsible for helping to develop, train, and mentor copywriting teams at our various businesses, and to also write marketing copy from time to time for these businesses. Mr. Palmer started working in the consumer publishing industry more than 25 years ago at International Living. He has worked as an assistant editor, managing editor, copywriter, and head copywriter since then, hiring and training many of the top copywriters at MarketWise today. Mr. Palmer earned a B.A. in English from James Madison University and a M.A. in Publication Design from the University of Baltimore. We believe Mr. Palmer is qualified to serve on our board of directors due to his extensive experience in the consumer and financial publishing industry.

Van Simmons has served as a member of our board of directors since consummation of the Transactions in July 2021. Mr. Simmons has served as President of David Hall Rare Coins, Inc. since 1991. He also co-founded Collector's Universe (NASDAQ: CLCT), the leading grading and authentication service to the collectibles market. Mr. Simmons also served on its board of directors from 1999 through 2018. As a rare coin dealer since 1979, Mr. Simmons is widely regarded as the foregone authority on coin grading, having pioneered the coin grading standard in use today. Mr. Simmons holds a Masters Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. We believe Mr. Simmons is qualified to serve on our board of directors due to his extensive experience in the attention economy sector.

Board Composition and Election of Directors

Our Board is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director will hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal from office. Directors may be removed by our stockholders only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of our then-outstanding voting stock entitled to vote in the election of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in control of our company.

Our Board presently has seven (7) members. The current class structure is as follows: Class I, whose terms will expire at the 2025 Annual Meeting of Stockholders; Class II, whose terms will expire at the 2023 Annual Meeting of Stockholders, and, if elected at the Annual Meeting, whose subsequent terms will expire at the 2026 Annual Meeting of Stockholders, and Class III, whose terms will expire at the 2024 Annual Meeting of Stockholders. The current Class I Directors are Manuel Borges, Riaan Hodgson, and Van Simmons; the current Class II directors are Amber Mason, Mark Gerhard and Paul Idzik; and the current Class III director is Michael Palmer. On March 1, 2023, Paul Idzik informed the Company that he will step down from the board of directors at the end of his current term, which coincides with the Company's upcoming annual meeting of stockholders. Prior to the Annual Meeting, the Board will appoint Matthew Turner as a Class II Director.

Our Board has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board has determined that Mark Gerhard, Riaan Hodgson, Manuel Borges, Paul Idzik, and Van Simmons, representing five of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq Global Market. In making this determination, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board has established three standing committees—Audit, Compensation and Nominating and Corporate Governance—each of which operates under a written charter that has been approved by our Board. The members of each of the committees is set forth below:

Audit Committee	Compensation Committee	Nominating and Governance Committee
Riaan Hodgson	Van Simmons	Paul Idzik
Manuel Borges	Mark Gerhard	Mark Gerhard
Mark Gerhard	Paul Idzik	Van Simmons

Audit Committee

The Audit Committee's responsibilities include:

▪ appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

▪ overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

- assisting our Board in overseeing our internal control over financial reporting and disclosure controls and procedures;

- reviewing the effectiveness of our risk management policies;

- reviewing legal, regulatory and compliance matters that could have a significant impact on our financial statements;

- meeting independently with our internal auditing staff, if any, and independent registered public accounting firm and management;

- reviewing and approving or ratifying related-person transactions; and

- preparing the audit committee report required by SEC rules.

The members of our Audit Committee are Riaan Hodgson, Manuel Borges and Mark Gerhard, each of whom meets the requirements for financial literacy under the Nasdaq rules. Riaan Hodgson serves as the chairperson of the committee. We undertook a review of the independence of the directors named above and have determined that each of the members of the Audit Committee meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable Nasdaq rules, and that Riaan Hodgson is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K and has the requisite financial sophistication as defined under the applicable Nasdaq rules.

Our Board adopted a written charter for the Audit Committee, which is available on our website.

Compensation Committee

The Compensation Committee's responsibilities include:

- reviewing and approving the compensation of our chief executive officer and other executive officers and, in the case of our chief executive officer, recommending for approval by the Board the compensation of our chief executive officer;

- developing and administering our equity incentive plans;

- reviewing and making recommendations to our Board with respect to director compensation;

- reviewing and discussing annually with management, and recommending to our Board, our "Compensation Discussion and Analysis," to the extent required; and

- preparing the annual compensation committee report required by SEC rules, to the extent required.

The members of our Compensation Committee are Van Simmons, Mark Gerhard, and Paul Idzik. Van Simmons serves as the chairperson of the committee. We undertook a review of the independence of the directors named above and have determined that each of the members of the Compensation Committee is "independent" as defined under the applicable Nasdaq rules. We undertook a review and determined that Van Simmons is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act. To the extent necessary or advisable for purposes of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), a minimum of two compensation committee members shall qualify as "outside directors" within the meaning of such section.

Our Board adopted a written charter for the Compensation Committee, which is available on our website.

Nominating and Corporate Governance Committee

- The Nominating and Corporate Governance Committee's responsibilities include:

- identifying individuals qualified to become members of our Board;

- recommending to our Board the persons to be nominated for election as directors and to each Board committee;

- reviewing and recommending to our Board's corporate governance principles, procedures, and practices, and reviewing and recommending to our Board proposed changes to our corporate governance principles, procedures, and practices from time to time; and

- reviewing and making recommendations to our Board with respect to the composition, size and needs of our Board.

The members of our Nominating and Corporate Governance Committee are Paul Idzik, Mark Gerhard, and Van Simmons. Paul Idzik serves as the chairperson of the committee. We undertook a review of the independence of the directors named above and have determined that each of the members of the Nominating and Corporate Governance Committee is "independent" as defined under the applicable Nasdaq rules.

Our Board adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2022, the members of our Compensation Committee were Van Simmons, Mark Gerhard, and Paul Idzik. None of the members of our Compensation Committee is a current employee of the Company. During the fiscal year ended December 31, 2022, no relationship required to be disclosed by the rules of the SEC existed aside from those identified herein.

Role of the Board in Risk Oversight

Risk assessment and oversight are an integral part of our governance and management processes. Our management is responsible for our day-to-day risk management activities. Our Board oversees the implementation of risk mitigation strategies by management and encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face, including cybersecurity risks. Throughout the year, senior management reviews these risks with the Board at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks. Our Board is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. Our Board administers this oversight function, including the oversight of cybersecurity risks, directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Board does not believe that its role in the oversight of our risks affects the Board's leadership structure.

Code of Ethics and Business Conduct

Our Board has adopted a Code of Conduct and Business Ethics that contain the ethical principles by which our chief executive officer and chief financial officer, among others, are expected to conduct themselves when carrying out their duties and responsibilities. A copy of our Code of Conduct and Business Ethics is available on our website at *www.investors.marketwise.com*. We will provide a copy of our Code of Conduct and Business Ethics to any person, without charge, upon request, by writing to, MarketWise, Inc., 1125 N. Charles Street, Baltimore, MD 21201 (telephone number (888) 261-2693). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Conduct and Business Ethics by posting such information on our website at *www.marketwise.com*.

Item 11. Executive Compensation.

This section discusses the material components of the executive compensation program for our executive officers who are named in the "Summary Compensation Table" below. In 2022, our "named executive officers" and their positions were as follows:

- Stephen Sjuggerud, Interim Chief Executive Officer and Director;

- Marco Ferri, Director, Business Development;

- Marco Galsim, Chief Information Officer; and

- Mark Arnold, former Chief Executive Officer and former Chairman of the Board.

Dr. Sjuggerud commenced serving as Interim CEO effective November 22, 2022, prior to which he served in the role of Editor. Mr. Arnold's employment with us terminated November 22, 2022.

The following table summarizes the number of shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total
Stephen Sjuggerud, Interim Chief Executive Officer and Director	2022	529,861	—	—	—	9,150 (1)	539,011
Marco Ferri, Director, Business Development	2022	500,000	—	—	343,000 (2)	9,150 (3)	852,150
	2021	500,000	—	14,367,069 (4)	552,000 (5)	266,353	15,685,422
Marco Galsim, Chief Information Officer	2022	314,038	125,936 (6)	270,769 (7)	—	9,054 (8)	719,797
Mark Arnold, former Chief Executive Officer and former Chairman of the Board	2022	458,333	—	—	—	8,497,091 (9)	8,955,424
	2021	500,000	—	—	2,747,611 (10)	1,193,353	4,440,964

——————

(1) Amount reflects Dr. Sjuggerud's 401(k) company matching contribution.
(2) Amount reflects Mr. Ferri's acquisition bonus earned for 2022, as further described in "2022 Bonuses."
(3) Amount reflects Mr. Ferri's 401(k) company matching contribution.
(4) Amount reflects the full grant-date fair value of the profits interests granted during 2021 in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Assumptions used in calculating these amounts are described in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021.
(5) Amount reflects Mr. Ferri's (a) acquisition bonus in the amount of $192,000 and (b) joint venture bonus in the amount of $360,000.
(6) Amount includes Mr. Galsim's discretionary bonus of $125,000, as further described in "2022 Bonuses," and standard employee milestone and longevity awards of $936
(7) Amount reflects the full grant-date fair value of restricted stock units ("RSUs") granted during 2022 in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. Assumptions used in calculating these amounts are described in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.
(8) Amount reflects Mr. Galsim's 401(k) company matching contribution.
(9) Amount reflects separation payment made in connection with Mr. Arnold's termination of employment, as further described in "Executive Compensation — Employment Agreements — Mark Arnold."

(10) Amount reflects Mr. Arnold's annual management bonus, as further described in "2021 Bonuses."

2022 Salaries

The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting each executive's skill set, experience, role, and responsibilities.

In 2022, the annual base salary of our Interim CEO increased from $500,000 to $750,000 effective as of November 18, 2022 in connection with his assumption of the role of Interim CEO.

2022 Bonuses

In 2022, the named executive officers were all eligible to receive an annual executive bonus payment from us. These bonus payments were determined by us based on our overall performance for the year, as well as each individual's performance, subject to each named executive officer's continued employment through the payment date.

Dr. Sjuggerud and Mr. Ferri did not receive a discretionary bonuses for 2022. Mr. Galsim received a discretionary executive bonus of $125,000 for 2022.

Pursuant to his employment agreement, Mr. Ferri was eligible to receive a cash bonus based the Company's (a) acquisition of a target company and/or (b) formation of a successful joint venture. With respect to acquisitions, Mr. Ferri was entitled to receive a cash bonus of up to 5% of the enterprise value of the target entity, subject to his continued employment through the payment date. With respect to joint ventures, Mr. Ferri was entitled to receive a cash bonus based on the aggregate net sales of the joint venture during the first 12 months, subject to his continued employment through the payment date. Mr. Ferri earned a bonus of $343,000 with respect to 2022 as a result of the successful acquisitions of Chaikin in 2021 and Buttonwood Publishing in 2022.

Mr. Arnold was entitled to receive an annual management bonus, based on a formula equal to 1.5% of our net income for 2022 as defined in the Arnold Employment Agreement. However, as a result of his termination of employment in November 2022, Mr. Arnold did not receive an annual bonus for 2022.

The annual cash bonuses awarded to each named executive officer for 2022 are set forth above in the "Summary Compensation Table" in the columns entitled "Bonus" and "Non-Equity Incentive Plan Compensation."

Equity Compensation

We can make grants of incentive compensation to our employees, consultants and non-employee directors pursuant to the MarketWise, Inc. 2021 Incentive Award Plan (the "2021 Incentive Award Plan") in the form of stock options, which may be either incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock or cash-based awards.

Mr. Galsim received a grant under the 2021 Incentive Award Plan of 153,846 RSUs on December 16, 2022.

Other Elements of Compensation

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

- medical, dental, and vision benefits;
- health savings accounts;
- medical and dependent care flexible spending accounts;
- short-term and long-term disability insurance; and
- life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to its named executive officers. The Company does not subsidize the aforementioned employee benefits for Mr. Ferri and Mr. Sjuggerud.

No Tax Gross-Ups. We do not make gross-up payments to cover our named executive officers' personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match up to 50% of the first 6% of the employee contributions made by participants in the 401(k) plan, which matching contributions fully vest over a period of five years. The named executive officers were eligible to receive company matching contributions for 2022, the amounts of which are set forth in the column entitled "All Other Compensation" in the Summary Compensation Table above. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan and making matching contributions adds to the overall desirability of our executive compensation package and further incentivizes employees, including the named executive officers, in accordance with our compensation policies.

Executive Severance Plan

The Compensation Committee adopted the MarketWise, Inc. Executive Severance Plan on December 16, 2022 (the "Severance Plan"). Mr. Galsim and Mr. Ferri did not participate in the Severance Plan in 2022, but elected to participate in the plan in 2023.

Pursuant to the Severance Plan, in the event of the termination of a participant's employment by the Company without Cause or the participant's resignation for Good Reason (each as defined in the Severance Plan) other than during the period beginning on the date that is three months prior to the consummation of a change in control and ending on the twenty-four (24)-month anniversary of such change in control (the "Change in Control Protection Period"), the participant will be entitled to receive (i) a lump-sum cash payment equal to the product of the participant's severance multiplier (1.25 for Mr. Ferri and Mr. Galsim) times the participant's base salary, (ii) the participant's target annual cash bonus for the year of termination, prorated based on the time participant was employed during the year in which termination occurs, (iii) healthcare continuation coverage or reimbursement of premiums for the Benefit Continuation Period (as defined in the Severance Plan) following termination, and (iv) continued vesting of outstanding time-based equity awards.

In the event such qualifying termination occurs during the Change in Control Protection Period, the participant will instead be entitled to (i) a lump-sum cash payment equal to the product of the participant's change in control severance multiplier (1.5 for Mr. Ferri and Mr. Galsim) times the participant's base salary, (ii) a lump-sum cash payment equal to the product of the participant's target annual bonus for the year in which termination occurs times the participant's change in control severance multiplier (1.5 for Mr. Ferri and Mr. Galsim), (iii) healthcare continuation coverage or reimbursement of premiums for the Benefit Continuation Period, and (iv) accelerated vesting of outstanding time-based equity awards.

The Severance Plan also provides that, in the event of the termination of a participant's employment due to death or Disability (as defined in the Severance Plan), the participant will be entitled to receive (i) healthcare continuation coverage or reimbursement of premiums for the Benefit Continuation Period following termination, and (ii) acceleration of vesting of outstanding time-based equity awards.

The benefits payable under the Severance Plan are subject to the participant's execution and non-revocation of a release of claims and the participant's continued compliance with applicable restrictive covenants, including post-termination non-competition and non-solicitation covenants for the participant's severance period (18 months for Mr. Ferri and Mr. Galsim) and perpetual confidentiality covenants.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2022.

		Option Awards					Stock Awards		
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Marco Galsim....	9/27/2021	11,807	35,422	(1)	$8.30	9/27/2031	—		—
	9/27/2021	—			—		42,188	(2)	70,876
	12/16/2022	—			—		153,846	(3)	258,461

_____

(1) In September 2021, we granted an award of stock appreciation rights to Mr. Galsim. The stock appreciation rights vest in equal annual installments on each of the first four anniversaries of July 21, 2021, subject to continued employment through the applicable vesting dates.

(2) The restricted stock units vest in equal annual installments on each of the first four anniversaries of the vesting commencement date of July 21, 2021, subject to continued employment through the applicable vesting dates.

(3) The restricted stock units vest in equal annual installments on each of the first four anniversaries of the vesting commencement date of March 15, 2023, subject to continued employment through the applicable vesting dates.

(4) These amounts represent the value of unvested stock awards based on the closing price of our stock on December 31, 2022, or $1.68.

Executive Compensation Arrangements

Employment Agreements

Stephen Sjuggerud

On November 22, 2022, the Board of the Company appointed Dr. Stephen Sjuggerud to serve as interim Chief Executive Officer ("Interim CEO"). In connection with his appointment as Interim CEO, on December 27, 2022, the Company entered into an Offer Letter with Dr. Sjuggerud (the "Interim CEO Offer Letter") which set forth certain compensation terms that supplement and/or supersede the compensation terms set forth in Dr. Sjuggerud's Employment Agreement with the Company dated May 1, 2015 (the "Sjuggerud Employment Agreement") with respect to his service as Interim CEO, effective as of November 18, 2022, with guaranteed minimum salary payments of $375,000 in the event of the termination by the Company without cause of his Interim CEO role prior to the six-month anniversary of his appointment and of $750,000 in the event of the termination by the Company without cause of his Interim CEO role upon or following the six-month anniversary but prior to the twelve-month anniversary of his appointment. In addition, the Offer Letter provides that Dr. Sjuggerud will be eligible to receive a discretionary bonus of up to $375,000 (as determined by our Compensation Committee after evaluating company and individual performance during Dr. Sjuggerud's tenure as Interim CEO) upon or shortly following the six-month anniversary of his appointment as Interim CEO (or upon the termination of his Interim CEO role, if earlier) and, if the duration of his employment as Interim CEO exceeds six months, an additional discretionary bonus of up to $375,000 following the termination of his Interim CEO role. Except as set forth in the Interim CEO Offer letter, the Sjuggerud Employment Agreement will remain in full force and effect during Dr. Sjuggerud's service as Interim CEO and following the termination of such service.

Pursuant to the Sjuggerud Employment Agreement, Dr. Sjuggerud is subject to confidentiality and assignment of intellectual property provisions and certain restrictive covenants, including non-disparagement and two-year post-employment non-competition and non-solicitation of employees and customer provisions.

Dr. Sjuggerud resigned from his role as Interim CEO, effective February 15, 2023.

Marco Ferri

MarketWise, LLC entered into an employment agreement with Mr. Ferri, effective July 30, 2018, providing for his position as Director of Business Development with an initial base salary of $500,000 (the "Ferri Employment Agreement"). The Ferri Employment Agreement provides that Mr. Ferri's employment term with MarketWise, LLC expires on July 30, 2021 and shall automatically renew for subsequent one-year renewal terms unless otherwise terminated by Mr. Ferri or MarketWise, LLC. The Ferri Employment Agreement may be terminated by Mr. Ferri or MarketWise, LLC at any time and for any reason upon 60 days' notice.

The Ferri Employment Agreement provides that Mr. Ferri shall be eligible to receive an annual executive bonus payment, which is determined by MarketWise, LLC on a discretionary basis based on our overall performance for the year, as well as individual performance milestones achieved, subject to Mr. Ferri's employment through the payment date. Upon any (a) acquisition of a target company and/or (b) creation of a joint venture entity by us, Mr. Ferri is also entitled to receive a cash bonus. In the event of a qualifying acquisitions, Mr. Ferri is entitled to receive a bonus of up to 5% of the enterprise value of the target entity, subject to certain milestone performance achievements and his continued employment through the payment dates. In the event of the creation of a successful joint venture, Mr. Ferri is entitled to receive a cash bonus based on the aggregate net sales of the joint venture, payable in installments over three years, subject to his continued employment through the payment date.

In the event Mr. Ferri's employment is terminated due to his death or for any reason other than for "cause" (as defined in the Ferri Employment Agreement), subject to his execution and non-revocation of a release of claims, he will be entitled to receive a separation bonus equal to three years of his base salary, less any base salary amounts previously paid during the employment term. Such separation bonus will be payable in three equal annual installments.

Mr. Ferri is entitled to participate in MarketWise, LLC's health and welfare plans.

Pursuant to the Ferri Employment Agreement, Mr. Ferri is subject to confidentiality and assignment of intellectual property provisions and certain restrictive covenants, including non-disparagement and two-year post-employment non-competition and non-solicitation of employees and customer provisions.

On January 25, 2023, Mr. Ferri entered into a letter agreement (the "Ferri Letter Agreement") that supersedes the Ferri Employment Agreement (other than as set forth therein). Under the Ferri Letter Agreement, Mr. Ferri's base salary will remain $500,000, he will remain eligible to receive any bonus payments that remain outstanding pursuant to the terms of the Ferri Employment Agreement in connection with certain acquisition and joint venture transactions initiated prior to entry into the Ferri Letter Agreement, and he will also be eligible to receive an annual discretionary incentive bonus, payable in cash and/or equity, based on individual and Company performance for each year, beginning in 2023, subject to potential reduction or offset by amounts paid in each applicable year under the bonus provisions of the Ferri Employment Agreement. The Ferri Letter Agreement also provides that Mr. Ferri will be eligible to participate in the Severance Plan.

Marco Galsim

Prior to 2023, Mr. Galsim was not party to an employee agreement or offer letter.

On January 10, 2023, the Company and Mr. Galsim entered into a letter agreement (the "Galsim Employment Agreement"), that governs the terms of his continued employment as Chief Information Officer with the Company. Under the Galsim Employment Agreement, Mr. Galsim's base salary will be $425,000, and he will be eligible to receive an annual discretionary incentive bonus, payable in cash and/or equity, based on individual and Company performance for each year, beginning in 2023. The Galsim Employment Agreement also provides that Mr. Galsim will be eligible to participate in the Severance Plan.

Mark Arnold

MarketWise, LLC entered into an employment agreement with Mr. Arnold, effective December 1, 2019, for his position as Chief Executive Officer with an initial base salary of $500,000 (the "Arnold Employment Agreement"). The Arnold Employment Agreement provided that Mr. Arnold's employment term with MarketWise,

LLC would expire on January 2, 2025, unless Mr. Arnold and MarketWise, LLC agree to renew the employment term for one subsequent two-year renewal term.

The Arnold Employment Agreement provided that Mr. Arnold shall be eligible to receive an annual executive bonus payment, which is determined by MarketWise, LLC on a discretionary basis based on our overall performance as well as Mr. Arnold's performance for the year, subject to Mr. Arnold's employment through the payment date. Mr. Arnold is also eligible to receive an additional annual cash bonus, based on a formula equal to 1.5% percent of our net income for the applicable year (the "Arnold Net Income Bonus"). Mr. Arnold is also entitled to participate in our health and welfare plans.

Pursuant to the Arnold Employment Agreement, Mr. Arnold is subject to confidentiality and assignment of intellectual property provisions and certain restrictive covenants, including non-disparagement and two-year post-employment non-competition and non-solicitation of employees and customer provisions.

Mr. Arnold resigned, effective November 17, 2022. In connection with Mr. Arnold's resignation, the Company and Mr. Arnold entered into a letter agreement, dated November 17, 2022 (the "Separation Agreement") pursuant to which Mr. Arnold received a lump sum cash payment equal to $8,510,225, less withholdings and deductions, subject to his compliance with the terms of the Separation Agreement, continued compliance with the applicable restrictive covenants and his execution and non-revocation of a general release.

Director Compensation

We have approved and implemented a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director will receive an annual director fee of $35,000, as well as an additional annual fee of $10,000 for service as the Lead Independent Director, an additional annual fee of $90,000 for service as Non-Employee Chairperson, an additional annual fee of $20,000 for service as the chair of our audit committee, an additional fee of $15,000 for service as the chair of our compensation committee, an additional fee of $9,000 for service as the chair of our nominating and governance committee, an additional annual fee of $9,000 (excluding the chair) for service on our audit committee, an additional annual fee of $6,000 (excluding the chair) for service on our compensation committee, and an additional annual fee of $5,000 (excluding the chair) for service on our nominating and corporate governance committee, each earned on a quarterly basis.

Each non-employee director who serves on the Board as of the date of the annual meeting will receive an annual RSU award with a grant date value of $150,000 (except for the lead independent director and chairperson, who will receive $165,000), with prorated awards made to directors who are initially appointed or elected to the Board on a date other than the date of an annual meeting. Annual and initial awards will vest in full on the earlier of (i) the date immediately preceding the date of our annual stockholder meeting immediately following the date of grant and (ii) the first anniversary of the grant date. In addition, each director will be reimbursed for out-of-pocket expenses in connection with their services.

Effective January 25, 2023, the Board of Directors amended the non-employee director compensation program to provide for an increase to the annual cash director fee to $60,000 (with an additional annual fee of $15,000 for service as the lead independent director), an increase to the additional annual fee for service as the chair of our nominating and corporate governance committee to $12,000, and a decrease to the annual RSU award grant date value to $125,000 (or $135,000 for the lead independent director and chairperson).

The following table contains information concerning the compensation of our non-employee directors for the fiscal year ended December 31, 2022:

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Total ($)
Manuel Borges	44,000	150,000	194,000
Mark Gerhard	48,715	150,000	198,715
Riaan Hodgson	55,000	150,000	205,000
Paul Idzik	60,000	165,000	225,000
Van Simmons	55,000	150,000	205,000
Elizabeth Burton	30,728	—	30,728

_____

(1) Amounts reflect the cash retainer fees earned by our non-employee directors in fiscal year 2022.
(2) Amounts reflect the full grant-date fair value of RSUs granted in fiscal year 2022, determined in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of stock awards in Note 11 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2022 by each non-employee director of the Board who was serving as of December 31, 2022.

Name	Unvested Restricted Stock Units Outstanding at Fiscal Year End (#)
Manuel Borges	47,468
Mark Gerhard	47,468
Riaan Hodgson	47,468
Paul Idzik	52,215
Van Simmons	47,468

Effective January 25, 2023, the Board of Directors amended the non-employee director compensation program to provide for an increase to the annual cash director fee to $60,000 (with an additional annual fee of $15,000 for service as the lead independent director), an increase to the additional annual fee for service as the chair of our nominating and corporate governance committee to $12,000, and a decrease to the annual RSU award grant date value to $125,000 (or $135,000 for the lead independent director and chairperson).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding the beneficial ownership of shares of our common stock by:

▪ each person who is known to us to be the beneficial owner of more than 5% of our common stock;

▪ each of our named executive officers and directors; and

▪ all of our executive officers and directors as a group.

The percentage of beneficial ownership and voting power of shares of our common stock set forth below is based on 34,964,490 shares of Class A common stock outstanding and 291,092,303 shares of Class B common stock outstanding as of April 25, 2023. As of April 25, 2023, we had 51 holders of record of our Class A common stock.

The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. As of April 25, 2023, we had 27 holders of record of our Class B common stock.

Each MarketWise Unit (other than MarketWise Units held by us) is redeemable from time to time at each holder's option for, at our election (determined solely by our independent directors (within the meaning of the rules of the Nasdaq) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each MarketWise Unit redeemed, in each case, in accordance with the terms of the MarketWise Operating Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the Nasdaq) who are disinterested), we may effect a direct exchange by MarketWise, Inc. of such Class A common stock or such cash, as applicable, for such MarketWise Unit. The MarketWise Members may exercise such redemption rights for as long as their MarketWise Units remain outstanding. The MarketWise Members hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to one vote on all matters on which stockholders of MarketWise, Inc. are entitled to vote generally. Upon redemption of any MarketWise Unit the corresponding share of Class B common stock will be terminated. See "Certain Relationships and Related Party Transactions—MarketWise Operating Agreement" and "Description of Capital Stock."

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them. Unless otherwise noted, the business address of each of those listed in the table below is 1125 N. Charles St., Baltimore, Maryland 21201.

Name of Beneficial Owner	Class A Common Stock Owned (1)		Class B Common Stock Owned		Combined Voting Power
	Number	%	Number	%	%
5% Stockholders					
Affiliates of Monument & Cathedral, LLC[2]	—	— %	133,361,468	45.8 %	41.0 %
Frank P. Stansberry[3]	2,851,014	8.2 %	64,814,214	22.3 %	20.8 %
Charleston Ivy, LLC[4]	—	— %	6,481,421	2.2 %	2.0 %
Douglas Casey[4]	—	— %	4,907,962	1.7 %	1.5 %
Affiliates of Greenhaven Road Investment Management[5]	4,550,354	13.0 %	—	— %	1.4 %
Ryan Markish[4] [6] [7]	60,000	*	3,601,078	1.2 %	1.1 %
Fernando Cruz[4] [6] [8]	60,000	*	3,601,078	1.2 %	1.1 %
Ascendant Sponsor LP and its affiliates [9]	3,051,000	8.7 %	—	— %	*
Dale Lynch [4] [10]	154,750	*	2,866,344	*	*
Jared Kelly[4] [11]	100,000	*	2,866,344	*	*
Alpha Global Investments[12]	2,494,727	7.1 %	—	— %	*
Directors and Named Executive Officers					
Mark Arnold[13] [14]	249,591	*	15,321,821	5.3 %	4.8 %
Stephen Sjuggerud[11]	100,000	*	19,444,264	6.7 %	6.0 %
Amber Mason	—	— %	3,601,078	1.2 %	1.1 %
Marco Ferri[15] [16]	60,000	*	2,866,344	*	*
Marco Galsim[17]	94,633	*	—	— %	*
Manuel Borges[18]	65,540	*	—	—	*
Mark Gerhard[18] [19]	2,625,283	7.5 %	—	—	*
Michael Palmer [20]	150,000	*	25,925,685	8.9 %	8.0 %
Paul Idzik[21]	72,095	*	—	— %	*
Riaan Hodgson[18] [19]	2,669,327	7.6 %	—	— %	*
Van Simmons[18]	65,540	*	—	— %	*
All directors and executive officers as a group (11 individuals)	3,500,360	10.0 %	32,393,107	11.1 %	11.0 %

---

*   Less than one percent

(1) For the purpose of calculating the Class A common stock beneficially owned by each stockholder, the total number of shares of Class A common stock outstanding does not include the shares of Class A common stock issuable upon conversion of MarketWise, LLC Common Units and forfeiture of a corresponding number of shares of Class B common stock.

(2) Represents shares held of record 85% by Monument & Cathedral, LLC and 15% by certain former equityholders of Monument & Cathedral, LLC who have entered into a voting proxy with respect to their shares in favor of Monument & Cathedral, LLC. Monument & Cathedral, LLC has voting power over 100% of such shares and dispositive power with respect to 85% of such shares. Monument & Cathedral, LLC's sole manager is Cobblestone Publishing, Inc. ("Cobblestone"). The bylaws of Cobblestone provide the president of Cobblestone with sole voting and dispositive control of the shares held directly or indirectly by Cobblestone. As the current president of Cobblestone, Myles Norin has voting and dispositive control over the shares owned by Monument & Cathedral, LLC. The business address for each such stockholder is 14 W. Mount Vernon Place, Baltimore, Maryland 21201.

(3) Frank Porter Stansberry controls Stokes Holding, LLC. Therefore, Frank Porter Stansberry may be deemed to be the beneficial owner of the securities held by Stokes Holding, LLC.

(4) In accordance with Rule 13d-3 under the Exchange Act, this stockholder would be deemed to beneficially own more than five percent of the Class A common stock as result of such stockholder's ownership of MarketWise, LLC Common Units.

(5) Information based solely on the Schedule 13D filed by Greenhaven with the SEC on September 20, 2022. Represents securities held of record by Greenhaven Road Capital Fund 2 LP ("Fund 2"), Greenhaven Road Capital Fund 1 LP ("Fund 1"), and Greenhaven Road Special Opportunities Fund LP ("SOF" and, together with Fund 2 and Fund 1, the "Greenhaven Funds"). Greenhaven Road Investment Management LP (the "Investment Manager"), an entity owned and controlled by Scott Stewart Miller, is the investment manager of each of

the Greenhaven Funds. MVM Funds, LLC (the "General Partner"), an entity owned and controlled by Scott Stewart Miller, is the general partner of Fund 1, Fund 2, and the Investment Manager. Greenhaven Road Special Opportunities Fund GP LLC (the "SOF General Partner"), an entity owned and controlled by Scott Stewart Miller, is the general partner of SOF. Therefore, Mr. Miller, the General Partner, the SOF General Partner, and the Investment Manager may be deemed to beneficially own the securities held by the Greenhaven Funds. The address for each of these persons and entities is 8 Sound Shore Drive, Suite 190, Greenwich, Connecticut 06830.

(6)   Includes 60,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(7)   Ryan Markish controls Markish Family Enterprises, LLC. Therefore, Ryan Markish may be deemed to be the beneficial owner of the securities held by Markish Family Enterprises, LLC.

(8)   Fernando Cruz controls CCL Family, LLC. Therefore, Fernando Cruz may be deemed to be the beneficial owner of the securities held by CCL Family, LLC.

(9)   Ascendant Sponsor LP is the record holder of 3,051,000 Sponsor Earnout Shares subject to release upon the occurrence of certain contingencies. Ascendant Sponsor GP LLC is the general partner of Ascendant Sponsor LP and has voting and investment discretion over the securities held by Ascendant Sponsor LP. David Gomberg is the manager of Ascendant Sponsor GP LLC and has voting and investment discretion over the securities held by Ascendant Sponsor GP LLC. The address for each of the persons and entities named in this footnote is 667 Madison Avenue, 5th Floor, New York, New York 10065.

(10) Includes 140,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(11) Includes 100,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(12) Represents 2,494,727 Class A shares held by Alpha Global Investments. Mark Gerhard and Riaan Hodgson share voting and investment discretion over such securities. The address for Alpha Global Investments is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(13) Includes 230,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(14) Mark Arnold controls Jama 2021, LLC. Therefore, Mark Arnold may be deemed to be the beneficial owner of the securities held by Jama 2021, LLC.

(15) Marco Ferri controls Alma Beacon LLC. Therefore, Marco Ferri may be deemed to be the beneficial owner of the securities held by Alma Beacon LLC.

(16) Includes 50,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(17) Includes 55,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(18) Includes 47,468 shares of Class A common stock underlying an award of restricted stock units which will vest within 60 days

(19) Includes the securities held by Alpha Global Investments as described in footnote 12.

(20) Includes 150,000 Management Members Earnout Shares subject to release upon the occurrence of certain contingencies.

(21) Includes 52,215 shares of Class A common stock underlying an award of restricted stock units which will vest within 60 days

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Earnout

Management Members Earnout Shares

Pursuant to the Transaction Agreement, prior to the expiration of the Earnout Period we may allocate up to 2,000,000 Management Members Earnout Shares in the aggregate to the Management Members, such members and amounts to be determined by us. On September 30, 2021, we allocated 2,000,000 Management Members Earnout Shares in accordance with the Transaction Agreement, and in connection with that allocation, we issued to Continental Stock Transfer & Trust Company (the "Escrow Agent"), the aggregate number of allocated Management Members Earnout Shares, to be held on behalf of the applicable Management Members in an escrow account (the "Escrow Account") established pursuant to the escrow agreement entered into at the closing of the Transactions (the "Escrow Agreement"). The Management Members Earnout Shares will be released and delivered as follows (subject to the terms and conditions of the Transaction Agreement and the Escrow Agreement): (i) 50% of the Management Members Earnout Shares that have been allocated to any Management Member as of the occurrence of Triggering Event I (as defined below) will be released from the Escrow Account to such Management Member upon the occurrence of Triggering Event I; (ii) the remaining Management Members Earnout Shares held in the Escrow Account will be released from the Escrow Account upon the occurrence of Triggering Event II (as defined below) and distributed to the Management Member to whom such Management Member Earnout Shares have been allocated; and (iii) if the conditions set forth in (i) or (ii) above have not been satisfied within the Earnout Period, any Management Members Earnout Shares remaining in the Escrow Account will be automatically released to us for cancellation.

"Triggering Event I" is defined in the Transaction Agreement as (i) the date on which the daily volume-weighted average price per share of Class A common stock for a period of at least 20 trading days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) is equal to or greater than $12.00 or (ii) if we consummate a transaction (not including the Transactions) that results in our stockholders having the right to exchange their shares for cash, securities, or other property having a value equaling or exceeding $12.00 per share (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by our Board), in either case of (i) and (ii), within the Earnout Period.

"Triggering Event II" is defined in the Transaction Agreement as (i) the date on which the daily volume-weighted average price per share of Class A common stock for a period of at least 20 trading days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) is equal to or greater than $14.00 or (ii) if we consummate a transaction (not including the Transactions) that results in our stockholders having the right to exchange their shares for cash, securities, or other property having a value equaling or exceeding $14.00 per share (for any non-cash proceeds, as determined based on the agreed valuation set forth in the applicable definitive agreements for such transaction or, in the absence of such valuation, as determined in good faith by our Board), in either case of (i) and (ii), within the Earnout Period.

Sponsor Earnout Shares

Pursuant to the Transaction Agreement, at the closing of the Transactions, the Sponsor (of which two of our directors, Mark Gerhard and Riaan Hodgson, are members) delivered to the Escrow Agent 3,051,000 Sponsor Earnout Shares, which the Escrow Agent placed in the Escrow Account. The Sponsor Earnout Shares will be released and delivered as follows (subject to the terms and conditions of the Transaction Agreement and the Escrow Agreement): (i) upon the occurrence of Triggering Event I, 50% of the Sponsor Earnout Shares will be released from the Escrow Account and distributed to the Sponsor; (ii) upon the occurrence of Triggering Event II, 50% of the Sponsor Earnout Shares will be released from the Escrow Account and distributed to the Sponsor; and (iii) if the conditions set forth in (i) or (ii) above have not been satisfied within the Earnout Period, any Sponsor Earnout Shares remaining in the Escrow Account will be automatically released to us for cancellation.

Registration Rights Agreement

In connection with the closing of the Transactions, MarketWise, Inc., the Sponsor, the MarketWise Members, and certain other parties entered into the Registration Rights Agreement, pursuant to which MarketWise, Inc. agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Class A common stock and other equity securities of MarketWise, Inc. that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, among other things, (i) we agreed to file and maintain registration statements covering the issuance of shares of Class A common stock upon redemption of MarketWise Units and the resale of MarketWise, Inc. securities held by the parties thereto from time to time, (ii) we will provide certain other registration rights for the shares of Class A common stock and certain other MarketWise, Inc. securities held by the MarketWise Members, the Sponsor, and certain other parties, and (iii) the Sponsor, the MarketWise Members, certain other holders, or their respective permitted transferees agreed not to transfer, sell, assign, or otherwise dispose of the shares of Class A common stock or Class B common stock held by such holders or such permitted transferees, as applicable, beginning on the closing of the Transactions and ending, (A)(i) with respect to the Sponsor and MarketWise Members that are members of our management team, on the earlier of (x) July 21, 2022 and (y) the date on which the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing December 18, 2021 and (ii) with respect to the MarketWise Members that are not members of our management team, January 17, 2021, and (B) on the date on which we complete a liquidation, merger, share exchange, or other similar transaction that results in all of our stockholders having the right to exchange their shares of Class A common stock and Class B common stock for cash, securities, or other property, subject to certain exceptions.

Tax Receivable Agreement

We expect to obtain an increase in our share of the tax basis of the assets of MarketWise, LLC (1) if and when (as described below under ("MarketWise Operating Agreement") the MarketWise Members receive shares of our

Class A common stock (or, at our election, cash) in connection with any redemption or exchange of MarketWise Units pursuant to the MarketWise Operating Agreement and (2) in connection with certain distributions (or deemed distributions) by MarketWise, LLC (any such basis increase, the "Basis Adjustments"). The parties intend to treat any such redemption or exchange of MarketWise Units described in clause (1) above as a direct purchase by us of MarketWise Units from the MarketWise Members for U.S. federal income and other applicable tax purposes, regardless of whether such MarketWise Units are surrendered by the MarketWise Members to MarketWise, LLC for redemption or sold to us upon the exercise of our election to acquire such MarketWise Units directly. A Basis Adjustment may have the effect of increasing (for income tax purposes) depreciation and amortization deductions allocable to us and thereby reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the consummation of the Transactions, we entered into the Tax Receivable Agreement with the MarketWise Members and MarketWise, LLC. The Tax Receivable Agreement provides for the payment by us to the MarketWise Members of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of MarketWise, LLC attributable to payments made under the Tax Receivable Agreement and deductions attributable to imputed interest deemed paid pursuant to the Tax Receivable Agreement. MarketWise, LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of MarketWise Units for shares of our Class A common stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either MarketWise, LLC or us by the MarketWise Members. The rights of the MarketWise Members under the Tax Receivable Agreement are assignable to transferees, including transferees of the MarketWise Units (other than us or MarketWise, LLC as transferee pursuant to subsequent redemptions or exchanges of the transferred MarketWise Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

The actual Basis Adjustments, as well as any amounts paid to the MarketWise Members under the Tax Receivable Agreement, will vary depending on a number of factors, including:

- *the price of shares of Class A common stock in connection at the time of redemptions or exchanges*—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of Class A common stock at the time of each redemption or exchange;

- *the timing of any subsequent redemptions or exchanges*—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of MarketWise, LLC at the time of each redemption or exchange or distribution (or deemed distribution);

- *the extent to which such redemptions or exchanges are taxable*—if a redemption or exchange is not taxable for any reason, the Basis Adjustments, as well as any related increase in tax deductions, relating to such redemption or exchange will not be available; and

- *the amount and timing of our income*—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes generally will result in payments under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability (subject to certain assumptions relating to state and local income taxes) to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement generally applies to each of our taxable years, beginning with the 2021 taxable year. There is no maximum term for the Tax Receivable Agreement;

however, the Tax Receivable Agreement may be voluntarily terminated by us pursuant to an early termination procedure and shall be terminated upon the occurrence of certain mergers, asset sales, other forms of business combinations, or other changes of control or our material breach of our material obligations under the Tax Receivable Agreement under certain circumstances, and in each case we shall be obligated to pay the MarketWise Members an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments). However, our ability to make such payment may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which we or MarketWise, LLC are then a party, or any applicable law.

The payment obligations under the Tax Receivable Agreement are our obligations and not of MarketWise, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to the MarketWise Members will be substantial. Any payments made by us to the MarketWise Members under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will generally terminate the Tax Receivable Agreement and accelerate payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of our indebtedness or (ii) we do not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment. In addition, we are obligated to use commercially reasonable efforts to avoid entering into any agreements that could be reasonably anticipated to materially delay the timing of the making of any payments under the Tax Receivable Agreement, which could limit our ability to pursue strategic transactions.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that are received by the MarketWise Members under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

The Tax Receivable Agreement provides that if (i) we materially breach any of our material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, or (iii) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor's obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement, and an assumption that, as of the effective date of the acceleration, any MarketWise Member that has MarketWise Units that have not been exchanged is deemed to have exchanged such MarketWise Units for the fair market value of the shares of our Class A common stock or the amount of cash that would be received by such MarketWise Member had such MarketWise Units actually been exchanged on such date, whichever is lower. However, as noted above, our ability to make such payments may be limited by restrictions on distributions that would either violate any contract or agreement to which we or MarketWise, LLC are then a party, or any applicable law.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the estimated present value (calculated based on a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, we could be required to make cash payments to the MarketWise Members that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control. We cannot assure that we will be able to finance our obligations under the Tax Receivable Agreement or that we will be able to make the immediate cash payment described above to the extent our or MarketWise, LLC's ability to make such payment is restricted as described above.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the Basis Adjustments, as well as other related tax positions we take, and a court could sustain any such challenge. If the outcome of any such challenge to any Basis Adjustments or the deduction of imputed interest deemed paid pursuant to the Tax Receivable Agreement would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then we will not be permitted to settle or to fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each MarketWise Member, and any such restrictions will apply for as long as the Tax Receivable Agreement remains in effect. We will not be reimbursed for any cash payments previously made to the MarketWise Members pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to the MarketWise Members will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to the MarketWise Members for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose or were prohibited from making such payments under the terms governing certain of our indebtedness (although such payments are not considered late payments and therefore would accrue interest at the lower interest if we make such payments promptly after such limitations are removed). Subject to certain exceptions as noted above, our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement under certain circumstances, in which case, the Tax Receivable Agreement will terminate and future payments thereunder will be accelerated, as noted above.

MarketWise Operating Agreement

In connection with the consummation of the Transactions, MarketWise, Inc. and the other members of MarketWise, LLC entered into the MarketWise Operating Agreement.

Appointment as Managing Member. Under the MarketWise Operating Agreement, MarketWise, Inc. is the sole manager of MarketWise, LLC. As the sole manager, MarketWise, Inc. will generally be able to control all of the day-to-day business affairs and decision-making of MarketWise, LLC without the approval of any other member. As such, MarketWise, Inc., through its officers and directors, will be responsible for all operational and administrative decisions of MarketWise, LLC and daily management of MarketWise, LLC's business. Pursuant to the terms of the MarketWise Operating Agreement, MarketWise, Inc. cannot be removed or replaced as the sole manager of MarketWise, LLC except by its resignation, which may be given at any time by written notice to the other members.

Compensation; Expenses. MarketWise, Inc. will not be entitled to compensation for its services as the manager of MarketWise, LLC except as expressly provided for in the MarketWise Operating Agreement. MarketWise, Inc. is entitled to reimbursement by MarketWise, LLC for reasonable out-of-pocket expenses incurred on behalf of MarketWise, LLC, including all expenses associated with being a public company and maintaining its corporate existence.

Distributions. The MarketWise Operating Agreement requires Tax Distributions (as defined therein) to be made by MarketWise, LLC to its members on a pro rata basis, except to the extent such distributions would render

MarketWise, LLC insolvent or are otherwise prohibited by law. Tax Distributions will be made on a quarterly basis, to each member of MarketWise, LLC, including MarketWise, Inc., based on such member's allocable share of the taxable income of MarketWise, LLC and an assumed tax rate that will be determined by MarketWise, Inc., as described below. For this purpose, each member's allocable share of MarketWise, LLC's taxable income shall be net of its share of taxable losses of MarketWise, LLC and, with respect to MarketWise, Inc., shall be determined without regard to any increases to the tax basis of our property pursuant to Sections 734(b) or 743(b) of the Code. The assumed tax rate for purposes of determining tax distributions from MarketWise, LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to a corporate or individual taxpayer (whichever is higher) resident in Baltimore, Maryland, taking into account certain assumptions and without regard to the actual final tax liability of any such member. The MarketWise Operating Agreement also allows for cash distributions to be made by MarketWise, LLC (subject to MarketWise, Inc.'s sole discretion as the sole manager of MarketWise, LLC) to its members on a pro rata basis out of Distributable Cash (as defined therein). We expect MarketWise, LLC may make distributions out of Distributable Cash periodically and as necessary to enable us to cover MarketWise, Inc.'s operating expenses and other obligations, including tax liability and other obligations under the Tax Receivable Agreement, except to the extent such distributions would render MarketWise, LLC insolvent or are otherwise prohibited by law.

Transfer Restrictions. The MarketWise Operating Agreement generally does not permit transfers of MarketWise Units by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below, and other limited exceptions. The MarketWise Operating Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each MarketWise Unit) that are necessary or advisable so that MarketWise, LLC is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. In the event of a permitted transfer under the MarketWise Operating Agreement, such transferring member will be required to simultaneously transfer shares of our Class B common stock held by such transferring member to such transferee equal to the number of MarketWise Units that were transferred to such transferee in such permitted transfer.

The MarketWise Operating Agreement provides that, in the event that a tender offer, share exchange, issuer bid, take-over bid, recapitalization, or similar transaction with respect to our Class A common stock, each of which we refer to as a "PubCo Offer," is approved by our Board or otherwise effected or to be effected with the consent or approval of our Board, each holder of MarketWise Units (other than MarketWise, Inc. and its subsidiaries) shall be permitted to participate in such PubCo Offer by delivering a participation redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such PubCo Offer. If a PubCo Offer is initially proposed by MarketWise, Inc., then MarketWise, Inc. is required to use its reasonable best efforts to enable and permit the holders of such MarketWise Units to participate in such PubCo Offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock and without being required to exchange MarketWise Units or shares of our Class B Common Stock prior to consummation of the PubCo Offer; provided that in no event shall any such holder of MarketWise Units be entitled to receive aggregate consideration for each such MarketWise Unit that is greater than the consideration payable in respect of each share of our Class A common stock pursuant to the PubCo Offer.

Except for certain exceptions, any transferee of MarketWise Units must assume, by executing a joinder to the MarketWise Operating Agreement, all of the obligations of a transferring member with respect to the transferred MarketWise Units, and such transferee shall be bound by any limitations and obligations under the MarketWise Operating Agreement (without relieving the transferring member from any applicable limitations and obligations) even if the transferee is not admitted as a member of MarketWise, LLC. A member shall retain all duties, liabilities, and obligations of a member until the transferee is accepted as a substitute member in accordance with the MarketWise Operating Agreement and MarketWise, Inc., as manager, may, in its sole discretion, reinstate all or any portion of the rights and privileges of such member with respect to such transferred MarketWise Units for any period of time prior to the admission date of the substitute member.

Maintenance of One-to-One Ratio between Shares of Class A Common Stock and MarketWise Units Owned by MarketWise, Inc., One-to-One Ratio between Sponsor Earnout Shares and Sponsor Earnout Units Owned by MarketWise, Inc., and One-to-one Ratio between Shares of Class B Common Stock and MarketWise Units Owned by the MarketWise Members. Except as otherwise determined by MarketWise, Inc., the MarketWise

Operating Agreement requires MarketWise, LLC to take all actions with respect to its MarketWise Units, including issuances, reclassifications, distributions, divisions, or recapitalizations, to maintain at all times (1) a one-to-one ratio between the number of MarketWise Units owned by MarketWise, Inc., directly or indirectly, and the aggregate number of shares of our Class A common stock issued and outstanding (not including Sponsor Earnout Class A Shares (as defined in the MarketWise Operating Agreement)), (2) a one-to-one ratio between the number of Sponsor Earnout Units (as defined in the MarketWise Operating Agreement) owned by MarketWise, Inc., directly or indirectly, and the aggregate number of Sponsor Earnout Class A Shares issued and outstanding, and (3) a one-to-one ratio between the aggregate number of MarketWise Units owned by the MarketWise Members (other than MarketWise, Inc. and its subsidiaries), directly or indirectly, and the number of shares of our Class B common stock issued and outstanding. This ratio requirement disregards (1) shares of our Class A common stock issuable under unvested options issued by MarketWise, Inc. or Management Members Earnout Shares, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options, or rights) issued by MarketWise, Inc. that are convertible into or exercisable or exchangeable for shares of our Class A common stock, except to the extent MarketWise, Inc. has contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise, or exchange thereof, to the equity capital of MarketWise, LLC. Except as otherwise determined by MarketWise, Inc., if MarketWise, Inc. issues, transfers, or delivers from treasury stock or repurchases or redeems shares of our Class A common stock in a transaction not contemplated by the MarketWise Operating Agreement, MarketWise, Inc. as manager of MarketWise, LLC will have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries, or repurchases or redemptions, the number of outstanding MarketWise Units and Sponsor Earnout Units owned by MarketWise, Inc., directly or indirectly, equals, on a one-for-one basis, the number of outstanding shares of our Class A common stock (including Sponsor Earnout Class A Shares). Except as otherwise determined by MarketWise, Inc., if MarketWise, Inc. issues, transfers, or delivers from treasury stock or repurchases or redeems any of MarketWise, Inc.'s preferred stock in a transaction not contemplated by the MarketWise Operating Agreement, MarketWise, Inc. as manager has the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, MarketWise, Inc. holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or redemption) equity interests in MarketWise, LLC which (in MarketWise, Inc.'s good faith determination) are in the aggregate substantially economically equivalent to the outstanding preferred stock of MarketWise, Inc. so issued, transferred, delivered, repurchased, or redeemed. Except as otherwise determined by MarketWise, Inc., MarketWise, LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization, or similar event) or combination (by reverse split of units, reclassification, division, recapitalization, or similar event) of MarketWise Units that is not accompanied by an identical subdivision or combination of (1) shares of our Class A common stock to maintain at all times a one-to-one ratio between the number of MarketWise Units owned by MarketWise, Inc. and the number of outstanding shares of our Class A common stock, (2) Sponsor Earnout Shares to maintain at all times a one-to-one ratio between the number of Sponsor Earnout Units owned by MarketWise, Inc. and the number of outstanding Sponsor Earnout Class A Shares, and (3) shares of our Class B common stock to maintain at all times a one-to-one ratio between the number of MarketWise Units owned by the members (other than MarketWise, Inc. and its subsidiaries) and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to certain exceptions.

Excluding certain warrants, options, or similar instruments granted pursuant to any equity plan or stock option plan in effect on, or adopted after, the date of the MarketWise Operating Agreement by MarketWise, LLC or MarketWise, Inc., in the event any holder of a warrant to purchase shares of our Class A common stock (the "Upstairs Warrants") exercises an Upstairs Warrant, then MarketWise, Inc. will cause a corresponding exercise (including by effecting such exercise in the same manner, i.e., by payment of a cash exercise price or on a cashless basis) of a warrant to purchase MarketWise Units with similar terms held by MarketWise, Inc., such that the number of shares of our Class A common stock issued in connection with the exercise of such Upstairs Warrants will be matched with a corresponding number of MarketWise Units issued by MarketWise, LLC to MarketWise, Inc. In the event that an Upstairs Warrant is redeemed, MarketWise, LLC will redeem a warrant to purchase MarketWise Units with similar terms held by MarketWise, Inc.

Issuance of MarketWise Units upon Exercise of Options or Issuance of Other Equity Compensation. When MarketWise, Inc. issues shares of our Class A common stock in settlement of stock options granted to persons that are not officers or employees of MarketWise, LLC or its subsidiaries, MarketWise, Inc. will make a capital contribution in an amount equal to the exercise price, and shall be deemed to make, a capital contribution to MarketWise, LLC equal to the aggregate value of such shares of our Class A common stock and MarketWise, LLC will issue to MarketWise, Inc. a number of MarketWise Units equal to the number of shares issued by MarketWise, Inc. When MarketWise, Inc. issues shares of our Class A common stock in settlement of stock options granted to persons that are officers or employees of MarketWise, LLC or its subsidiaries, then MarketWise, Inc. will be deemed to have sold directly to the person exercising such award a portion of the value of each share of our Class A common stock, as applicable, equal to the exercise price per share divided by the market price per share, and MarketWise, Inc. will be deemed to have sold directly to MarketWise, LLC (or the applicable subsidiary of MarketWise, LLC) the difference between the exercise price and market price per share for each such share of our Class A common stock. In cases where MarketWise, Inc. grants other types of equity compensation (including Management Members Earn-Out Shares) to employees of MarketWise, LLC or its subsidiaries, on each applicable vesting date MarketWise, Inc. will be deemed to have sold to MarketWise, LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, MarketWise, LLC (or such subsidiary) will deliver the shares to the applicable person, and MarketWise, Inc. will be deemed to have made a capital contribution to MarketWise, LLC equal to the purchase price for such shares in exchange for an equal number of MarketWise Units. In the event shares delivered to an applicable person are forfeited following vesting, the MarketWise Units issued to MarketWise, Inc. shall also be forfeited.

Dissolution. The MarketWise Operating Agreement will provide that the consent of MarketWise, Inc., as the managing member of MarketWise, LLC, and members holding a majority of the MarketWise Units then outstanding (excluding MarketWise Units held directly or indirectly by MarketWise, Inc.) will be required to voluntarily dissolve MarketWise, LLC. In addition to a voluntary dissolution, MarketWise, LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up MarketWise, LLC; (2) second, to pay debts, liabilities and obligations owed to creditors of MarketWise, LLC other than members; (3) third, to pay debts, liabilities and obligations owed to the members (other than payments or distributions owed to the members in their capacity as such pursuant to the MarketWise Operating Agreement); and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in MarketWise, LLC (as determined based on the number of MarketWise Units held by a member relative to the aggregate number of all outstanding MarketWise Units).

Confidentiality. Each member of MarketWise, LLC (other than MarketWise, Inc.) agrees to maintain the confidentiality of MarketWise, LLC's confidential information. This obligation excludes information independently developed by the members, information that is or becomes generally available to the public other than as a result by a member or its affiliates or representatives, information that is or becomes available to a member from a source other than MarketWise, Inc., MarketWise, LLC, or their representatives; provided that such source is not, and was not known, by such member to be bound by a confidentiality agreement with, or any other confidentiality obligation owed to MarketWise, Inc., MarketWise, LLC, or any of their respective affiliates or representatives or under the terms of the MarketWise Operating Agreement or information approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer, or the General Counsel of either MarketWise, LLC or MarketWise, Inc.

Indemnification. The MarketWise Operating Agreement will provide for indemnification of the manager, members and officers of MarketWise, LLC and their respective subsidiaries or affiliates.

MarketWise Unit Redemption Right. The MarketWise Operating Agreement will provide a redemption right to the members (other than MarketWise, Inc. and its subsidiaries) which will entitle them to have their MarketWise Units redeemed for, at MarketWise, Inc.'s election (determined by a majority of our independent directors (within the meaning of the Nasdaq rules) who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis, or, to the extent funded with cash proceeds received from an equity offering by MarketWise, Inc., a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each MarketWise Unit so redeemed, in each case in accordance with the terms of the MarketWise Operating Agreement. In connection with the exercise of the redemption or exchange of MarketWise Units (1) the members will be required to surrender an equal number of shares of our Class B common stock registered in the name of such redeeming or exchanging member, which will thereafter be transferred to MarketWise, Inc. and will be canceled for no consideration on a one-for-one basis with the number of MarketWise Units so redeemed or exchanged and (2) all redeeming members will surrender such MarketWise Units to MarketWise, LLC for cancellation. MarketWise, Inc. will then contribute cash or shares of our Class A common stock, as applicable, to MarketWise, LLC in exchange for an amount of newly issued MarketWise Units that will be issued to MarketWise, Inc. equal to the number of MarketWise Units redeemed from the member. MarketWise, LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such member to complete the redemption. Alternatively, MarketWise, Inc. may, at its election determined by a majority of our independent directors (within the meaning of the Nasdaq rules) who are disinterested, effect a direct exchange with the applicable members of such shares of Class A common stock or such cash, as applicable, for such MarketWise Units in lieu of such a redemption. The determination of a whether to redeem MarketWise Units for shares of our Class A common stock or cash (an "Election Decision") will be made by the "Disinterested Majority" of our Board. We expect that the Disinterested Majority will exclude any directors who directly or indirectly have a material interest (including an economic interest) in such Election Decision. By giving discretion for an Election Decision only to the Disinterested Majority, we seek to avoid conflicts of interest that could bring into question the integrity of such an Election Decision. In making an Election Decision, the Disinterested Majority may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, the potential dilutive impact of new issuances of Class A common stock, and such other factors as the Disinterested Majority may deem relevant.

Each MarketWise Member's (other than MarketWise, Inc. and its subsidiaries) redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such member and the absence of any liens or encumbrances on such MarketWise Units redeemed. Additionally, in the case MarketWise, Inc. elects a cash settlement, such member may retract its redemption request within a specified period of time. Moreover, in the case of a settlement in shares of our Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of our Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in shares of our Class A common stock, such member may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the shares of our Class A common stock to be registered for such member at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) MarketWise, Inc. failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) MarketWise, Inc. exercised its right to defer, delay, or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such member to have its shares of Class A common stock registered at or immediately following the consummation of the redemption; (4) such member is in possession of any material non-public information concerning MarketWise, Inc., the receipt of which results in such member being prohibited or restricted from selling shares of Class A common stock at or immediately following the redemption without disclosure of such information (and MarketWise, Inc. does not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the shares of Class A common stock were to be registered by such member at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) MarketWise, Inc. shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such member to consummate the resale of the shares of Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a blackout period.

Whether by redemption or exchange, MarketWise, Inc. is obligated to ensure that at all times the number of MarketWise Units that MarketWise, Inc. owns equals the number of outstanding shares of our Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Amendments. In addition to certain other requirements, MarketWise, Inc.'s prior written consent, as manager, and the prior written consent of members holding a majority of the MarketWise Units then outstanding and entitled to vote (excluding MarketWise Units held directly or indirectly by MarketWise, Inc.) will generally be required to amend or modify the MarketWise Operating Agreement.

Licensing and Solicitation Fees

Stansberry & Associates Investment Research, LLC licenses its names and logos to Stansberry Asset Management LLC ("SAM") in exchange for licensing fees. Stansberry & Associates Investment Research, LLC also receives solicitation fees from SAM when Stansberry & Associates Investment Research, LLC's customers sign up to receive services from SAM. The amount of such fees accrued in the year ended December 31, 2022 was approximately $656 thousand. Marco Ferri, Mark Arnold, Stephen Sjuggerud, Porter Stansberry, and Michael Palmer are indirect, passive owners of SAM.

Leases

We lease an office property from Sandlapper II, LLC. Stephen Sjuggerud and Michael Palmer are owners of Sandlapper II, LLC. The amount paid under the lease in the year ended December 31, 2022 was approximately $56 thousand.

We lease certain office spaces from an affiliate of Monument and Cathedral, LLC. The amount paid under the lease in the year ended December 31, 2022 was approximately $1.8 million.

Revenue Share Arrangements

Our operating companies regularly enter into informal revenue share arrangements with subsidiaries of Monument & Cathedral, LLC. Under such arrangements, our operating companies pay such subsidiaries a percentage of the revenue generated by their marketing efforts or a fixed price for each customer that our operating companies acquire through their marketing efforts. These revenue share arrangements are generally informal and only last for the duration of the marketing effort, which is typically short term. In the year ended December 31, 2022, we paid Monument & Cathedral, LLC or its subsidiaries approximately $3.1 million under such arrangements.

Our operating companies also enter into similar informal arrangements under which subsidiaries of Monument & Cathedral, LLC pay our participating operating companies for their marketing efforts. In the year ended December 31, 2022, Monument & Cathedral, LLC paid us approximately $1.3 million under such arrangements.

We expect our revenue share arrangements with Monument & Cathedral, LLC and its subsidiaries to continue.

Our operating companies also enter into similar informal arrangements under which Porter & Co. paid our participating operating companies for their marketing efforts. In the year ended December 31, 2022, Porter & Co. paid us approximately $0.8 million under such arrangements. We do not expect our revenue share arrangement with Porter & Co. to continue.

Other Services

A number of subsidiaries of Monument & Cathedral, LLC provide various administrative services to our operating companies. The total amount paid to Monument & Cathedral, LLC's subsidiaries in the year ended December 31, 2022 was approximately $0.9 million.

We provide portfolio tracking services to a number of subsidiaries of Monument & Cathedral, LLC. In the year ended December 31, 2022, Monument & Cathedral, LLC paid us approximately $0.3 million for such services.

Director and Officer Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. For additional information, see "Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors."

Policies and Procedures for Related Persons Transactions

Our board of directors adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A "related person transaction" is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000 and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or directors;

- any person who is known by the post-combination company to be the beneficial owner of more than 5% of our voting stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to the audit committee charter, the audit committee will have the responsibility to review related party transactions.

Item 14. Principal Accountant Fees and Services.

Independent Registered Public Accounting Firm

The following is a summary of fees paid or to be paid to Deloitte and Withum for services rendered:

	Year Ended December 31,	
(in thousands)	**2022**	**2021**
Audit Fees	$ 2,344	$ 1,597
Audit-Related Fees	413	1,417
Tax Fees	1,523	1,510
All Other Fees	31	32
Total	$ 4,311	$ 4,556

Audit Fees consist of fees associated with our annual audit and the review of our quarterly reports on Form 10-Q in 2022 and 2021. Included within Audit Fees are fees paid to Withum of $146 for the year ended December 31, 2021.

Audit-Related Fees consist of fees billed in relation to our S-1, S-3 and S-4 registration statements, and due diligence engagements.

Tax Fees consist of fees related to tax compliance, tax advice and planning.

All Other Fees consist of fees related to a SOX compliance engagement, and fees related to our subscription to Deloitte's accounting research tool.

Pre-Approval Policy

Our Audit Committee's charter provides that the Audit Committee, or the chair of the Audit Committee, must pre-approve any audit or non-audit service provided to us by our independent registered public accounting firm, unless the engagement is entered into pursuant to appropriate pre-approval policies established by the Audit Committee or if the service falls within available exceptions under SEC rules. Without limiting the foregoing, the Audit Committee may delegate authority to one or more independent members of the Audit Committee to grant pre-approvals of audit and permitted non-audit services, and any such pre-approvals must be presented to the full Audit Committee at its next scheduled meeting.

PART IV

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of March 1, 2021, by and among Ascendant Digital Acquisition Corp., Beacon Street Group, LLC, Members of Beacon Street Group, LLC, and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
2.2†	Amendment No. 1 to Business Combination Agreement, dated as of May 21, 2021, by and among Ascendant Digital Acquisition Corp., Beacon Street Group, LLC, and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
2.3†	Amendment No. 2 to Business Combination Agreement, dated as of June 16, 2021, by and among Ascendant Digital Acquisition Corp., MarketWise, LLC, and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
3.1	Certificate of Incorporation of MarketWise, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
3.2	Bylaws of MarketWise, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
4.1	Warrant Agreement, dated July 23, 2020, between Ascendant Digital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2020).
4.2	Specimen Warrant Certificate of the Registrant (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-239623), filed with the SEC on July 2, 2020).
4.3	Specimen Common Stock Certificate of MarketWise, Inc. (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).
4.4	Amendment No. 1 to Warrant Agreement, dated September 15, 2022, by and between MarketWise, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 15, 2022).
10.1	Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.2	Tax Receivable Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC, and certain members of MarketWise, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.3†	Third A&R Operating Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC and the members of MarketWise, LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.4+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.5+	MarketWise, Inc. Non-Employee Director Compensation Policy (Effective July 28, 2022). (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)

10.6+	2021 MarketWise, Inc. Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.7+	2021 MarketWise, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 28, 2021).
10.8	Employment Agreement, effective as of December 1, 2019, by and between MarketWise, LLC (f/k/ S & A Holdings (2013), LLC) and Mark Arnold (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).
10.9	Employment Agreement, effective as of December 2, 2019, by and between Beacon Street Services, LLC and Dale Lynch (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).
10.10	Employment Agreement, effective as of July 30, 2018, by and between MarketWise, LLC (f/k/a S & A Holdings (2013), LLC) and Marco Ferri (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).
10.11	Loan and Security Agreement, dated as of October 29, 2021, by and among MarketWise, LLC, as borrower, the guarantors party thereto, the lenders from time to time party thereto, HSBC Bank USA, National Association, as administrative agent, collateral agent, joint lead arranger, and joint bookrunner, and BMO Capital Markets Corp., as joint lead arranger and joint bookrunner. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on November 1, 2021).
10.12	Guaranty, dated as of October 29, 2021, by the guarantors identified therein in favor of HSBC Bank USA, National Association, as agent. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on November 1, 2021).
10.13	Separation Agreement, dated November 22, 2022, by and between MarketWise, Inc. and Mark Arnold. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on November 13, 2022)
10.14	Offer Letter, effective as of December 27, 2022, by and between MarketWise, Inc. and Dr. Stephen Sjuggerud. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A filed with the SEC on January 3, 2023)
10.15	MarketWise, Inc. Executive Severance Plan, effective as of December 16, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on January 13, 2023)
10.16	Letter Agreement, dated as of January 25, 2023, by and between MarketWise, Inc. and Marco Ferri. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on January 31, 2023)
10.17	Letter Agreement, dated as of February 14, 2023, by and between MarketWise, Inc. and Amber Lee Mason (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 15, 2023)
10.18	Consulting Services Agreement, dated as of March 3, 2023, by and between MarketWise, Inc. and Business Talent Group, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 10, 2023)
10.19**	Letter Agreement, dated as of January 10, 2023, by and between MarketWise, Inc. and Marco Galsim
21.1*	List of Subsidiaries of MarketWise, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)
23.1*	Consents of Experts and Counsel (incorporated by reference to Exhibit 23.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to Exhibit 31.2 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)

31.3**	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4**	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to Exhibit 32.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (incorporated by reference to Exhibit 32.2 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 31, 2023)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Definition Linkbase Document
101.DEF*	XBRL Taxonomy Extension Label Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†   The annexes, schedules, and certain exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant hereby agrees to furnish supplementally a copy of any omitted annex, schedule, or exhibit to the SEC upon request.

+   Indicates a management contract or compensatory plan.

*   Previously filed or furnished with the Company's Annual Report on Form 10-K, filed on March 31, 2023.

**   Filed herewith.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKETWISE, INC.

Date: March 31, 2023

By:	/s/ Amber Mason
Name:	Amber Mason
Title:	Chief Executive Officer

By:	/s/ Stephen Park
Name:	Stephen Park
Title:	Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amber Mason and Stephen Park, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Amber Mason Amber Mason	Chief Executive Officer and Director (Principal Executive Officer)	March 31, 2023
/s/ Stephen Park Stephen Park	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2023
/s/ Mark Gerhard Mark Gerhard	Director	March 31, 2023
/s/ Riaan Hodgson Riaan Hodgson	Director	March 31, 2023
/s/ Michael Palmer Michael Palmer	Director	March 31, 2023
/s/ Manuel Borges Manuel Borges	Director	March 31, 2023
/s/ Paul Idzik Paul Idzik	Director	March 31, 2023
/s/ Van Simmons Van Simmons	Director	March 31, 2023

[This page intentionally left blank]

Executive Officers

Amber Mason, Chief Executive Officer & Director

Stephen Park, Interim Chief Financial Officer

Marco Ferri, Chief Corporate Development Officer

Gary Anderson, General Counsel

Marco Galsim, Chief Information Officer

Cynthia Cherry, Chief Human Resources Officer

Board of Directors

David Eifrig
Editor and Director of MarketWise, Inc.

Mark Gerhard
Co-Founder, Chief Executive Officer and Chief
Technology Officer of Disruptional Ltd

Riaan Hodgson
Chief Operating Officer and Chief Financial Officer of
Beauty Labs International Ltd

Paul Idzik
Former President and Director of E*Trade Bank

Amber Mason
Chief Executive Officer and Director of MarketWise, Inc.

Michael Palmer
Managing Director, Copywriter and Director of MarketWise,
Inc.

Van Simmons
President of David Hall Rare Coins, Inc.

Matthew Smith
Founder and Director of Royalty Exchange, Inc.

Glenn Tongue
General Partner of Deerhaven Capital Management

Matthew Turner
Director and Former General Counsel of Monument &
Cathedral Holdings, LLC

Stockholder and Corporate Information

Annual Meeting of Stockholders
Friday, June 30, 2023
10:00 a.m., Eastern Time
Via live webcast

Annual Meeting of Stockholders
Nasdaq: MKTW

Corporate Headquarters
1125 N. Charles Street,
Baltimore, MD 21201

Independent Registered Public Accounting Firm
Deloitte & Touche LLP

Available Information
We make available free of charge under the Investor
Relations section of our website,
http://investors.marketwise.com, filings we make with
the Securities and Exchange Commission (the "SEC")
and other information about the company. Filings we
make with the SEC may also be accessed free of charge
on the SEC's publicly available website, *www.sec.gov.*

A copy of MarketWise, Inc.'s Annual Report on Form
10-K for the fiscal year ended December 31, 2022,
including financial statements and schedules thereto but
not including exhibits, as amended by Amendment No. 1
to MarketWise, Inc.'s Annual Report on Form 10-K, as
each were filed with the SEC, will be sent to any
shareholder of record on May 10, 2023 without charge
upon written request addressed to:

MarketWise, Inc.
Attention: Corporate Secretary
1125 N. Charles Street,
Baltimore, MD 21201

A reasonable fee will be charged for copies of exhibits.

BR57064P-0523-10K